Exhibit 99.41

Execution Version

CREDIT AGREEMENT

AMONG

VALENS GROWORKS CORP.,

as Borrower

AND

CANADIAN IMPERIAL BANK OF COMMERCE,

as Administrative Agent

AND

THE FINANCIAL INSTITUTIONS

from time to time parties hereto,

as Lenders

AND

CANADIAN IMPERIAL BANK OF COMMERCE AND ATB FINANCIAL,

as Co-Lead Arrangers and Joint Bookrunners

MADE AS OF

MAY 29, 2020

MCCARTHY TETRAULT LLP

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		1
1.01	Definitions	1
1.02	Headings	35
1.03	Accounting Practices	35
1.04	Permitted Encumbrances	36
1.05	Currency	36
1.06	Paramountcy	36
1.07	Non-Business Days	36
1.08	Interest Payments; Calculations and Other Payments	37
1.09	Determinations By the Borrower	37
1.10	Terms Generally; Extended Meanings	38
1.11	Schedules	38

ARTICLE 2 - THE CREDIT FACILITIES		39
2.01	Credit Facilities	39
2.02	Swingline Facility	39
2.03	Purpose of Credit Facilities	40
2.04	Manner of Borrowing	40
2.05	Nature of the Credit Facilities	41
2.06	Drawdowns, Conversions and Rollovers	41
2.07	Agent's Obligations with Respect to Advances	42
2.08	Lenders' and Agent's Obligations with Respect to Advances	42
2.09	Irrevocability	42
2.10	Cancellation or Permanent Reduction of the Revolving Facility	42
2.11	Accordion; Increase to Commitments under Revolving Facility	43
2.12	Market Disruption	44

ARTICLE 3 - DISBURSEMENT CONDITIONS		45
3.01	Conditions Precedent to an Initial Advance	45
3.02	Conditions Precedent to all Advances	48
3.03	Waiver	48

ARTICLE 4 - EVIDENCE OF DRAWDOWNS		49
4.01	Account of Record	49

ARTICLE 5 - PAYMENTS OF INTEREST AND STANDBY FEES		49
5.01	Interest on Prime Rate Advances	49
5.02	No Set-Off, Deduction etc	49
5.03	Standby Fees	49
5.04	Agency Fees	50
5.05	Overdue Principal and Interest	50
5.06	Interest on Other Amounts	50

ARTICLE 6 - BANKERS' ACCEPTANCES AND LETTERS OF CREDIT		50
6.01	Bankers' Acceptances	50
6.02	Letters of Credit	53

ARTICLE 7 - REPAYMENT		56
7.01	Mandatory Repayment of Principal - Revolving Facility	56

- ii -

7.02	Excess Over Maximum Amounts; Borrowing Base Deficiency and Currency Fluctuations	56
7.03	Mandatory Scheduled Repayments of Principal - Term Facility	57
7.04	Voluntary Repayments and Reductions	57
7.05	Mandatory Repayments from Issuances of Debt	58
7.06	Mandatory Repayment on Dispositions	58
7.07	Mandatory Repayments from Proceeds of Insurance	59
7.08	Cash Collateral	59

ARTICLE 8 - PLACE AND APPLICATION OF PAYMENTS		60
8.01	Place of Payment of Principal, Interest and Fees	60
8.02	Netting of Payments	61

ARTICLE 9 - REPRESENTATIONS AND WARRANTIES		61
9.01	Representations and Warranties	61
9.02	Survival and Repetition of Representations and Warranties	68

ARTICLE 10 - COVENANTS		68
10.01	Positive Covenants	68
10.02	Financial Covenants	73
10.03	Reporting Requirements	73
10.04	Negative Covenants	75

ARTICLE 11 - SECURITY		79
11.01	Form of Security	79
11.02	Additional Guarantors	80
11.03	After Acquired Property and Further Assurances	80
11.04	Landlord Agreements for Material Leasehold Interests	80
11.05	Insurance	81
11.06	Security Charging Real Property	81
11.07	Hedging Obligations	81
11.08	Application of Proceeds of Security	81

ARTICLE 12 - DEFAULT		81
12.01	Events of Default	81
12.02	Acceleration and Termination of Rights	84
12.03	Payment of Bankers' Acceptances and Letters of Credit	84
12.04	Remedies Cumulative and Waivers	85
12.05	Termination of Lenders' Obligations	85
12.06	Saving	85
12.07	Perform Obligations	85
12.08	Third Parties	86
12.09	Set-Off or Compensation	86
12.10	Realization of Security	86
12.11	Application of Payments	86
12.12	Consultant	87

ARTICLE 13 - COSTS, EXPENSES AND INDEMNIFICATION		87
13.01	Indemnification by the Borrower	87
13.02	Reimbursement by Lenders	88
13.03	Waiver of Consequential Damages	88

- iii -

13.04	Payments	89

ARTICLE 14 - THE AGENT AND THE LENDERS		89
14.01	Appointment and Authority	89
14.02	Rights as a Lender	89
14.03	Exculpatory Provisions	89
14.04	Reliance by the Agent	90
14.05	Indemnification of the Agent	90
14.06	Delegation of Duties	91
14.07	Replacement of the Agent	91
14.08	Non-Reliance on the Agent and Other Lenders	92
14.09	Collective Action of the Lenders	92
14.10	No Other Duties, etc.	92
14.11	Payments by the Borrower	92
14.12	Knowledge and Required Action	93
14.13	Request for Instructions	93
14.14	Actions by Lenders	94
14.15	Provisions for Benefit of Lenders Only	95
14.16	Payments by the Agent	95
14.17	Acknowledgements, Representations and Covenants of Lenders	96
14.18	Rights of the Agent	97
14.19	Non-Funding Lenders	98
14.20	Sharing of Payments by Lenders	99
14.21	Agent's Clawback	99
14.22	Grant of Security in Quebec	100

ARTICLE 15 - TAXES AND CHANGE OF CIRCUMSTANCES		100
15.01	Increased Costs	100
15.02	Taxes	102
15.03	Mitigation Obligations: Replacement of Lenders	104
15.04	Illegality	105

ARTICLE 16 - SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS		105
16.01	Successors and Assigns Generally	105
16.02	Assignment by Lenders	106
16.03	Register	107
16.04	Participations	107
16.05	Certain Pledges	108

ARTICLE 17 - GENERAL		108
17.01	Costs and Expenses	108
17.02	Nature of Obligations under this Agreement	108
17.03	Addresses, Etc. for Notices	108
17.04	Governing Law and Submission to Jurisdiction	109
17.05	Judgment Currency	110
17.06	Benefit of this Agreement	110
17.07	Survival	110
17.08	Severability	111
17.09	Entire Agreement	111
17.10	Further Assurances	111
17.11	Waiver of Jury Trial	111

- iv -

17.12	Counterparts; Integration; Effectiveness	111
17.13	Electronic Execution of Loan Documents; Delivery by Electronic Transmission	112

17.14	Treatment of Certain Information; Confidentiality	112
17.15	Tombstone Marketing	113
17.16	Time of the Essence	113
17.17	Termination of Agreement and Loan Documents	113
17.18	Anti-Money Laundering Legislation	113

TABLE OF SCHEDULES

Schedule A	-	Lenders and Commitments
Schedule B	-	Notice of Request for Advance
Schedule C	-	Repayment Notice
Schedule D	-	Compliance Certificate
Schedule E	-	Borrowing Base Certificate
Schedule F	-	Credit Parties on Closing Date
Schedule G	-	Assignment and Assumption
Schedule H	-	Increase Request
Schedule I	-	Solvency Certificate
Schedule 9.01(10)	-	Litigation
Schedule 9.01(13)	-	Real Property
Schedule 9.01(15)	-	Insurance
Schedule 9.01(19)	-	Corporate Structure
Schedule 9.01(20)	-	Relevant Jurisdictions
Schedule 9.01(21)	-	Intellectual Property
Schedule 9.01(22)	-	Material Contracts and Material Licences
Schedule 9.01(30)	-	Joint Ventures
Schedule 9.01(31)	-	Non-arm's Length Transactions
Schedule 10.04(7)	-	Investments as of the Closing Date
Schedule 10.04(17)	-	Restrictive Agreements

CREDIT AGREEMENT

THIS AGREEMENT is made as of May 29, 2020

A M O N G:

VALENS GROWORKS CORP., a corporation existing under the laws of the Province of British Columbia (hereinafter referred to as the "Borrower")

-	and -

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as administrative agent (the "Agent")

-	and -

Each financial institution from time to time party to this Agreement and shown as a Lender on the signature pages hereto (hereinafter in such capacities individually referred to as a "Lender" and collectively in such capacities referred to as the "Lenders")

WHEREAS the Borrower has requested the Credit Facilities and the Lenders have agreed to provide the Credit Facilities to the Borrower on the terms and conditions herein set forth;

AND WHEREAS Canadian Imperial Bank of Commerce will be the Agent as contemplated by Section 14.01;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

In this Agreement unless something in the subject matter or context is inconsistent therewith:

"2020 Circular" means the Borrower's management information circular dated May 12, 2020 in connection with its annual general and special meeting of shareholders scheduled to be held on June 12, 2020.

"Acquisition" shall mean, with respect to any Person, any purchase or other acquisition by such Person after the Closing Date, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of: (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an Equity Interest in, such other Person) such that such other Person becomes a Subsidiary of such Person or of any of its Subsidiaries; (b) all or substantially all of the Property of any other Person; or (c) all or any material portion of any division, business, or operation or undertaking of any other Person as a going concern.

“Additional Offer Lender” has the meaning set forth in Section 2.11(4).

“Advance” means a borrowing by the Borrower by way of a Prime Rate Advance, a BA Equivalent Note, acceptance by a Lender of a draft or depository bill presented for acceptance as a Bankers’ Acceptance, or the issuance of a Letter of Credit by the Issuing Lender, and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Prime Rate Advances whether as a result of a Drawdown, Conversion, Rollover or deemed Advance, plus the face amount of all outstanding Bankers’ Acceptances and BA Equivalent Notes, plus the maximum amount payable under Letters of Credit.

“Affiliate” means, with respect to a specified Person, another Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent” means Canadian Imperial Bank of Commerce in its capacity as administrative agent for the Lenders, including any successor agent pursuant to Section 14.07.

“Agent’s Payment Branch” means the branch of the Agent located at its main branch at Commerce Court West, Toronto, Ontario M5L 1A2, or such other office that the Agent may from time to time designate by notice to the Borrower and the Lenders.

“Agreement” means this credit agreement, the schedules and all amendments made hereto in accordance with the provisions hereof.

“Allocation Notice” has the meaning set forth in Section 2.11(3).

“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Criminal Code (Canada) and the regulations thereunder.

“Analytical Licence” means the analytical licence issued by Health Canada to Valens AgriTech Ltd. bearing licence no. [*****]

“Annual Business Plan” means the annual business plan of the Borrower for any particular Fiscal Year, prepared on a Consolidated basis, with financial projections and budgets for such Fiscal Year, in each case consisting of a balance sheet, statement of income, statement of cash flows, Capital Expenditures, and management discussion and analysis.

“Anti-Corruption Laws” has the meaning set forth in Section 9.01(33).

“Applicable Cannabis Laws” means Applicable Laws with respect to Cannabis Activities (other than Applicable Laws of general application), including, without limitation, the Cannabis Act, the Cannabis Regulations, the Controlled Drugs and Substances Act (Canada), the Controlled Substances Act (United States) and the Agriculture Improvement Act of 2018 (United States).

“Applicable Law” means: (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgment, order, writ, injunction, decision, ruling, decree or award; or (c) any regulatory policy, practice, request, guideline or directive, in each case, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the Property of such Person, in each case, whether or not having the force of law.

"Applicable Margin" means, with respect to any Advance and the standby fees, from one Pricing Date to the next, the rates per annum determined in accordance with clauses (a) and (b) below. For purposes hereof, the term "Pricing Date" means, for any Fiscal Quarter of the Borrower ending on or after the Closing Date, the third Business Day after receipt by the Agent of the financial statements and Compliance Certificate for such Fiscal Quarter pursuant to Section 10.03 hereof. The Applicable Margin shall be established on a Pricing Date based on the Senior Leverage Ratio as of the end of the most recently completed Fiscal Quarter or Fiscal Year, as applicable, and the Applicable Margin established on a Pricing Date shall remain in effect until the next Pricing Date. If the Borrower has not delivered its financial statements and Compliance Certificate by the date such financial statements and Compliance Certificate are required to be delivered under Section 10.03 hereof (the "Required Delivery Date"), until such financial statements and Compliance Certificate are delivered, the Applicable Margin shall, on the first day after the latest date by which the Borrower was so required to provide such financial statements and Compliance Certificate, be set at the highest Applicable Margin (i.e., Level III shall apply). Each determination of the Applicable Margin made by the Agent in accordance with the foregoing shall be conclusive and binding on the Borrower and the Lenders if reasonably determined. Notwithstanding anything else in this definition, for the purpose of determining the Applicable Margin until the delivery of unaudited financial statements and a Compliance Certificate in respect of the Fiscal Quarter ending on February 28, 2020, the Senior Leverage Ratio shall be deemed to be at Level I. For greater certainty, there shall be no adjustments to the Applicable Margin in respect of Bankers' Acceptances and BA Equivalent Notes that are outstanding on a Pricing Date and the adjustment shall apply in respect of such outstanding Bankers' Acceptances and BA Equivalent Notes on the next Rollover Date.

(a)	Credit Facilities:

[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]
[*****]	[*****]	[*****]	[*****]	[*****]

(b)	Upon the occurrence of an Event of Default that is continuing, the Applicable Margin will be the maximum rate set forth in the applicable table in the definition of Applicable Margin for the applicable type of Advance (regardless of the Senior Leverage Ratio) plus [*****] per annum.

"Applicable Order" means any applicable domestic or foreign order, judgment, award or decree made by any court or Governmental Authority.

"Approval Instrument" has the meaning set forth in Section 14.14(4).

"Approved Currency" means, in respect of any Approved Jurisdiction, the legal tender of such Approved Jurisdiction.

"Approved Jurisdiction" means an Approved Medical Cannabis Jurisdiction or an Approved Non-Medical Cannabis Jurisdiction.

"Approved Medical Cannabis Jurisdiction" means a Medical Cannabis Jurisdiction (a) which is approved in writing by the Majority Lenders in their sole discretion and (b) if required by the Agent, is confirmed as a Medical Cannabis Jurisdiction by a legal opinion provided by Borrower's Counsel in such jurisdiction in form and substance satisfactory to the Agent and lenders' counsel. The Majority Lenders may in their sole discretion from time to time (i) upon receipt of a written request by the Borrower, designate any jurisdiction as an Approved Medical Cannabis Jurisdiction provided that all the above criteria have been satisfied; and (ii) revoke the designation of any jurisdiction as an Approved Medical Cannabis Jurisdiction by written notice to the Borrower if such jurisdiction is no longer a Medical Cannabis Jurisdiction. Each of Canada, Denmark and Australia are Approved Medical Cannabis Jurisdictions as at the Closing Date. Notwithstanding the foregoing, the United States shall not be designated an Approved Medical Cannabis Jurisdiction except with the written consent of all Lenders in their sole discretion.

"Approved Non-Medical Cannabis Jurisdiction" means a Non-Medical Cannabis Jurisdiction (a)  which is approved in writing by the Majority Lenders in their sole discretion and (b) if required by the Agent, is confirmed as a Non-Medical Cannabis Jurisdiction by a legal opinion provided by Borrower's Counsel in such jurisdiction in form and substance satisfactory to the Agent and lenders' counsel. The Majority Lenders may in their sole discretion from time to time (i) upon receipt of a written request by the Borrower, designate any jurisdiction an Approved Non-Medical Cannabis Jurisdiction provided that all the above criteria have been satisfied; and (ii) revoke the designation of any jurisdiction as an Approved Non-Medical Cannabis Jurisdiction by written notice to the Borrower, if such jurisdiction is no longer a Non-Medical Cannabis Jurisdiction. Canada is the only Approved Non-Medical Cannabis Jurisdiction as at the Closing Date. Notwithstanding the foregoing, the United States shall not be designated an Approved Non- Medical Cannabis Jurisdiction except with the written consent of all Lenders in their sole discretion.

"Arm's Length" is defined in the definition of "Non-Arm's Length".

"Asset Coverage Percentage" means an amount equal to:

(a)	the aggregate gross assets of the Credit Parties, determined on an unconsolidated basis and excluding all intra Group Party items and Investments in any Group Party; divided by

(b)	gross assets of the Borrower, determined on a Consolidated basis; multiplied by

(c)	100 and expressed as a percentage.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Agent, in substantially the form of Schedule G or any other form approved by the Agent.

"Auditor" means the Borrower's auditor, being KPMG LLP, and includes its successors and any replacement auditor from time to time.

"Authorization" means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, having the force of law.

“BA Discount Proceeds” means, with respect to a particular Bankers’ Acceptance or BA Equivalent Note, the following amount:

  F

1 + D x T

       365

where

F	means the face amount of such Bankers’ Acceptance;

D	means the applicable BA Discount Rate for such Bankers’ Acceptance; and

T	means the number of days to maturity of such Bankers’ Acceptance,

with the amount as so determined being rounded to the nearest whole cent, with one-half of one cent being rounded up.

“BA Discount Rate” means:

(a)	with respect to any Lender which is a Schedule I Lender, and in respect of a Bankers’ Acceptance being purchased by such Lender on any day, CDOR for a term which is comparable to the term of such Bankers’ Acceptance, quoted at or about 10:20 a.m. (Toronto time) on such date; and

(b)	with respect to any Lender which is not a Schedule I Lender, and in respect of a Bankers’ Acceptance being purchased by such Lender or a BA Equivalent Note being issued by such Lender on any day, the lower of (i) such Lender’s bid rate for bankers’ acceptances with a term equal to the term selected by the Borrower; and (ii) the sum of CDOR, as determined pursuant to clause (a) above, applicable to bankers’ acceptances for a term which is comparable to the term of the applicable Bankers’ Acceptance or BA Equivalent Note plus 10 basis points;

(c)	provided that the BA Discount Rate shall not be less than [*****]

“BA Equivalent Note” has the meaning set forth in Section 6.01(1).

“BA Lender” means any Lender which has not notified the Agent in writing that it is unwilling or unable to accept Drafts as provided for in Article 6.

“BA Stamping Fee” means the amount calculated by multiplying the face amount of a Bankers’ Acceptance or a BA Equivalent Note by the BA Stamping Fee Rate and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers’ Acceptance or purchase of such BA Equivalent Note by a Lender up to but excluding the maturity date of such Bankers’ Acceptance or BA Equivalent Note and the denominator of which is 365.

“BA Stamping Fee Rate” means, with respect to a Bankers’ Acceptance or a BA Equivalent Note, the applicable percentage rate per annum indicated below the reference to “BA Stamping Fee Rate” in the definition of “Applicable Margin” relevant to the period in respect of which a determination is being made.

“Bankers’ Acceptance” or “BA” means a depository bill, as defined in the Depository Bills and Notes Act (Canada), in Canadian Dollars that is in the form of a Draft signed by or on behalf of the Borrower and accepted by a BA Lender as contemplated under Section 6.01 or, for Lenders not participating in clearing services as contemplated in that Act, a draft or other bill of exchange in Canadian Dollars that is signed on behalf of the Borrower and accepted by a Lender.

“Basel III” means: (a) the agreements on capital requirements, leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated; and (b) any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

“Borrower” means Valens GroWorks Corp., a corporation incorporated under the laws of the Province of British Columbia, and includes any successors and permitted assigns.

“Borrower’s Counsel” means Stikeman Elliott LLP or such other firm or firms of legal counsel as the Borrower may from time to time designate and any and all local agent counsel retained by Stikeman Elliott LLP or such other law firm, as applicable, for and on behalf of the Borrower or any Group Party.

“Borrowing Base” means, as of any date of determination and without duplication, an amount equal to the sum of:

(a)	[*****] of Qualified Cash, plus

(b)	[*****] of Government Eligible Accounts, plus

(c)	[*****] of Canadian Eligible Accounts; plus

(d)	[*****] of Foreign Eligible Accounts, less

(e)	the aggregate amount of all Priority Payables, less

(f)	the aggregate amount of all early payment discounts on Eligible Accounts.

“Borrowing Base Certificate” means the certificate required pursuant to Section 10.03(4), substantially in the form annexed hereto as Schedule E, setting forth in reasonable detail, as of the date of determination, the calculation of the Borrowing Base and signed by a Responsible Officer of the Borrower.

“Business” means (a) the extraction of Cannabis oils from dried hemp or Cannabis; (b) the production of Cannabis-based products for white label manufacturing agreements; (c) the conduct of all Cannabis Activities; and (d) any other business that is similar or otherwise reasonably related, ancillary or complementary thereto, but shall not include any cultivation of any Cannabis.

"Business Authorizations" means, at any time, (a) all material Authorizations necessary or advisable for the Business; (b) each Health Canada Licence (other than the Analytical Licence) and (c) any export permit.

"Business Day" means any day, other than a Saturday or a Sunday, on which banks generally are open for business in Toronto, Ontario and Kelowna, British Columbia.

"Canadian Dollars", "Cdn. Dollars", "Cdn.$" and "$" means the lawful money of Canada.

"Canadian Eligible Account" means an Eligible Account owing by an obligor (other than a Canadian Governmental Authority) organized and existing under the federal laws of Canada or any province or territory thereof.

"Cannabis" means:

(a)	any plant or seed, whether live or dead, from any species or subspecies of genus Cannabis, including Cannabis sativa, cannabis indica, and Cannabis ruderalis, Marijuana and Industrial Hemp and any part, whether live or dead, of the plant or seed thereof, including any stalk, branch, root, leaf, flower or trichome;

(b)	any material obtained, extracted, isolated, or purified from the plant or seed or the parts contemplated by clause (a) of this definition, including any oil, cannabinoid, terpene, genetic material or any combination thereof;

(c)	any organism engineered to biosynthetically produce the material contemplated by clause (b) of this definition, including any micro organism engineered for such purpose;

(d)	any biologically or chemically synthesized version of the material contemplated by clause (b) of this definition or any analog thereof, including any product made by any organism contemplated by clause (c) of this definition; and

(e)	any other meaning ascribed to the term "cannabis" under Applicable Law, including under the Cannabis Act, the Controlled Drugs and Substances Act (Canada) and the Controlled Substances Act (United States).

"Cannabis Act" means the Cannabis Act (Canada), as amended or replaced from time to time.

"Cannabis Activities" means all activities (including advertising or promotional activities) relating to or in connection with the possession, exportation, importation, cultivation, production, processing, purchase, distribution or sale of Cannabis or Cannabis products, whether such activities are for medical, scientific, recreational or any other purpose. Notwithstanding the foregoing, the acquisition of services or Property to facilitate such activities which are acquired or used in accordance with Applicable Laws shall not constitute "Cannabis Activities". For the avoidance of doubt, Cannabis Activities may only be conducted in an Approved Jurisdiction.

"Cannabis Jurisdiction" means a country in which Applicable Laws (at both the federal and, if applicable, provincial or state level) permit any Cannabis Activities.

"Cannabis Regulations" means the regulations made from time to time under the Cannabis Act, the Controlled Drugs and Substances Act (Canada) and any other applicable statute with respect to Cannabis Activities.

"Capital Expenditures" means, without duplication, any expenditure (whether payable in cash or other property or accrued as a liability) that, in conformity with GAAP, would be required to be classified as a capital expenditure of any Credit Party on a Consolidated basis. For certainty, Capital Expenditures include (i) the cost of personal Property acquired under leases and (ii) expenditures for equipment which is purchased with the trade-in of existing equipment owned by any Credit Party, to the extent of the net purchase price of the purchased equipment after giving effect to such trade-in. Capital Expenditures, however, exclude (x) expenditures made in connection with the replacement, repair or restoration of buildings, fixtures or equipment to the extent reimbursed or financed from insurance or expropriation proceeds and (y) the cost of the acquisition of any business.

"Cash Equivalents" means:

(a)	marketable direct obligations issued by, or unconditionally guaranteed by, the Government of Canada or of any Canadian province or any agency or instrumentality thereof, and backed by the full faith and credit of Canada, in each case, maturing within one year from the date of acquisition;

(b)	term deposits, certificates of deposit or overnight bank deposits having maturities of three months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of Canada or of such Canadian province having combined capital and surplus of not less than $1,000,000,000;

(c)	commercial paper of an issuer rated at least A-1+ or the equivalent thereof by Standard & Poor's Ratings Services or at least P-1 or the equivalent thereof by Moody's Investors Service Inc. or at least R-1 (High) or the equivalent thereof by DBRS Limited, and in each case maturing within three months from the date of acquisition; and

(d)	any other investment approved by the Majority Lenders.

"CDOR" means, on any day in respect of any particular Bankers' Acceptances, the annual rate of interest determined by the Agent as at approximately 10:20 a.m. (Toronto time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Agent in good faith after 10:20 a.m. (Toronto time) to reflect any error in a posted rate of interest) as being the arithmetic average of the rates applicable to Canadian Dollar bankers' acceptances having identical issue and comparable maturity dates as such Bankers' Acceptance proposed to be issued by the Borrower, as displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) by Reuter Monitor Money Rates Services; provided, however, if such a rate does not appear on such CDOR Page, then CDOR, on any day, shall be the annual rate of interest equal to the discount rate quoted by the Agent (determined as of 10:20 a.m. (Toronto time) on such day as the rate applicable in respect of an issue of bankers' acceptances accepted by Canadian Imperial Bank of Commerce in a comparable amount and with comparable maturity dates to such Bankers' Acceptance proposed to be issued by the Borrower on such day, or if such day is not a Business Day, then on the immediately preceding Business Day. For greater certainty, if CDOR as determined above is less than zero, it shall be deemed to be zero.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following:

(a)  the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority; or (c) the making or issuance of any Applicable Law by any Governmental Authority.

"Change of Control" means:

(a)	with respect to the Borrower, the occurrence of any of the following: (i) the acquisition by any Person or group of Persons who are associates (as such term is defined in the Securities Act (Ontario)), or who act together in concert for such purpose, of (A) common shares or other voting securities of the Borrower to which are attached more than 50% of the votes that may be cast to elect the directors, or (B) the ability, through operation of law or otherwise, to elect or cause the election or appointments of a majority of the directors; and where control is exercised de-facto by contract or representation on the board of directors of the Borrower, any change in the foregoing relationship where a reasonable Person would deem control to have been acquired as a result of such change, will constitute a Change of Control; (ii) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, plan of arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the Property of the Borrower and its Subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert for purposes of such transaction; (iii) the adoption of a plan relating to the liquidation or dissolution of the Borrower, which is not otherwise permitted under this Agreement; or (iv) the first day on which a majority of the members of the board of directors of the Borrower are not Continuing Directors; or

(b)	with respect to the Material Subsidiaries, the Borrower ceases to Control any Material Subsidiary at any time.

"Closing Date" means May 29, 2020 or such later date as may be agreed to by the parties hereto.

"Collateral" means all of the present and future Property of the Credit Parties (or, as applicable, any given Credit Party) or any other Person encumbered by the Security, together with all proceeds thereof, but excluding, at any time of determination, all Health Canada Licences, Material Licences and Material Contracts to the extent not assignable under Applicable Law at such time.

"Commitment" means, in respect of each Lender from time to time with respect to a particular Credit Facility, the maximum aggregate principal amount of Advances which such Lender has covenanted to make as set forth in Schedule A to this Agreement (which may be amended and distributed to all parties by the Agent from time to time), which for greater certainty shall in each case be reduced by such Lender's Proportionate Share of the principal amount of any permanent repayments, reductions or prepayments made hereunder.

"Compliance Certificate" means the certificate required pursuant to Section 10.03(3), substantially in the form annexed hereto as Schedule D and signed by a Responsible Officer of the Borrower.

"Consolidated" means, when used with respect to any financial term, financial covenant, financial ratio or financial statement, such financial term, financial covenant, financial ratio or financial statement calculated, prepared or determined, as applicable, for the Borrower, on a consolidated basis, in accordance with GAAP consistently applied.

"Contingent Obligation" means, as to any Person, any obligation, whether secured or unsecured, of such Person guaranteeing or indemnifying, or in effect guaranteeing or indemnifying, any liability (other than Debt) (the "primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including any obligation of such Person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such Person, whether or not contingent: (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor; (b) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; (c) to purchase Property, securities or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; or (d) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business.

"Continuing Directors" means (a) any member of the board of directors who was a director (or comparable manager) of any Credit Party on the Closing Date, and (b) any individual who becomes a member of the board of directors of any Credit Party after the Closing Date if such individual was approved, appointed or nominated for election to the board of directors by a majority of the then Continuing Directors, but excluding any such individual originally proposed for election in opposition to the board of directors in office at the Closing Date in an actual or threatened election contest relating to the election of the directors (or comparable managers) of any Credit Party and whose initial assumption of office resulted from such contest or the settlement thereof.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have corresponding meanings.

"Conversion" means a conversion of one type of Advance into another type of Advance pursuant to Section 2.06(1).

"Conversion Date" means the date specified by the Borrower as being the date on which the Borrower has elected to convert one type of Advance into another type of Advance, which shall be a Business Day.

"Conversion Notice" means a notice of request for a Conversion substantially in the form annexed hereto as Schedule B, to be given to the Agent by the Borrower pursuant to Section 2.06.

"Credit Facilities" means, collectively, the Revolving Facility, the Swingline Facility and the Term Facility and "Credit Facility" means any one of them.

"Credit Parties" means at any particular date of determination, collectively, the Borrower and the Guarantors at such time, and "Credit Party" means any one of them. As of the Closing Date, the Credit Parties consist of each of the Persons identified on Schedule F.

"Debt" means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination:

(a)	all indebtedness of such Person to any other Person for borrowed money;

(b)	all obligations of such Person for the deferred purchase price of Property or services which constitute indebtedness, including indebtedness in respect of Purchase Money Security Interests;

(c)	all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments;

(d)	all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to Property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such Property);

(e)	all Lease Liabilities of such Person;

(f)	all reimbursement obligations, contingent or otherwise, of such Person under bankers' acceptance, letters of credit and similar facilities;

(g)	all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other Equity Interests of such Person;

(h)	all guarantees or indemnities by such Person of Debt of others;

(i)	all obligations of such Person under any Hedge Arrangements on a net mark to market basis;

(j)	all Contingent Obligations of such Person;

(k)	the outstanding amount of the USD [*****] minimum royalty payment obligations payable by the Borrower pursuant to the SoRSE Agreement at such date of determination; and

(l)	any other liabilities or obligations of such Person which would be classified as indebtedness of such Person in accordance with GAAP.

Notwithstanding the foregoing, trade payables, customer deposits, accrued liabilities (including Taxes payable) incurred in the ordinary course of business, deferred revenues, tenant allowances, asset retirement obligations and straight line rent liabilities shall not, in each case, constitute Debt.

"Default" means any event or condition that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

"Defined Benefit Pension Plan" means a Pension Plan which contains a "defined benefit provision", as defined in subsection 147.1(1) of the Income Tax Act (Canada).

"deposit amount" has the meaning set for in Section 6.02(10).

"Depreciation Expense" means, with respect to any period, the collective depreciation, depletion, impairment, amortization expense and other like reductions to income of the Borrower (other than in respect of impairments and other similar reductions relating to inventory) for such period, as determined on a Consolidated basis.

"Disposition" means any sale, assignment, transfer, conveyance, lease or other disposition of any asset of any Credit Party in a single transaction or a series of related transactions and the word "Dispose" shall have a correlative meaning. For certainty, (a) the purchase and sale of Cash Equivalents and (b) the conversion of cash from one currency to another currency, in each case do not constitute Dispositions, (c) the sale, transfer or assignment of Equity Interests by a Group Party to a Person other than a Credit Party shall constitute a Disposition and (d) the issuance out of treasury of Equity Interests by a Group Party to a Person (other than a Credit Party) shall constitute a Disposition if such issuance would result in the Borrower owning directly or indirectly a lower percentage of the Equity Interests of such Group Party in which case the number of Equity Interests issued that results in, and solely to the extent of, such dilution shall be the Equity Interests deemed to have been Disposed of.

"Distressed Person" is defined in the definition of Lender-Related Distress Event.

"Distribution" means, with respect to any Person, any payment, directly or indirectly, by such Person: (a) of any dividends or distributions on any Equity Interests, other than dividends or distributions payable in shares or other Equity Interests; (b) on account of, or for the purpose of setting apart any Property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any Equity Interests of such Person; (c) of any other distribution (other than distributions payable in shares or other Equity Interests) in respect of any Equity Interests of such Person, including a return of capital; (d) of any management, monitoring, consulting, advisory or similar fee or compensation (of any nature or kind) or any bonus payment or comparable payment, or by way of gift or other gratuity, to the extent such distributions are made in cash, to any Affiliate of such Person (including to a direct or indirect parent) or to any director, officer or member of the management of an Affiliate of such Person; or (e) of any principal, interest or other amounts (other than payments in kind) on account of Subordinated Debt; provided that, payments by a Credit Party in the ordinary course of business to its directors, officers, employees, officers and members of management of the Credit Parties (including expense reimbursements) shall not constitute Distributions hereunder.

"Draft" has the meaning set forth in Section 6.01(1).

"Drawdown" means:

(a)	the advance of a Prime Rate Advance;

(b)	the issue of Bankers' Acceptances or BA Equivalent Notes; or

(c)	the issue of Letters of Credit.

“Drawdown Date” means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof, which shall be a Business Day.

“Drawdown Notice” means a notice of request for a Drawdown substantially in the form annexed hereto as Schedule B, to be given to the Agent by the Borrower pursuant to Section 2.06.

“Earn Out Obligations” means any amounts payable by a Credit Party to any one or more vendors of applicable assets or Equity Interests following consummation of an Acquisition, whether based on working capital purchase price adjustments, future performance, future profitability or otherwise (provided, for certainty, reimbursement for expenses, payments in connection with indemnity claims (whether held in escrow or otherwise) and other similar payments shall not constitute Earn Out Obligations).

“EBITDA” means, for any period, an amount equal to Net Income for such period minus, to the extent included in such Net Income (but without duplication):

(a)	all non-cash income and gains; and

(b)	all extraordinary or non-recurring income and gains;

plus, to the extent deducted from such Net Income (but without duplication):

(c)	Interest Expense;

(d)	Income Tax Expense;

(e)	Depreciation Expense;

(f)	all non-cash expenses and losses; and

(g)	all extraordinary or non-recurring charges, expenses or losses;

all determined on a Consolidated basis; provided that:

(h)	in respect of (i) each Person which has become a Subsidiary in such period, or (ii) an Acquisition of Property in such period, EBITDA shall be determined as if (A) such Person had been a Subsidiary during the entire such period, or (B) such Property had been possessed by such Person during the entire such period, as applicable;

(i)	in respect of (i) each Person which has ceased to be a Subsidiary in such period, or (ii) a Disposition of Property during such period, EBITDA shall be determined as if (A) such Person had not been a Subsidiary during the entire such period, or (B) such Property had not been possessed by such Person during the entire such period, as applicable; and

(j)	the amount of all payments made by any Credit Party to SoRSE Technology Corporation under the SoRSE Agreement during such period in respect of the outstanding balance of the USD [*****] minimum royalty payment obligation of the Borrower shall not be deducted from EBITDA.

"EBITDA Coverage Percentage" means an amount equal to:

(a)	the aggregate EBITDA of the Credit Parties, determined on an unconsolidated basis and excluding all inter Group Party items; divided by

(b)	the gross EBITDA of the Borrower determined on a Consolidated basis; multiplied by

(c)	100%.

"Eligible Account" means , at any time, the invoice amount, net of all GST, HST, PST and other Tax, owing on each account of the Credit Parties (net of any credit balance, returns, trade discounts, unapplied cash, unbilled amounts or retention or finance charges); provided that, in any event, no account shall be deemed an Eligible Account unless each of the following statements is accurate and complete (and by including such account in any computation of the applicable Borrowing Base, the Borrower shall be deemed to represent and warrant to the Agent and the Lenders the accuracy and completeness of such statements and the compliance of each such account with each such other eligibility standard established by the Agent:

(a)	such account is a binding and valid obligation of the obligor thereon and is in full force and effect;

(b)	such account is evidenced by an invoice and is payable in an Approved Currency;

(c)	such account is genuine as appearing on its face or as represented in the books and records of the applicable Credit Party;

(d)	such account is free from claims regarding rescission, cancellation or avoidance, whether by operation of Applicable Law or otherwise;

(e)	payment of such account is less than 90 days past the original invoice date thereof and less than 60 days past the original due date thereof;

(f)	such account is net of concessions, offset, deduction, contras, chargebacks or understandings with the obligor thereon that in any way could reasonably be expected to adversely affect the payment of, or the amount of, such account;

(g)	the Agent, on behalf of the Secured Parties, has a first priority perfected Encumbrance covering such account and such account is, and at all times will be, free and clear of all other Encumbrances other than unregistered Encumbrances in respect of Priority Payables that are not yet due and payable;

(h)	the obligor on such account is not an Affiliate, director, officer or employee of any Credit Party;

(i)	such account arose in the ordinary course of business of the applicable Credit Party out of the sale of goods or services by such Credit Party;

(j)	such account is not payable by an obligor in respect of which 50% or more (by amount) of the total aggregate accounts owed to the Credit Parties or any of their Affiliates are more than 90 days past the original invoice date thereof or more than 60 days past the original due date thereof;

(k)	the obligor on such account is not an individual, and is not the subject of any bankruptcy or insolvency proceeding, does not have a trustee or receiver appointed for all or a substantial part of its Property, has not made an assignment for the benefit of creditors, admitted its inability to pay its debts as they mature or suspended its business, and the Agent, in its reasonable discretion, is otherwise satisfied with the credit standing of such obligor;

(l)	in the case of the sale of goods, the subject goods have been completed, sold and shipped, on a true sale basis on open account, or subject to contract, and not on consignment, on approval, on a "sale or return" basis, or on a "bill and hold" or "pre sale" basis or subject to any other repurchase or return agreement, and no material part of the subject goods has been returned, rejected, lost or damaged;

(m)	each of the representations and warranties set forth herein and in the Security Documents with respect to such account is true and correct on such date;

(n)	no cheque, promissory note, draft, trade acceptance or other instrument received with respect to such account (or with respect to any other account due from the same account debtor) and presented for payment has been returned uncollected for any reason;

(o)	such account is not in respect of a volume rebate;

(p)	the Agent does not believe, in the exercise of its reasonable discretion, that the prospect of collection of such account is impaired or that the account may not be paid because of the account debtor's inability to pay or any other reason as may be customary either in the commercial lending industry or in the lending practices of the Agent;

(q)	the assignment (whether absolutely or by way of security) of such account is not limited or restricted by the terms of the contract evidencing or relating to such Receivable or, if assignment of such Receivable is so restricted, such limitation or restriction has been complied with and the laws of the jurisdiction(s) governing the validity of such assignment do not provide that such limitation or restriction is ineffective as against a secured creditor with a security interest therein; and

(r)	such account is not evidenced by chattel paper or a promissory note or an instrument of any kind, unless same has been delivered to the Agent and is subject to a Encumbrance under the Security Documents.

"Eligible Assignee" means any Person (other than a natural person, any Group Party or any Affiliate of a Group Party or a Non-Funding Lender), in respect of which any consent that is required by Section 16.02 has been obtained.

"Encumbrance" means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person's Property, or any consignment or lease of Property by such Person as consignee or lessee or any other security agreement, trust, deemed trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and "Encumbrances" and "Encumbrancer" shall have corresponding meanings; provided, that in no event shall an operating lease be deemed to be an Encumbrance.

"Environmental Liability" means any liability of a Group Party arising from the breach of any Requirements of Environmental Law.

"Equity Interest" means: (a) in the case of any corporation, all capital stock and any securities exchangeable for or convertible into capital stock; (b) in the case of an association or business entity, any and all shares, interests, participation rights or other equivalents of corporate stock (however designated) in or to such association or entity; (c) in the case of a partnership, limited liability company or unlimited liability company, partnership or membership interests (whether general or limited), as applicable; and (d) any other ownership interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, and including, in all of the foregoing cases described in clauses (a), (b), (c) or (d), any warrants, rights or other options to purchase or otherwise acquire any of the interests described in any of the foregoing cases.

"Equivalent Amount" means, on any day, the equivalent amount in Canadian Dollars after giving effect to a conversion of a specified amount of another currency into Canadian Dollars at the Exchange Rate.

"Event of Default" means any of the events or circumstances described in Section 12.01.

"Exchange Rate" means, on any day, with respect to the exchange of Canadian Dollars (the "First Currency") for another currency (the "Other Currency"), the Spot Rate on that day for purchases of the Other Currency with the First Currency, or if such rate is not or has not yet been quoted on such day, the last preceding Spot Rate.

"Excluded Taxes" means, with respect to the Agent, any Lender, the Issuing Lender or any other recipient of any payment to be made by or on account of any obligation of a Credit Party hereunder or under any other Loan Document (each, a "Recipient"): (a) Taxes imposed on or measured by its net income, capital Taxes and franchise Taxes imposed on it, in each case, (i) by the jurisdiction (or any political subdivision thereof) under the laws of which such Recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, or (ii) that are Other Connection Taxes; (b) any branch profits Taxes or any similar Tax imposed by any jurisdiction described in clause (a) with respect to the Recipient; (c) Taxes imposed under FATCA; (d) any Tax that is directly attributable to such Recipient's failure to comply with Section 15.02(6); (e) any Canadian withholding Taxes imposed on a payment by or on account of any obligation of a Credit Party hereunder or under any other Loan Document by reason of the Recipient not dealing at Arm's Length with the Credit Party at the time of making such payment(other than where the Non-Arm's Length relationship arises as a result of the Recipient having become a party to, performed its obligations under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document); and (f) any Taxes imposed on a Recipient by reason of such Recipient (i) being a "specified shareholder" (as defined in subsection 18(5) of the Income Tax Act (Canada)) of any Credit Party, or (ii) not dealing at Arm's Length with a "specified shareholder" (as defined in subsection 18(5) of the Income Tax Act (Canada)) of any Credit Party (other than where the Recipient is a "specified shareholder" or does not deal at Arm's Length with a "specified shareholder", as a result of the Recipient having become a party to, performed its obligations under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document).

“Executive Order” has the meaning set forth in Section 9.01(34).

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code of 1986 of the United States of America (the “Code”) as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(i) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code, including the rules implemented by Canada pursuant to Part XVIII of the Income Tax Act (Canada).

“Financial Assistance” means, without duplication and with respect to any Person, all loans made by that Person and guarantees or Contingent Obligations granted or incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non-delivery thereof and obligations to make advances or otherwise provide financial assistance to any other Person and for greater certainty “Financial Assistance” shall include any guarantee of any third party lease obligations.

“Financial Covenants” means the financial covenants set forth in Section 10.02.

“Fiscal Quarter” means each quarter that ends on February 28th, May 31st, August 31st and November 30th of each calendar year.

“Fiscal Year” means a twelve-month period ending on November 30th of any year.

“Fixed Charge Coverage Ratio” means, with respect to any Rolling Period, the ratio calculated by dividing (a) EBITDA for such Rolling Period, less (i) the amount of all Maintenance Capital Expenditures of the Credit Parties actually paid in cash to the extent not funded by Debt (excluding Advances made under the Revolving Facility) during such Rolling Period, less (ii) all Distributions made in cash during such Rolling Period, less (iii) current cash Income Tax Expense during such Rolling Period, all as determined on a Consolidated basis, by (b) Fixed Charges for such Rolling Period.

“Fixed Charges” means, with respect to the Borrower for any period and on a Consolidated basis, the sum of (without duplication) (a) the aggregate amount of all scheduled payments on Debt made (or required to be made) on account of principal, and (b) Interest Expense paid in cash (including, for greater certainty, payments made in cash on account of interest which was paid in kind or capitalized in a prior fiscal period).

“Foreign Eligible Account” means any Eligible Account (other than a Canadian Eligible Account or a Government Eligible Account), provided that, if at any time the aggregate amount of all Eligible Accounts owed to the Credit Parties by a particular obligor or its Affiliates exceeds [*****], then the amount of such Eligible Accounts owing by such obligor or its Affiliates in excess of [*****] shall be excluded in determining the aggregate amount of all Foreign Eligible Accounts at such time, unless otherwise agreed to in writing by the Agent (acting at the direction of the Majority Lenders).

"Foreign Official" has the meaning set forth in Section 9.01(33).

"GAAP" means those accounting principles that are from time to time approved by the Chartered Professional Accountants of Canada, or any successor institute (including, for certainty, the IFRS), as applicable.

"Government Eligible Account" means an Eligible Account owing by a Canadian Governmental Authority where any statutory limitation or restriction on the assignment of such Eligible Account has been complied with.

"Governmental Authority" means the Government of Canada or any other nation, or of any political subdivision thereof, whether provincial, territorial, state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including Health Canada, a Minister of the Crown, the Superintendent of Financial Institutions or other comparable authority or agency.

"Group Parties" means, at any particular date of determination, collectively, the Credit Parties and all other Subsidiaries of the Credit Parties at such time, and "Group Party" mean any one of them.

"Guarantors" means, collectively: (a) as of the Closing Date, the Subsidiaries of the Borrower identified on Schedule F; (b) each Material Subsidiary of the Borrower that is required to become a Guarantor pursuant to Section 10.01(12) or 10.01(19) from time to time; and (c) each other Subsidiary of the Borrower that delivers a guarantee and security to the Agent pursuant hereto.

"Hazardous Material" means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous goods, hazardous waste, constituent or other material listed or regulated under any Requirements of Environmental Law, including damaged and friable asbestos, petroleum product or by-product, polychlorinated biphenyls and radon.

"Health Canada Licences" means, collectively, all licences and other Authorizations issued by Health Canada to any of the Group Parties pursuant to Applicable Cannabis Laws or in respect of Cannabis Activities, including, without limitation, licence no.[*****] and licence no.[*****] and "Health Canada Licence" means any one of them.

"Hedge Arrangement" means, for any period, for any Person, any arrangement or transaction between such Person and any other Person which is an interest rate swap transaction, basis swap, forward interest rate transaction, commodity swap, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency interest rate swap transaction, currency option or any other similar transaction (including any option with respect to any of such transactions or arrangements) designed to protect or mitigate against risks in interest, currency exchange or commodity price fluctuations.

"Hedge Bank" means a Lender or an Affiliate of any Lender that is a counterparty under any Hedge Arrangement with a Credit Party.

"Hostile Take-Over Bid" means a Take-Over Bid by a Group Party or in which a Group Party is involved, in respect of which the board of directors (or persons performing similar functions) of the Person whose securities are subject to such Take-Over Bid has recommended rejection of such Take-Over Bid.

"IFRS" means the International Financial Reporting Standards, as used by the International Accounting Standards Board.

"IFRS 16" means the International Financial Reporting Standard 16: Leases.

"Income Tax Expense" means, with respect to any period, the aggregate of all Taxes on income of the Borrower for such period, whether current or deferred and net of any incentive or similar tax credits, determined on a Consolidated basis.

"Increase" has the meaning set forth in Section 2.11(1).

"Increase Request" means a written request for an Increase, substantially in the form annexed hereto as Schedule H, to be given to the Agent by the Borrower pursuant to Section 2.11.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Indemnitee" has the meaning set forth in Section 13.01.

"Industrial Hemp" has the meaning ascribed to the term "hemp" or such other comparable term under Applicable Law, including the Industrial Hemp Regulations (Canada) issued under the Cannabis Act and the Agriculture Improvement Act of 2018 (United States).

"Insolvency Legislation" means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes and any other applicable bankruptcy, liquidation, conservatorship, winding-up, administration, assignment for the benefit of creditors, moratorium, arrangement, rearrangement, receivership, insolvency, reorganization, or other similar debtor relief law of any jurisdiction, including any law of any jurisdiction affecting creditors' rights or pursuant to which proceedings may be commenced seeking or imposing any stay, reorganization, arrangement, composition or readjustment of obligations or indebtedness (including the arrangement provisions under applicable corporate law statutes or any other similar legislation in any jurisdiction involving an arrangement of obligations or indebtedness, including, without limitation, the Canada Business Corporations Act).

"Intellectual Property" means the intellectual property in patents, patent applications, trade- marks, trade-mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets (including, without limitation, customer lists and information and business opportunities), industrial designs, proprietary software, technology, recipes and formulae and other similar intellectual property rights.

"Interbank Reference Rate" means the interest rate expressed as a percentage per annum which is customarily used by the Agent when calculating interest due by it or owing to it arising from correction of errors and other adjustments between it and other Canadian chartered banks.

"Interest Expense" means, with respect to any period, the interest expense of the Borrower for such period, as determined on a Consolidated basis.

"Interest Payment Date" means, with respect to each Prime Rate Advance, the first Business Day of each calendar month.

"Interest Period" means:

(a)	with respect to each Prime Rate Advance, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the Borrower hereunder for the Conversion of such Advance into another type of Advance or for the repayment of such Advance;

(b)	with respect to each Bankers' Acceptance and BA Equivalent Note, the period selected by the Borrower hereunder and being 1, 2 or 3 months' duration or a longer period, subject to market availability, commencing on the Drawdown Date, Rollover Date or Conversion Date of such Advance; and

(c)	with respect to a Letter of Credit, the period commencing on the date of issuance of such Letter of Credit and terminating on the last day that such Letter of Credit is outstanding;

provided that: (i) in any case the last day of each Interest Period shall be also the first day of the next Interest Period; (ii) the last day of each Interest Period shall be a Business Day and if the last day of an Interest Period selected by the Borrower is not a Business Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period otherwise selected; and (iii) no Interest Period shall expire subsequent to the Maturity Date.

"Investment" means, as to any Person, any direct or indirect acquisition or investment (other than an Acquisition) by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests of another Person or (b) a loan, advance, Financial Assistance or capital contribution to, guarantee or assumption of Debt, or purchase or other acquisition of any other Debt or equity participation or interest, in another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor guarantees the debt of such other Person. In determining the amount of any Investment involving a transfer of any Property other than cash, such Property shall be valued at its fair market value at the time of such transfer.

"ISDA Master Agreement" means the 2002 ISDA Master Agreement (Multi-Currency-Cross Border) as published by the International Swaps and Derivatives Association, Inc., as amended, revised or replaced from time to time.

"Issuing Lender" means Canadian Imperial Bank of Commerce or such other Lender as may from time to time be designated as an Issuing Lender by the Agent and the Borrower.

"Joint Venture" means any arrangement, regardless of legal form, but including a corporation, partnership, joint venture, trust or contractual arrangement, formed or entered into between a Group Party and one or more other Persons (other than a Group Party) for the purpose of carrying on specific business or developing one or more specific projects together.

"Judgment Conversion Date" has the meaning set forth in Section 17.05(1)(b).

"Judgment Currency" has the meaning set forth in Section 17.05(1).

"Kelowna Property" means the real property municipally known as 230 Carion Road, Kelowna, British Columbia V4V 2K5, as more particularly described in Schedule 9.01(13).

"Landlord Agreement" means an agreement in form and substance satisfactory to the Agent, acting reasonably, given by the landlord of a Material Leasehold Interest in favour of the Agent, which shall include, without limitation, the following provisions (except to the extent otherwise agreed by the Agent): such landlord's consent to the granting of an Encumbrance in the lease by a Credit Party which is a tenant thereunder in favour of the Agent, such landlord's consent to the registration of notice of each lease of premises against title to the applicable real property for such Material Leasehold Interest; such landlord's agreement to give written notice to the Agent in respect of and a reasonable opportunity to cure any default before terminating the lease, and such landlord's agreement to waive (or subordinate and defer the enforcement of) its rights and remedies and any security it may hold in respect of any assets owned by such Credit Party located on the real property of such Material Leasehold Interest or affixed to such real property located at such Material Leasehold Interest which the tenant is entitled to remove under Applicable Law or pursuant to the terms of the lease.

"Lease Liability" means, with respect to any Person, any liability in respect of a Right of Use Asset that is required in accordance with GAAP to be recorded on the balance sheet of such Person in accordance with IFRS 16.

"Lender-Related Distress Event" means, with respect to any Lender or any Person that directly or indirectly Controls such Lender (each a "Distressed Person"), a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person's assets, or such Distressed Person is subject to a forced liquidation, merger, sale or other change of Control supported in whole or in part by guarantees or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Authority), or such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such Governmental Authority.

"Lenders" means the Persons from time to time party to this Agreement and identified as a Lender, the Swingline Lender or the Issuing Lender, as applicable, in Schedule A, and reference to "Lender" in this Agreement may mean such Lender in its capacity as a Lender, the Swingline Lender or the Issuing Lender, as the case may be, if the context so requires, and "Lender" means any one of the Lenders.

"Lender BA Suspension Notice" has the meaning set forth in Section 2.12(c).

"Lenders' Counsel" means McCarthy Tetrault LLP or such other firm of legal counsel as the Agent may from time to time designate and any and all local agent counsel retained by McCarthy Tetrault LLP or such other firm for and on behalf of the Agent.

"Lending Office" means, with respect to a particular Lender, the branch or office specified in Schedule A from which such Lender makes Advances and to which the Agent disburses payments received for the benefit of such Lender.

"Letters of Credit" means letters of credit or letters of guarantee issued by the Issuing Lender pursuant to the Revolving Facility at the request and for the account of the Borrower under this Agreement and "Letter of Credit" means any one thereof.

"Letter of Credit Fee Rate" means, with respect to a Letter of Credit, the percentage per annum indicated in the column below the reference to "Letters of Credit Fee Rate" in the pricing grid in the definition of "Applicable Margin" relevant to the period in respect of which determination is being made.

"Liquidity" means, at any time, an amount equal to:

(a)	the Qualified Cash, plus

(b)	the excess amount, if any, of the Revolving Facility Commitment Amount over the Revolving Facility Outstanding Amount.

"Loan Documents" means (a) this Agreement, the Security, all guarantees delivered by any Guarantor pursuant to this Agreement, the fee letter dated May 29, 2020 between the Borrower and Canadian Imperial Bank of Commerce and each document, agreement and instrument, delivered to the Agent or any Lenders in connection herewith by or on behalf of a Credit Party or any other Person (in the case of any other Person, as required by the terms of this Agreement) on or after the Closing Date; and (b) all present and future security, agreements, documents, certificates and instruments delivered by any Credit Party or any other Person to the Agent or the Lenders pursuant to, or in respect of the agreements and documents referred to in clause (a), and "Loan Document" means any of the Loan Documents.

"Maintenance Capital Expenditures" means Capital Expenditures made to maintain the condition of, and/or replace, the existing capital assets of the Credit Parties, in a manner consistent with the applicable Credit Party's past practice.

"Marijuana" or "Marihuana" has the meaning ascribed to the term "marihuana", "marijuana" or such other comparable term under Applicable Law, including the Controlled Substances Act (United States).

"Majority Lenders" means any Lenders or groups of Lenders holding in the aggregate a minimum of 66.667% of the Commitments under the Credit Facilities, but so long as there are only two Lenders shall mean both Lenders.

"Material Adverse Effect" means a material adverse effect on: (a) the business, operations, properties, assets or condition (financial or otherwise) of the Credit Parties, taken as a whole; (b) the legality, validity or enforceability of any of the Loan Documents, including the validity, enforceability, perfection or priority of any Encumbrance created under any of the Security; (c) the ability of any Credit Party to pay or perform any of its debts, liabilities or obligations under any of the Loan Documents; or (d) the right, entitlement or ability of the Agent or the Lenders to enforce their rights or remedies under any of the Loan Documents.

"Material Contracts" means (a) each of the agreements identified in Schedule 9.01(22); and (b) any agreement, contract or legally binding arrangement entered into from time to time by a Group Party or to which any of its Property may be subject, for which breach, non-performance, cancellation, failure to renew, failure to replace, termination, revocation or lapse could reasonably be expected to have a Material Adverse Effect.

"Material Freehold Interest" means (a) each of the freehold interests of the Credit Parties in any real property identified in Schedule 9.01(13) as a "Material Freehold Interest" (including the Kelowna Property); and (b) any freehold interest of a Credit Party in real property that is (i) valued at fair market value in excess of [*****] or (ii) which will be used in the Business for manufacturing, producing or packing products or storing of inventory with an inventory value in excess of [*****]

"Material Leasehold Interest" means (a) each of the leasehold interests of the applicable Credit Parties in any real property identified in Schedule 9.01(13) as a "Material Leasehold Interest", and (b)  any other leasehold interest of any Credit Party in any real property that is (i) material to, or necessary in, the operation of the Business (other than leased office space); or (ii) used in the Business for manufacturing, producing or packing products or storing of inventory with an inventory value in excess of [*****]

"Material Licences" means (a) each Business Authorization identified in Schedule 9.01(22); (b) each Health Canada Licence (other than the Analytical Licence); and (c) each other Business Authorization issued by any Governmental Authority to any Group Party from time to time, the breach or default in respect of which would reasonably be expected to result in a Material Adverse Effect.

"Material Subsidiary" means each present and future Subsidiary:

(a)	that is a Credit Party;

(b)	that is designated, or required to be designated, as a Material Subsidiary pursuant to Section 10.01(19); or

(c)	that holds Equity Interests in a Material Subsidiary.

"Maturity Date" means the earlier of May 29, 2023 and the date on which the Credit Facilities are terminated pursuant to Section 12.02.

"Medical Cannabis Activities" means Cannabis Activities undertaken solely for medical purposes.

"Medical Cannabis Jurisdiction" means any country in which it is legal in all political subdivisions therein (including ,for greater certainty, on a federal, state, provincial, territorial and municipal basis) to undertake Medical Cannabis Activities. Each of Canada and Australia is a Medical Cannabis Jurisdiction as at the Closing Date.

"Net Income" shall mean, for any financial period, the net income (loss) of the Borrower determined on a Consolidated basis.

"Net Proceeds" means any one or more of the following:

(a)	with respect to any Disposition, the net amount equal to the aggregate amount received in cash in connection with such Disposition (including, without limitation, the release of any amount from an indemnity reserve, escrow or similar fund established in connection with such Disposition, but only as and when received), less the sum of reasonable fees, including reasonable accounting, advisory and legal fees, commissions and other out-of-pocket expenses, provision for income and withholding taxes, if any, payable by such Credit Party attributable to such Disposition (as evidenced by supporting documentation provided to the Agent), and the unwinding of any Hedge Arrangements incurred or paid for by a Credit Party in connection with such Disposition;

(b)	with respect to the receipt of proceeds under any insurance policy, the net amount equal to the aggregate amount received (or receivable) in cash by a Credit Party in connection with such insurance proceeds less a provision for taxes payable by such Person attributable to such insurance proceeds; and

(c)	with respect to the issuance or incurrence of any Debt (other than Permitted Debt) by any Person, the net amount equal to the aggregate amount received in cash in connection with such issuance or incurrence of such Debt by such Person, less the sum of reasonable fees, including reasonable accounting, advisory and legal fees, commissions and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Agent) actually incurred or paid for by such Person in connection with the issuance or incurrence of any such Debt by such Person.

"Non-Arm's Length" and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and "Arm's Length" shall refer to any relationship that is not a Non-Arm's Length relationship.

"Non-BA Lender" means any Lender which is not a BA Lender.

"Non-Funding Lender" means any Lender: (a) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Loan Documents in accordance with the terms hereof or thereof, as applicable; (b) that has given verbal or written notice to the Borrower, the Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party; (c) with respect to a Lender-Related Distress Event has occurred; (d) with respect to which the Agent or the Issuing Lender has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities; or (e) with respect to which the Agent has concluded, acting reasonably, and has advised the Lenders in writing that it is of the view, that there is a reasonable chance that such Lender shall become a "Non-Funding Lender" pursuant to any of (a), (b) or (c) above and that such Lender has been deemed a "Non-Funding Lender".

"Non-Medical Cannabis Activities" means Cannabis Activities other than Medical Cannabis Activities.

"Non-Medical Cannabis Jurisdiction" means any country in which it is legal in all political subdivisions therein (including for greater certainty on a federal, state, provincial, territorial and municipal basis) to undertake Non-Medical Cannabis Activities. Canada is the only Non Medical Cannabis Jurisdiction as at the Closing Date.

"NCIB" means the normal course issuer bid by the Borrower in accordance with Applicable Law in relation to its common shares.

"Obligations" means, with respect to any Credit Party, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization, whether or not allowed or allowable as a claim in any such case, proceeding or other action) to each of the Agent, the Lenders (and their Affiliates), as applicable, the Hedge Banks, and any of them under, in connection with, relating to or with respect to any of the Loan Documents, the Qualifying Hedge Arrangements or the Service Agreements, and any unpaid balance thereof.

"OFAC" means The Office of Foreign Assets Control of the US Department of the Treasury.

"Organizational Documents" means, with respect to any Person, such Person's articles or other charter documents, by-laws, shareholders agreement, partnership agreement, joint venture agreement, limited liability company agreement or trust agreement, as applicable, and all other similar agreements, documents and instruments relative to such Person.

"Other Connection Taxes" means, with respect to the Agent, any Lender, the Issuing Lender or any other recipient of any payment to be made by or on account of a Credit Party hereunder or under any other Loan Document, Taxes imposed as a result of a present or former connection between such person and the jurisdiction imposing such Tax (other than connections arising solely from such person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, this Agreement or enforced this Agreement or any other Loan Document).

"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes or any other excise or Property Taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery, performance, registration or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

"Participant" has the meaning set forth in Section 16.04.

"Payment Date" has the meaning set forth in Section 7.03(1).

"Pension Benefits Act" means the Pension Benefits Act (Ontario) or similar minimum standards pension legislation of another jurisdiction to the extent it applies to a Pension Plan.

"Pension Event" means: (a) the failure of a Credit Party to make or remit any employer or employee contributions with respect to any Pension Plan required by Applicable Law or by the terms of such Pension Plan, except where such failure could not reasonably be expected to have a Material Adverse Effect ; (b) the revocation of registration by applicable Governmental Authorities of a Defined Benefit Pension Plan; (c) the material failure of a Pension Plan to comply with the provisions of Applicable Law or with the terms of such Pension Plan; (d)(i) the filing of a notice with a Governmental Authority to, (ii) the institution of proceedings by any Governmental Authority to, or (iii) the actual, termination or wind up of all or a part of a Defined Benefit Pension Plan; or (e) a trustee is appointed to administer a Defined Benefit Pension Plan.

“Pension Plan” means a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) and in respect of which the Credit Party is an employer for the purposes of the Pension Benefits Act.

“Permitted Acquisition” means (i) any Acquisition between Credit Parties or any transfer from a Group Party to a Credit Party, or (ii) any Acquisition by a Group Party with respect to which all of the following conditions shall have been satisfied:

(a)	the Persons acquired pursuant to the Acquisition shall operate in the Business and shall be organized and resident under the laws of an Approved Jurisdiction (or a province, state or territory thereof);

(b)	at the time of such Acquisition, there exists no Default or Event of Default and there shall exist no Default or Event of Default after giving effect to the consummation of such Acquisition;

(c)	existing Debt, other than Permitted Debt, of Persons acquired pursuant to such Acquisition shall be repaid concurrently with such Acquisition, and all Encumbrances, other than Permitted Encumbrances, shall be discharged on consummation of such Acquisition;

(d)	the aggregate consideration (including all deferred purchase price obligations and Earn Out Obligations) for (i) each Acquisition shall not exceed [*****]; and (ii) all Acquisitions in any Fiscal Year shall not exceed [*****] in the aggregate;

(e)	the Borrower shall have Liquidity of not less than [*****] before and after consummation of such Acquisition;

(f)	after consummation of such Acquisition, the Borrower shall ensure that the Senior Leverage Ratio is less than or equal to [*****] and the Fixed Charge Coverage Ratio is greater than or equal to [*****] , in each case, on a pro forma basis;

(g)	after consummation of such Acquisition, the Borrower shall, on a pro forma basis, be in compliance with each of the Financial Covenants (based on adjustments consistent with the definition of EBITDA) for the Rolling Period ending immediately preceding such Acquisition, and the Agent shall have received a Compliance Certificate to such effect;

(h)	in the case of a share purchase, immediately thereafter such Person will be a Wholly-Owned Subsidiary of the Borrower;

(i)	such Acquisition does not result from or constitute a Hostile Take-Over Bid;

(j)	if Equity Interests of any Person are acquired by a Group Party pursuant to such Acquisition, the Agent shall receive the documents and agreements contemplated by Sections 10.01(12) and 10.01(13) within 45 days after closing of such Acquisition (or within such longer period of time as the Agent may agree, acting reasonably); and

(a)	if a Group Party acquired any Material Freehold Interest pursuant to such Acquisition, the Agent shall receive the documents and agreements contemplated by Section 10.01(13) within 45 days after closing of such Acquisition (or within such longer period of time as the Agent may agree, acting reasonably).

“Permitted Debt” means:

(a)	Debt under this Agreement;

(b)	Debt in respect of Purchase Money Security Interests and Lease Liabilities in an outstanding principal amount not to exceed [*****] in the aggregate at any time, provided that, only [*****] of such Debt may be incurred in respect of Property located in Canada for such Purchase Money Security Interests and Lease Liabilities;

(c)	Permitted Intercompany Debt;

(d)	Debt under Qualifying Hedge Arrangements;

(e)	Debt under Service Agreements;

(f)	Subordinated Debt;

(g)	[*****] Debt;

(h)	Debt owing to SoRSE Technology Corporation by the Borrower pursuant to the SoRSE Agreement; and

(i)	Debt consented to in writing by the Majority Lenders from time to time.

“Permitted Disposition” means:

(a)	any Disposition of inventory in the ordinary course of business;

(b)	any Disposition of used, surplus, obsolete or worn-out Property and equipment in the ordinary course of business for nominal consideration;

(c)	any Disposition of Property between Credit Parties; and

(d)	any other Disposition of Property of any Credit Party on Arm's Length terms and for fair market value, provided that (i) no Default or Event of Default exists at the time of, or after giving effect to, such Disposition, and (ii) the aggregate value of such Disposition, together with all other such Dispositions in such Fiscal Year, shall not exceed [*****] in the aggregate.

“Permitted Distributions” means:

(a)	any Distribution from any Person (including a Credit Party) to a Credit Party;

(b)	payments of Permitted Intercompany Debt;

(c)	Distributions payable only in Equity Interests of the Borrower to any of its directors, officers and employees pursuant to any employee incentive plan, stock option plan, long term incentive plan or other benefit plan of the Borrower in effect from time to time; and

(d)	any other Distribution (including a repurchase of common shares of the Borrower pursuant to the NCIB) so long as the following conditions are satisfied (i) the Borrower shall have Liquidity of not less than [*****] before and after giving effect to such Distribution; (ii) no Default or Event of Default exists at the time of, or after giving effect to, such Distributions; and (iii) the Senior Leverage Ratio is less than or equal to [*****] and the Fixed Charge Coverage Ratio is greater than or equal to [*****], in each case, both prior to and after giving effect to such Distributions.

“Permitted Encumbrances” means, with respect to any Person or Property, the following:

(a)	Encumbrances for Taxes, assessments and other governmental charges or levies not yet due or for which installments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person and in respect of which reasonable reserves under GAAP are maintained;

(b)	inchoate or statutory Encumbrances of contractors, subcontractors, mechanics, workers, suppliers, material suppliers, carriers and others in respect of the construction, maintenance, repair or operation of Property, provided that such Encumbrances are related to obligations not due and delinquent, are not registered against title to the Property, or if registered, that Person is acting diligently to discharge or vacate same, written notices of which Encumbrances have not been received, or if received the Person is acting diligently to discharge or vacate same, and in respect of which adequate holdbacks are being maintained as required by Applicable Law provided that in any event, such registration or notice referred to above is discharged within 45 days of the initial registration, filing or service, as applicable;

(c)	reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable Property, or interests therein;

(d)	zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, state, municipal and other Governmental Authorities, licences, easements, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licences, restrictions, easements, servitudes, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which do not materially impair the use of the affected land for the purpose for which it is used by that Person;

(e)	title defects, encroachments or irregularities or other matters relating to title which are of a minor nature and which in the aggregate do not materially impair the use of the affected Property for the purpose for which it is used by that Person;

(f)	the right reserved to or vested in any municipality or other Governmental Authority by the terms of any lease, licence, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)	security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of its business provided that such security does not materially impair the use of the affected Property for the purpose for which it is used by that Person;

(h)	subdivision, development, servicing and site plan agreements, undertakings and agreements made pursuant to applicable planning and development legislation, entered into with or made in favour of any Governmental Authority or public/private utility;

(i)	any Encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workers’ compensation, employment insurance, surety or appeal bonds, costs of litigation when required by law, Encumbrances and claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Encumbrances, and public, statutory and other like obligations incurred in the ordinary course of business;

(j)	any Encumbrance created by a judgment of a court of competent jurisdiction, as long as the judgment is being contested diligently and in good faith by appropriate proceedings or is promptly satisfied by that Person and does not result in an Event of Default;

(k)	the Security;

(l)	Encumbrances securing Qualifying Hedge Arrangements and Debt under Service Agreements;

(m)	Purchase Money Security Interests and Lease Liabilities, provided that the Debt secured thereby is Permitted Debt described under paragraph (b) of the definition of Permitted Debt, so long as such Debt secured thereby does not exceed [*****] in the aggregate at any time, with no more than [*****] for any Property located in Canada at any time;

(n)	Encumbrances arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution;

(o)	Encumbrances arising from the right of distress enjoyed by landlords or Encumbrances otherwise granted to landlords (including, without limitation, Encumbrances over rent deposits), in either case, to secure the payment of arrears of rent in respect of leased Properties;

(p)	Encumbrances securing the [*****] Debt, so long as such Debt secured thereby does not exceed [*****] in the aggregate at any time;

(q)	such other Encumbrances as agreed to in writing by the Majority Lenders in accordance with this Agreement; and

(r)	any extension, renewal or replacement of any of the foregoing as permitted hereunder.

“Permitted Intercompany Debt” means Debt owing by one Credit Party to another Credit Party.

“Permitted Investments” has the meaning set forth in Section 10.04(7).

“Person” means any natural person, corporation, limited liability company, unlimited liability company, trust (including a business trust), joint venture, association, company, general partnership, limited partnership, unincorporated organization, Governmental Authority or other entity.

“Pricing Date” is defined in the definition of “Applicable Margin”.

"Prime Rate” means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 or 366 days, as applicable, which is equal at all times to the greater of (a) the variable per annum reference rate of interest announced and adjusted by the Agent from time to time for Canadian Dollar loans in Canada, and (b) the rate of interest per annum that is equal to the sum of (i) CDOR on the particular day for one-month bankers’ acceptances, and (ii) [*****] per annum.

“Prime Rate Advance” means an Advance in Canadian Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified that interest is to be calculated by reference to the Prime Rate.

“Prime Rate Margin” means, for any period, the percentage rate per annum applicable to that period as indicated in the column below the reference to “Prime Rate Margin” in the pricing grid in the definition of “Applicable Margin”.

“Priority Payables” means, with respect to any Person, any amount payable or accrued by such Person which is secured by an Encumbrance which ranks or is capable of ranking prior to or pari passu with the Encumbrances created by the Security Documents, including amounts owing for wages, vacation pay, severance pay, employee deductions, sales tax, excise tax, Tax payable pursuant to Part IX of the Excise Tax Act (Canada) (net of GST input credits), income tax, workers compensation, government royalties, any amounts due and not contributed to a Pension Plan (including with respect to any wind-up or solvency deficiency), overdue rents or Taxes, and other statutory or other claims (including, for greater certainty and without limiting the generality of the foregoing, any deemed trust arising under the Pension Benefits Act in respect of a wind-up deficiency) that have or may have priority over, or rank pari passu with, such Encumbrances created by the Security Documents.

“Property” means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, including, for greater certainty, all real property (including leasehold interest in real property), personal property, fixed assets, equipment, accounts receivable, inventory, intellectual property, any share in the capital of a corporation or ownership interest in any other Person and all other assets and undertaking of such Person.

"Proportionate Share" means in respect of any particular Lender from time to time and subject to the provisions of Section 14.19: (a) with respect to a Credit Facility or all Credit Facilities, the percentage of each Credit Facility or of all Credit Facilities, as the case may be, which such Lender has agreed to advance to the Borrower, determined by dividing such Lender's Commitment in respect of each Credit Facility or Credit Facilities, as the case may be, by the aggregate of all of the Lenders' Commitments with respect to such Credit Facility or Credit Facilities, as the case may be, and in respect of the Revolving Facility, net of the Commitment under the Swingline Facility, and, with respect to an Advance, means such Lender's Proportionate Share of the Credit Facility under which such Advance is being (or has been) made, in each case, net of the Commitment under the Swingline Facility; and (b) with respect to the Obligations, pro rata in accordance with the aggregate unpaid amount of the Obligations owed to such Lender, which, in the case of Qualifying Hedge Arrangements, shall mean all amounts due to such Lender thereunder including as a result of a Termination Event (as such term is defined in the ISDA Master Agreement).

"Purchase Money Security Interest" means an Encumbrance created or assumed by a Credit Party securing Debt incurred to finance the unpaid acquisition price of personal Property (but, for certainty, excluding Equity Interests or in connection with an Acquisition) provided that in each case: (a) such Encumbrance is created prior to, or concurrently with, the acquisition of such personal Property; (b) such Encumbrance does not at any time encumber any Property other than the Property financed or refinanced (to the extent the principal amount is not increased) by such Debt and proceeds thereof; (c) the amount of Debt secured thereby is not increased subsequent to such acquisition; and (d) the principal amount of Debt secured by any such Encumbrance at no time exceeds 100% of the original acquisition price of such personal Property at the time it was acquired by such Credit Party, plus all costs and expenses incurred in connection therewith.

"Qualified Cash" means unrestricted cash and Cash Equivalents held by the Credit Parties that are subject to the valid, enforceable and first priority perfected Encumbrance in favour of the Agent and held in a deposit account with the Agent and free and clear of any Encumbrance, other than in favour of the Agent.

"Qualifying Hedge Arrangements" means a Hedge Arrangement provided to a Credit Party by a Hedge Bank which is not speculative.

[*****] Debt" means Debt of any Credit Party in respect of corporate credit cards, commercial credit cards and any arrangements or services similar to any of the foregoing in an outstanding principal amount not to exceed [*****] in the aggregate at any time.

"Receivables" means the indebtedness and payment obligations of any Person to any Credit Party or acquired by any Credit Party (including obligations constituting an account or general intangible or evidenced by a note, instrument, contract, security agreement, chattel paper or other evidence of indebtedness or security) arising from a sale of merchandise or the provision of services by such Credit Party or the Person from which such indebtedness and payment obligation were acquired by such Credit Party, including (a) any right to payment for goods sold or for services rendered and (b) the right to payment of any interest, sales taxes, finance charges, returned check or late charges and other obligations of such Person with respect thereto.

"Recipient" is defined in the definition of "Excluded Taxes".

"Register" has the meaning set forth in Section 16.03.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the directors, officers, employees and agents of such Person and of such Person's Affiliates.

"Relevant Jurisdiction" means, from time to time, with respect to a Person that is granting Security hereunder, any province or territory of Canada or any other country or political subdivision thereof, in which such Person has its jurisdiction of organization, chief executive office, registered office, place of domicile or principal place of business or has tangible Property (other than Property in transit) and, for greater certainty, at the Closing Date includes the jurisdictions set forth in Schedule 9.01(20).

"Repayment Notice" means a notice substantially in the form annexed hereto as Schedule C.

"Required Delivery Date" is defined in the definition of "Applicable Margin".

"Requirements of Environmental Law" means all requirements of the common law or of statutes, regulations, by-laws, ordinances, treaties, judgments and decrees, and (to the extent that they have the force of law) rules, guidelines, orders, approvals, notices, permits and directives of any federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or governmental authority in Canada and any other jurisdiction in which any Group Party has operations or assets, where such requirements relate to environmental or occupational health and safety matters (solely as they relate to exposure to a Hazardous Material) and the assets and undertaking of any Group Party and the intended uses thereof, including all such requirements relating to: (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater); (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; (c) exposure to a Hazardous Material; and (d) the regulation of Hazardous Materials.

"Requirements of Law" means, as to any Person, the Organizational Documents of such Person, any Business Authorization, any Applicable Law, and any determination of a Governmental Authority having the force of law, in each case applicable to or binding upon such Person or any of its business or Property or to which such Person or any of its business or Property is subject.

"Responsible Officer" of any Person means any executive officer or chief financial officer, principal accounting officer, treasurer, assistant treasurer or controller of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement.

"Restricted Person" has the meaning set forth in Section 9.01(34).

"Revolving Facility" has the meaning set forth in Section 2.01(a).

"Revolving Facility Commitment Amount" means $20,000,000, as such amount may be decreased pursuant to Section 2.10 or increased pursuant to Section 2.11, as applicable.

"Revolving Facility Maximum Amount" means, at any time, the lesser of (a) the Revolving Facility Commitment Amount at such time, and (b) the Borrowing Base as set forth in the most recently delivered Borrowing Base Certificate.

"Revolving Facility Outstanding Amount" means, at any time, the outstanding principal amount of all Advances made under the Revolving Facility at such time, including the face amount of all Letters of Credit outstanding at such time.

"Right of Use Asset" means, with respect to any Person, any asset that is leased by such Person and that is required in accordance with GAAP to be recorded on the balance sheet of such Person as a "right of use asset" pursuant to IFRS 16.

"Rolling Period" means as at the last day of any particular Fiscal Quarter of the Borrower, the period of four consecutive Fiscal Quarters which includes the Fiscal Quarter ending as of the date of such calculation (including the last day thereof) and the immediately preceding three Fiscal Quarters.

"Rollover" means a rollover of a maturing Bankers' Acceptance or BA Equivalent Note, as applicable into a new Bankers' Acceptance or BA Equivalent Note, as applicable.

"Rollover Date" means the date of commencement of a new Interest Period applicable to a Bankers' Acceptance or a BA Equivalent Note that is being rolled over.

"Rollover Notice" means a notice of request for a Rollover, substantially in the form annexed hereto as Schedule B, to be given to the Agent by the Borrower in connection with the Rollover of a Bankers' Acceptance or a BA Equivalent Note pursuant to Section 2.06.

"Sanction(s)" means any international economic sanction administered or enforced by the United States Government (including without limitation, OFAC and the U.S. Department of State), Canada, the European Union, Her Majesty's Treasury or other relevant sanctions authority having jurisdiction over the parties to this Agreement.

"Schedule I Lender" means a bank which is chartered under the Bank Act (Canada) and named in Schedule I thereto.

"Scheduled Repayment Date" has the meaning set forth in Section 7.03(1).

"Secured Parties" means, collectively, the Agent, the Lenders, the Hedge Banks and each of their Affiliates, and "Secured Party" means any one of them.

"Security" means all security (including guarantees) held from time to time by or on behalf of the Lenders, the Hedge Banks or the Agent on behalf of the Secured Parties, securing or intended to secure directly or indirectly repayment of the Obligations and includes, without limitation, all security described in Article 11.

"Security Documents" means the documents referred to in Article 11.

"Senior Debt" means, at any time, the aggregate amount of Debt of the Borrower at such time, other than Subordinated Debt; all as determined on a Consolidated basis.

"Senior Leverage Ratio" means, at any time, the ratio of (a) Senior Debt at such time, to (b) EBITDA for the most recently completed Rolling Period for which financial statements were required to have been delivered.

"Service Agreements" means agreements made between a Credit Party and a Lender or an Affiliate of a Lender in respect of cash management (including bank accounts), payroll, credit card or other banking services.

"Solvent" and "Solvency" means, with respect to any Person on a particular date, that on such date (a) the Person is able to meet his obligations as they generally become due; (b) the Person has not ceased paying its current obligations in the ordinary course of business as they generally become due; and (c) the aggregate of the Person's Property is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient to enable payment of all its obligations, due and accruing due. For the purposes of clause (c), the amount of the Contingent Obligations at any time shall be computed as the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

"SoRSE Agreement" means the amended and restated manufacturing and sales license agreement dated December 12, 2019 between the Borrower and SoRSE Technology Corporation.

"Spot Rate" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the immediately preceding Business Day.

"Subordinated Debt" means, with respect to any Person, at any time, indebtedness for borrowed money which is deeply subordinated and postponed to the Obligations pursuant to a subordination and postponement agreement in form and on terms and conditions satisfactory to the Agent, acting reasonably, and which terms and conditions provide, without limitation, that (a) the maturity of such Subordinated Debt will not be earlier than one year and 90 days after the Maturity Date of the Credit Facilities, (b) such Subordinated Debt is deferred, postponed and subordinated in all respects to the prior indefeasible payment in full of the Credit Facilities and the termination of the Commitments, (c) no payments of principal or interest or other amounts shall be made on account of the Subordinated Debt other than payments in kind and cash payments to the extent such cash amount would be a Permitted Distribution, (d) the holder of the Subordinated Debt shall not take any steps whatsoever to enforce payment (including, without limitation, notice of default, demand for payment, rights of set-off, commencement of bankruptcy proceedings, foreclosure, sale, power of sale, taking of possession, giving in payment, appointing or making application to a court for an order appointing an agent or a receiver or receiver-manager by any other means of enforcement thereof) unless, prior to the taking of any such steps, the Credit Facilities have been indefeasibly paid in full and the Commitments have been terminated; (e) the Subordinated Debt shall be unsecured and not guaranteed by any Credit Party; and (f) the holder of the Subordinated Debt shall not take any steps whatsoever to contest or challenge the priority or validity of the Obligations or the Security in favour of the Agent or the Lenders or the rights and remedies of the Agent or Lenders under the Loan Documents.

"Subsidiary" means, at any time, with respect to any Person, any other Person, if at such time the first mentioned Person (a) owns, directly or indirectly, securities or other ownership interests in such other Person, having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and (b) directly or indirectly, through the operation of any agreement or otherwise, the ability to elect or cause the election of a majority of the board of directors or other persons performing similar functions for such other Person or otherwise exercise control over the management and policies of such other Person, and in either case will include any other Person in like relationship to a Subsidiary of such first mentioned Person. Unless otherwise specific to the contrary herein or the context otherwise requires, Subsidiary shall refer to the Subsidiary of a Credit Party.

"Swingline Facility" has the meaning set forth in Section 2.02(1).

"Swingline Lender" means the Lender identified from time to time as the Swingline Lender in Schedule A.

"Swingline Loan" has the meaning set forth in Section 2.02(2).

"Take-Over Bid" means either: (a) an offer to acquire outstanding voting or equity securities of a class of a Person whose shares are publicly traded where the securities that are the subject of such offer, together with the offeror's securities, constitute at least 20% of the outstanding securities of that class of securities on the date the offer is made; or (b) any other event which is a take-over bid within the meaning attributed to such term by any law, treaty, rule, regulation, or requirement of any stock exchange or securities commission, or determination of any arbitrator, court, stock exchange, securities commission or other Governmental Authority, in each case, applicable to or binding on any Group Party.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Term Facility" has the meaning set forth in Section 2.01(b).

"Transactions" means the execution, delivery and performance by the Credit Parties of the Loan Documents, the borrowing of Advances and the use of the proceeds thereof, and the issuance of Letters of Credit.

"Unallocated Portion" has the meaning set forth in Section 2.11(4).

"United States Dollars", "US Dollars", and "US $" means the lawful money of the United States of America.

"Wholly-Owned Subsidiary" means, with respect to a Subsidiary of a Person, a Subsidiary of such Person all of the outstanding Equity Interests of which (other than (a) director's qualifying shares and (b) nominal shares issued to foreign nationals to the extent required by Applicable Laws) are owned by such Person and/or by one or more wholly-owned Subsidiaries of such Person.

"Withholding Agent" means any Credit Party or the Agent, as applicable.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03	Accounting Practices

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP as in effect on the date of this Agreement. The Borrower shall not change its reporting to a different reporting standard. If any accounting changes occur and such changes result in a material change in the calculation of the Financial Covenants, standards or terms used in this Agreement, then the Borrower, the Agent and the Lenders agree to enter into negotiations in order to amend such provisions of this Agreement, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the applicable entity's financial condition shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Borrower and the Majority Lenders agree upon the required amendments, then after appropriate amendments have been executed and the underlying accounting change with respect thereto has been implemented, any reference to GAAP contained in this Agreement or in any other Loan Document shall, only to the extent of such accounting change, refer to GAAP, consistently applied after giving effect to the implementation of such accounting change. If the Borrower and the Majority Lenders cannot agree upon the required amendments within 30 days following the date of implementation of any accounting change, then all calculations of Financial Covenants and other standards and terms in this Agreement and the other Loan Documents shall continue to be prepared, delivered and made without regard to the underlying accounting change. In such case, the Borrower shall, in connection with the delivery of any financial statements under this Agreement, provide a management prepared reconciliation of the Financial Covenants to such financial statements in light of such accounting changes.

1.04	Permitted Encumbrances

The inclusion of reference to Permitted Encumbrances in any Loan Document is not intended to subordinate and shall not subordinate, and shall not be interpreted as subordinating, any Encumbrance created by any of the Security to any Permitted Encumbrance.

1.05	Currency

Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean Canadian Dollars.

1.06	Paramountcy

In the event of a conflict in or between the provisions of this Agreement and the provisions of any Schedule annexed hereto or any of the other Loan Documents then, notwithstanding anything contained in such Schedule or other Loan Document, the provisions of this Agreement will prevail and the provisions of such Schedule or other Loan Document will be deemed to be amended to the extent necessary to eliminate such conflict. In particular, if any act or omission of a Group Party is expressly permitted under this Agreement but is expressly prohibited under any Schedule annexed hereto or another Loan Document, such act or omission shall be permitted. If any act or omission is expressly prohibited under any Schedule annexed hereto or a Loan Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Schedule or such Loan Document but this Agreement does not expressly relieve the applicable Group Party from such performance, such circumstance shall not constitute a conflict in or between the provisions of this Agreement and the provisions of such Schedule or Loan Document.

1.07	Non-Business Days

Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day.

1.08	Interest Payments; Calculations and Other Payments

(1)          All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any.

(2)          Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees "per annum" or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be, and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re- investment of interest.

(3)          For the purposes of the Interest Act (Canada) and disclosure under such Act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 365 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365 or such other period of time, as the case may be.

(4)          Unless expressly agreed otherwise under this Agreement, the Agent shall calculate all fees and interest, including without limitation standby fees and agency fees, which calculations shall be prima facie evidence of the amounts so owing, absent manifest error. For greater certainty all such calculations shall be without duplication of any day such that neither interest nor fees shall be calculated in respect of the same day twice.

(5)          Notwithstanding anything herein to the contrary, in no event shall any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law. If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder shall be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore shall be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder.

1.09	Determinations By the Borrower

All provisions contained herein requiring the Borrower to make a determination or assessment of any event or circumstance or other matter to the knowledge of a Responsible Officer of the Borrower shall be deemed to require the Borrower to make all inquiries and investigations as may be reasonable in the circumstances before making any such determination or assessment.

1.10	Terms Generally; Extended Meanings

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise: (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein); (b) any reference herein to any Person shall be construed to include such Person's successors and permitted assigns; (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof; (d) unless otherwise expressly stated, all references in this Agreement to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement; (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time; and (f) the words "asset" and "Property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and Properties, including cash, securities, accounts and contract rights.

1.11	Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A	-	Lenders and Commitments
Schedule B	-	Notice of Request for Advance
Schedule C	-	Repayment Notice
Schedule D	-	Compliance Certificate
Schedule E	-	Borrowing Base Certificate
Schedule F	-	Credit Parties on Closing Date
Schedule G	-	Assignment and Assumption
Schedule H	-	Increase Request
Schedule I	-	Solvency Certificate
Schedule 9.01(10)	-	Litigation
Schedule 9.01(13)	-	Real Property
Schedule 9.01(15)	-	Insurance
Schedule 9.01(19)	-	Corporate Structure
Schedule 9.01(20)	-	Relevant Jurisdictions
Schedule 9.01(21)	-	Intellectual Property
Schedule 9.01(22)	-	Material Contracts and Material Licences
Schedule 9.01(30)	-	Joint Ventures
Schedule 9.01(31)	-	Non-arm's Length Transactions
Schedule 10.04(7)	-	Investments as of the Closing Date
Schedule 10.04(17)	-	Restrictive Agreements

ARTICLE 2 - THE CREDIT FACILITIES

2.01                       Credit Facilities

Subject to the terms and conditions of this Agreement, the Lenders establish in favour of the Borrower:

(a)	a revolving credit facility (the "Revolving Facility"), part of which includes the Swingline Facility, in an amount up to the Revolving Facility Maximum Amount. The aggregate of all outstanding Advances under the Revolving Facility shall at no time exceed the Revolving Facility Maximum Amount; and

(b)	a non-revolving term loan facility (the "Term Facility") in an amount up to $20,000,000.

2.02                       Swingline Facility

(1)          Subject to the terms and conditions of this Agreement, the Swingline Lender establishes in favour of the Borrower a revolving term facility that is part of the Revolving Facility on the terms set forth in this Section 2.02 (the "Swingline Facility") up to the amount specified in Section 2.02(3).

(2)          At any time that the Borrower would be entitled to obtain Prime Rate Advances under the Revolving Facility, the Borrower will be entitled to draw cheques on its Canadian Dollar chequing account maintained from time to time with the Swingline Lender at the Lending Office of the Swingline Lender specified in Schedule A (or such other accounts with the Swingline Lender at such other Lending Office of the Swingline Lender as may be agreed upon from time to time by the Swingline Lender and the Borrower). The debit balance from time to time in any such account will be deemed to be a Prime Rate Advance outstanding to the Borrower from the Swingline Lender under the Revolving Facility. If at any time the Borrower is a party to a cash concentration arrangement with the Swingline Lender, the amount of any overdraft from time to time in the Canadian Dollar concentration account of the Borrower established pursuant to such arrangement (which for greater certainty may include one of the accounts identified above) will also be deemed to be a Prime Rate Advance outstanding to the Borrower from the Swingline Lender under the Revolving Facility. A Prime Rate Advance from the Swingline Lender as contemplated by this Section 2.02(2), prior to such time as such Advance is repaid as contemplated by Section 2.02(4), or purchased as contemplated by Section 2.02(5), is referred to as a "Swingline Loan".

(3)          The outstanding amount of all Swingline Loans at any time may not exceed the lesser of:

(a)	[*****] and

(b)	the amount, if any, by which the Revolving Facility Maximum Amount at such time exceeds the Revolving Facility Outstanding Amount at such time (excluding outstanding Swingline Loans).

(4)          At any time and from time to time in its discretion, the Swingline Lender may (but will not be obliged to) deliver a written notice to the Agent (which will thereupon deliver a similar notice to each of the Lenders) and to the Borrower, requiring repayment of a Swingline Loan. The Borrower will be deemed to have given at such time a Drawdown Notice to the Agent requesting Prime Rate Advances under the Revolving Facility in an aggregate amount equal to the amount of such Swingline Loan. The Lenders will thereupon (irrespective of whether any condition precedent to an Advance has been satisfied, whether the amount of such Advance to be made available under the Revolving Facility is less than, equal to or more than the minimum amount of an Advance required to be included in an Advance constituting such type of Advance under this Agreement, whether any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facilities and the Commitments) has occurred or commenced under any of the Loan Documents or otherwise or whether the Revolving Facility Maturity Date has occurred) make such Prime Rate Advance under the Revolving Facility and the Agent will apply the proceeds thereof in repayment of such Swingline Loan. The Agent will promptly notify the Borrower of any such Prime Rate Advances, and the Borrower will accept each such Prime Rate Advance and hereby irrevocably authorizes and directs the Agent to apply the proceeds thereof in payment of the applicable Swingline Loan.

(5)          Without limiting the provisions of Section 2.02(4), on the Revolving Facility Maturity Date, or if an Event of Default has occurred and is continuing, each of the Lenders, other than the Swingline Lender, will purchase from the Swingline Lender, and the Swingline Lender will sell to such Lenders, for cash, at par, without representation or warranty from or recourse against the Swingline Lender (and irrespective of whether any condition precedent to an Advance has been satisfied, any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facilities and the Commitments) has occurred or commenced under any of the Loan Documents or otherwise or whether the Revolving Facility Maturity Date has occurred), on a pro rata basis, an undivided interest in all Swingline Loans then outstanding. The Agent, upon consultation with the applicable Lenders, will have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Agent, to execute any document as attorney for any Lender in order to complete any such purchase. The Borrower and the Lenders acknowledge that the foregoing arrangements are to be settled by the Lenders among themselves, and the Borrower expressly consents to the foregoing arrangements between such Lenders.

(6)          Each of the Lenders will indemnify and save harmless the Swingline Lender on a pro rata basis against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever that may be imposed on, incurred by or asserted against the Swingline Lender in any way related to or arising out of any Swingline Loan made by the Swingline Lender (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the Swingline Lender).

2.03                       Purpose of Credit Facilities

Advances under the Credit Facilities shall only be used for general corporate purposes and working capital purposes, including the payment of related fees and expenses.

2.04                       Manner of Borrowing

(1)          The Borrower may, subject to the terms hereof, make Drawdowns, Conversions and Rollovers as applicable under the Revolving Facility in Canadian Dollars, by way of Prime Rate Advances, Bankers' Acceptances (and BA Equivalent Notes) and Letters of Credit in Canadian Dollars and such other currencies agreed to by the Issuing Lender. The Borrower shall have the option, subject to the terms and conditions hereof, to determine the types and amounts of Advances in each Drawdown.

(2)          The Borrower may, subject to the terms hereof, make a Drawdown on the Closing Date, and Conversions and Rollovers as applicable under the Term Facility in Canadian Dollars, by way of Prime Rate Advances and Bankers' Acceptances (and BA Equivalent Notes). The Borrower shall have the option, subject to the terms and conditions hereof, to determine the types and amounts of Advances in each Drawdown.

(3)          The Borrower may make Drawdowns under the Swingline Facility in Canadian Dollars by way of Prime Rate Advances.

(4)          Letters of Credit may be issued only under the Revolving Facility and may not exceed an aggregate face value of [*****]

2.05                       Nature of the Credit Facilities

(1)          Subject to the terms and conditions hereof, each of the Revolving Facility and the Swingline Facility is a revolving credit and, accordingly, the Borrower may increase or decrease Advances under the Revolving Facility and the Swingline Facility by making Drawdowns, repayments and further Drawdowns of the amount of Advances that have been repaid.

(2)          The Term Facility is a non-revolving credit facility and, accordingly, except for Conversions and Rollovers made in accordance with this Agreement, no amounts repaid under the Term Facility may be reborrowed and the limits of the Term Facility (and the Proportionate Share of the Lenders' Commitments under the Term Facility) will be automatically and permanently reduced by the amount of any such repayment so made. Any amount not borrowed by the Borrower on the Closing Date under the Term Facility shall be cancelled and may not thereafter be borrowed by the Borrower.

2.06                       Drawdowns, Conversions and Rollovers

(1)          Subject to the provisions of this Agreement, and provided that no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement), the Borrower may: (a) make Drawdowns hereunder; (b) convert the whole or any part of any type of Advance into any other type of Advance; or (c) roll over any Bankers' Acceptances or BA Equivalent Note on the last day of the applicable Interest Period thereof or extend any Letter of Credit in accordance with its terms, by giving the Agent a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be.

(2)          In the case of a Drawdown, Conversion or Rollover, the Borrower shall give the Agent a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, not less than (a) three Business Days, in the cases of Letters of Credit; (b) two Business Days, in the cases of Bankers' Acceptances or BA Equivalent Notes; and (c) one Business Day, in the case of Prime Rate Advances, in each case, prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be.

(3)          Each Drawdown Notice, Conversion Notice or Rollover Notice shall be delivered by the Borrower on a Business Day on or prior to 10:00 a.m. (Toronto time) to the Agent and shall be irrevocable and binding on the Borrower.

(4)          Each Drawdown, Conversion or Rollover under the Credit Facilities (other than the Swingline Facility) shall: (a) in the case of Prime Rate Advances, be in a minimum principal amount of [*****] and in each case whole multiples of [*****] and (b) in the case of Bankers’ Acceptances, be in a minimum face amount of [*****] and in whole multiples of [*****].

.

(5)          If for any reason the Borrower fails to give a Conversion Notice or a Rollover Notice in accordance with the foregoing with respect to any Bankers’ Acceptance and BA Equivalent Note, it shall be deemed for all purposes to have received on the maturity date of such Bankers’ Acceptance and BA Equivalent Note a Prime Rate Advance in an amount equal to the face value of each such Bankers’ Acceptance and BA Equivalent Note (and each such Bankers’ Acceptance and BA Equivalent Note shall be repaid with the proceeds of such Prime Rate Advance on the maturity date thereof), notwithstanding the fact that any Bankers’ Acceptance or BA Equivalent Note may be held by a Lender in its own right at maturity.

(6)          Any repayment of or Conversion from any Bankers’ Acceptance or BA Equivalent Note shall be made only on the last day of the then current Interest Period applicable to such Bankers’ Acceptance or BA Equivalent Note.

(7)          The provisions of Sections 2.06(1), (2), (3), (4), (5) and (6) do not apply to Swingline Loans.

2.07	Agent’s Obligations with Respect to Advances

Upon receipt of a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, the Agent will forthwith notify the Lenders of the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, of each Lender’s Proportionate Share of such Advance and, if applicable, the account of the Agent to which each Lender’s Proportionate Share is to be credited.

2.08	Lenders’ and Agent’s Obligations with Respect to Advances

Each Lender shall, prior to 12:00 p.m. (Toronto time) on the Drawdown Date, Conversion Date or Rollover Date, as the case may be, specified by the Borrower in a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, credit the Agent’s account specified in the Agent’s notice given under Section 2.07 with such Lender’s Proportionate Share of such Advance and by 12:00 p.m. (Toronto time) on the same date the Agent shall make available the full amount of the amounts so credited to the Borrower.

2.09	Irrevocability

A Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, given by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

2.10	Cancellation or Permanent Reduction of the Revolving Facility

The Borrower may, at any time, upon giving at least three Business Days’ prior notice to the Agent, cancel in full or, from time to time, permanently reduce in whole or in part the Revolving Facility; provided, however that any reduction shall be in a minimum amount of [*****] and increments of [*****] thereafter. If the Revolving Facility is permanently reduced, the Commitment of each Lender in respect of the Revolving Facility shall be reduced pro rata in the same proportion that the amount of the reduction in the Revolving Facility bears to the then current Commitments of the Lenders in effect immediately prior to such reduction. If as a result of such reduction the aggregate amount of Advances outstanding under the Revolving Facility exceeds the aggregate Commitments of the Lenders thereunder, the Borrower will, upon notice from the Agent, repay Advances in an aggregate amount equal to such excess. The Borrower will not be entitled to cancel the Revolving Facility or reduce it in part if as a result thereof it would be required to repay Bankers’ Acceptances or BA Equivalent Notes with a maturity date falling subsequent to the effective date of such cancellation or reduction, as the case may be.

2.11	Accordion; Increase to Commitments under Revolving Facility

(1)          So long as no Default or Event of Default has occurred and is continuing, or would result from the applicable Increase, at any time following the Closing Date, the Borrower may, by delivering an Increase Request to the Agent, request an increase in the amount of the Commitments under the Revolving Facility (each, an “Increase”), provided that the aggregate principal amount of all such Increases shall not exceed [*****], and each Increase shall be in a minimum amount of [*****] and a whole multiple of [*****]

(2)          Unless otherwise agreed by the Agent and the Borrower, each Increase Request shall be delivered at least 30 days before the date of the requested Increase, and will specify (i) the requested date of such Increase (which shall be a Business Day); (ii) the principal amount of such Increase; and (iii) be accompanied by a Compliance Certificate certifying on a pro forma basis that immediately after giving effect to such Increase, the Borrower will be in compliance with each of the Financial Covenants.

(3)          Each Lender shall have the option to provide its rateable portion of the applicable Increase. Any Lender which does not advise the Borrower and the Agent, within 14 Business Days after receipt by the Agent of the applicable Increase Request, that such Lender will provide its rateable portion of such Increase will be deemed to have declined to provide its rateable portion of such Increase. Not more than three Business Days following (i) the last day for receipt by the Agent of such notices; or (ii) if all such Lenders shall have provided such notice, the day on which the last of such notices shall have been received by the Agent, the Agent shall advise the Borrower and each Lender (whether such Lender has agreed to provide its rateable portion of such Increase or has refused, or is deemed to have refused, to so provide its rateable portion), confirming the amount of each Lender’s rateable portion of such Increase and whether such Lender has agreed or refused to provide its rateable portion thereof (the “Allocation Notice”). Any Lender consenting to provide its rateable portion of such Increase shall be deemed to have committed to increase its respective Commitment accordingly.

(4)          Each Lender consenting to provide its rateable portion of the applicable Increase may offer, at such Lender’s sole discretion, to acquire all or any portion of the requested Increase that has not yet been allocated to a Lender (the “Unallocated Portion”) by giving written notice to the Agent of the portion of the Unallocated Portion which such Lender is prepared to acquire. Such notice shall be given not more than four Business Days following receipt by such Lender of the Allocation Notice. If more than one such Lender gives notice to the Agent that it wishes to acquire all or a portion of the Unallocated Portion (each such Lender, an “Additional Offer Lender”), then, to the extent that the amount of such Unallocated Portion which all such Additional Offer Lenders wish to acquire exceeds the amount of the Unallocated Portion, each such Lender shall be deemed to have offered to acquire its rateable portion (determined on a pro rata basis by the Agent in consultation with the Borrower and according to the respective amounts such Lenders have indicated that they wish to acquire, rounded to the nearest [*****]) of the Unallocated Portion. The Agent shall give written notice of any such offer to the Borrower, within two Business Days following the expiry of the time for such Lenders to give notice of their intention to acquire, pursuant to this Section 2.11(4), any portion of the Unallocated Portion, and any Additional Offer Lender so agreeing to acquire such Unallocated Portion shall be deemed to have so committed to increase its respective Commitment accordingly.

(5)          Notwithstanding anything to the contrary in this Agreement, (i) in exercising its right to request an Increase, the Borrower shall not require the consent of any Lender other than those Lenders who agree to provide all or part of the requested Increase, and (ii) no Lender shall have any obligation to participate in any requested Increase unless it agrees to do so in its sole discretion.

(6)          As a condition to the effectiveness of any Increase, (i) no Default or Event of Default shall have occurred and be continuing, or would result from the applicable Increase; (ii) the Credit Parties shall deliver, or cause to be delivered to the Agent and the Lenders such confirmations, Security, opinions and other ancillary documents as the Agent and the Lenders may request, and (iii) the Borrower will pay an upfront fee in Canadian Dollars on the principal amount of such Increase to be agreed upon at such time between the Borrower, the Agent and the Lenders agreeing to provide their rateable portion of such Increase, which shall be payable on the date in which such Increase becomes effective.

(7)          Upon its confirmation of the satisfaction of the foregoing conditions and any other conditions set forth herein, the Agent will forthwith prepare and deliver to the Borrower and each Lender a new Schedule A, setting forth the Commitments of the Lenders following the applicable Increase. Such new Schedule A, and the revised Commitments of the Lenders set forth therein, will become effective the next Business Day following delivery thereof to the Borrower and the Lenders and will replace the then current Schedule A without any requirement for a formal amendment to this Agreement.

2.12	Market Disruption

If:

(a)	the Agent makes a determination (acting reasonably and in good faith), which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that there no longer exists an active market for Bankers' Acceptances;

(b)	the Majority Lenders advise the Agent who in turn advises the Borrower that for any reason a market for Bankers' Acceptances does not exist at such time or that the Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers' Acceptances or perform their obligations under this Agreement with respect to Bankers' Acceptances; or

(c)	any Lender advises the Agent that the BA Discount Rate for such Interest Period will not adequately and fairly reflect the cost to such Lender of issuing or maintaining its Bankers' Acceptances included in such Advance for such Interest Period (a "Lender BA Suspension Notice");

then:

(i)	the right of the Borrower to request Bankers' Acceptances or BA Equivalent Notes from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(ii)	any outstanding Drawdown Notice requesting an Advance by way of Bankers' Acceptances or BA Equivalent Notes shall be deemed to be a Drawdown Notice requesting a Prime Rate Advance in the amount specified in the original Drawdown Notice;

(iii)	any outstanding Conversion Notice requesting a Conversion of an Advance by way of Bankers' Acceptances or BA Equivalent Notes shall be deemed to be a Conversion Notice requesting a Conversion of such Advances into an Advance by way of Prime Rate Advances; and

(iv)	any outstanding Rollover Notice requesting a Rollover of Bankers' Acceptances or BA Equivalent Notes, shall be deemed to be a Conversion Notice requesting a Conversion of such Advance into a Prime Rate Advance.

(2) The Agent shall promptly provide written notice to the Borrower and the Lenders of any suspension of the Borrower's right to request Advances by way of Bankers' Acceptances or BA Equivalent Notes and of any termination of any such suspension. A Lender BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 2:00 p.m. (Toronto time) on a Business Day and if not, then on the next following Business Day, except in connection with an outstanding Drawdown Notice, Conversion Notice or Rollover Notice, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such outstanding Drawdown Notice, Conversion Notice or Rollover Notice if received by the Agent prior to 2:00 p.m. (Toronto time) two Business Days prior to the proposed date of Advance, date of conversion or date of rollover (as applicable) applicable to such outstanding Drawdown Notice, Conversion Notice or Rollover Notice, as applicable.

ARTICLE 3- DISBURSEMENT CONDITIONS

3.01	Conditions Precedent to an Initial Advance

The obligations of the Lenders under this Agreement are subject to and conditional upon the following conditions precedent being satisfied as of the Closing Date:

(a)	this Agreement and each of the other Loan Documents to be delivered on the Closing Date shall have been executed and delivered by all parties thereto;

(b)	the Agent shall have received timely notice of the Drawdown as required under Sections 2.06(2) and 2.06(3);

(c)	duly executed copies of the Security Documents shall have been delivered to the Agent (along with certificates, if any, representing all shares or other securities pledged, together with related stock powers duly executed in blank or duly executed pledge endorsements, as applicable) and such financing statements or other registrations of the Security, or notice thereof, shall have been filed and/or registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Agent to preserve or protect the charges and security interests created thereby, in each case, that are required to be delivered on the Closing Date; and for greater certainty, the Borrower shall be entitled to register the debenture described in Section 11.01(f) against the Kelowna Property after the time of closing on the Closing Date, provided that the Borrower delivers to the Agent evidence of satisfactory title insurance coverage (including gap coverage) at or prior to such time of closing;

(d)	arrangements satisfactory to the Agent for repayment in full of all Debt that is not Permitted Debt owing by any Credit Party to the existing lenders to such Credit Party concurrent with the initial Drawdown under the Credit Facilities;

(e)	releases, discharges, estoppels and postponements that are required (if any) in the discretion of the Agent (in registerable form where necessary) with respect to all Encumbrances affecting the Collateral that are not Permitted Encumbrances, if any, will have been delivered to the Agent;

(f)	the Lenders shall have received and be satisfied with the financial projections from the Borrower for each of its 2019, 2020 and 2021 Fiscal Years;

(g)	the Lenders shall have received and be satisfied with the annual audited financial statements of the Borrower for the Fiscal Year ending November 30, 2019, which financial statements shall evidence, among other things, that the EBITDA is greater than [*****] for such Fiscal Year;

(h)	the Lenders will have completed their financial, accounting, tax, business, environmental and legal due diligence with respect to Group Parties and the Transactions and the results of such due diligence will be satisfactory to the Lenders in their sole discretion;

(i)	the Lenders, acting reasonably, shall be satisfied with the corporate and capital structure of the Borrower on the Closing Date;

(j)	the corporate organizational chart of the Group Parties and any Joint Ventures shall be as set forth in Schedule 9.01(19);

(k)	the representations and warranties deemed to be made pursuant to Section 9.01 will be true and correct and an officer of the Borrower shall have certified as such to the Agent and the Lenders;

(l)	no Default or Event of Default will have occurred and be continuing on the Closing Date, or would result from any Credit Party’s entry into this Agreement or the transactions contemplated hereunder and an officer of the Borrower shall have certified as such to the Agent and the Lenders;

(m)	no Material Adverse Effect will have occurred since November 30, 2019 and an officer of the Borrower shall have certified as such to the Agent and the Lenders; provided that, the events in respect of the COVID-19 pandemic shall not constitute an event which has had, or could reasonably be expected to have, a Material Adverse Effect for the purposes of this Section 3.01(m);

(n)	the Agent will have received certified copies of all shareholder, regulatory, governmental and other approvals required in order for the Credit Parties to enter into the Loan Documents to which it is a party and to perform its obligations thereunder and to complete the Transactions;

(o)	the Agent and the Lenders shall have received certified copies of the Health Canada Licences held by the Credit Parties;

(p)	the Agent and the Lenders shall have received certified copies of, and be satisfied, acting reasonably, with the terms and conditions of each Material Contract and each Material Licence;

(q)	the Agent shall have received certified copies of the Organizational Documents of each Credit Party, the resolutions authorizing the execution, delivery and performance of each Credit Party's respective obligations under the Loan Documents to which they are a party and the transactions contemplated herein, and the incumbency of the officers and directors of the Credit Parties;

(r)	the Agent shall have received certificates of status, good standing or the local equivalent (if any), as applicable, in respect of each Credit Party;

(s)	the Agent shall have received a legal opinion from the Borrower's Counsel dated as of the Closing Date, along with the opinions of local counsel reasonably satisfactory to Lenders' Counsel with respect to all Credit Parties;

(t)	receipt by the Agent of copies of all legal opinions or memorandums with respect to Cannabis Activities filed by the Borrower or any other Group Party with any securities commission, stock exchange or similar entity outside of Canada prior to the Closing Date;

(u)	the Agent shall have received certificates of insurance, in form and substance reasonably satisfactory to the Agent, which include the Agent, on its own behalf and on behalf of the Secured Parties, as first loss payee and mortgagee under policies covering physical loss or damage to the Property of the Credit Parties (which policies shall be subject to a standard mortgage clause or lender loss payable clause as approved by the Insurance Bureau of Canada) and with the Agent as additional insured under liability insurance policies covering such Property and with the property damage policies and liability policies including a waiver of subrogation of the insurers' rights of subrogation in favour of the Agent;

(v)	the Agent shall have received a solvency certificate, substantially in the form set forth in Schedule I from the chief financial officer (or other officer with equivalent duties) of the Borrower;

(w)	the Agent shall have received a Compliance Certificate calculated as of the Closing Date confirming that the Borrower is in compliance with the Financial Covenants on a pro forma basis after taking into account the Transactions and any Advance on the Closing Date;

(x)	the Agent shall have received a Borrowing Base Certificate;

(y)	all fees required to be paid on the Closing Date pursuant to the fee letter dated as of May 29, 2020 between the Borrower and Canadian Imperial Bank of Commerce, and this Agreement and reasonable and documented out-of-pocket expenses (including legal fees) required to be paid on the Closing Date pursuant to this Agreement, shall have been paid, or the Agent shall have been irrevocably directed to deduct such amounts from the initial Advance under the Credit Facilities;

(z)	the Agent shall have received, at least five Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable "know your customer" and AML Legislation; and

(aa)	the Agent will have received all other documents, agreements, certificates and instruments reasonably requested by it in respect of the Credit Parties,

provided that all documents delivered pursuant to this Section 3.01 shall be in full force and effect, and in form and substance satisfactory to the Lenders acting reasonably. The Agent and the Lenders confirm that the conditions precedent set forth in Sections 3.01(f), 3.01(g), and 3.01(o) are satisfied as of the date of this Agreement.

3.02	Conditions Precedent to all Advances

The obligation of each Lender to make any Advance is subject to and conditional upon the following conditions precedent:

(a)	the Agent will have received a Drawdown Notice as required under Sections 2.06(2) and 2.06(3);

(b)	the representations and warranties made pursuant to Section 9.01 shall be repeated and shall be true and correct in all material respects as if made on and as of the Drawdown Date, except in each case, to the extent that such representations and warranties relate specifically to an earlier date and provided that any such representations and warranties that are already qualified by materiality shall be true and correct in all respects;

(c)	no Default or Event of Default shall have occurred and be continuing on the Drawdown Date or would result from making the Advance; and

(d)	no Material Adverse Effect shall have occurred and be existing on the Drawdown Date or would result from making the Advance.

3.03	Waiver

The conditions set forth in Sections 3.01 and 3.02 are inserted for the sole benefit of the Lenders and may be waived by the Lenders in accordance with the terms of Section 14.14, in whole or in part (with or without terms or conditions), in respect of any Drawdown without prejudicing the right of the Lenders at any time to assert such conditions in respect of any subsequent Drawdown.

ARTICLE 4 - EVIDENCE OF DRAWDOWNS

4.01                       Account of Record

The Agent shall open and maintain books of account evidencing all Advances and all other amounts owing by the Borrower to the Lenders hereunder. The Agent shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. Absent manifest error, the information entered in the foregoing accounts shall constitute prima facie evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Advances and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent shall promptly advise the Borrower of such entries made in the Agent's books of account.

ARTICLE 5 - PAYMENTS OF INTEREST AND STANDBY FEES

5.01                        Interest on Prime Rate Advances

The Borrower shall pay interest on each Prime Rate Advance during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of: (a) the Prime Rate in effect from time to time during such Interest Period, plus (b) the applicable Prime Rate Margin. Each determination by the Agent of the Prime Rate and the Prime Rate Margin applicable from time to time shall, in the absence of manifest error, be binding upon the Borrower. Subject to Section 5.05 and Section 5.06, such interest shall be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the immediately preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Prime Rate Advance outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be. Changes in the Prime Rate shall cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Borrower.

5.02                       No Set-Off, Deduction etc.

Except with respect to Taxes (which are governed by Section 15.02), all payments (whether interest or otherwise) to be made by the Borrower or any other party pursuant to this Agreement are to be made in freely transferable, immediately available funds and without set-off or deduction of any kind whatsoever (whether for deemed re-investment or otherwise) except to the extent required by Applicable Law, and if any such set-off or deduction is so required and is made, the Borrower or any other party will, as a separate and independent obligation to each Lender, be obligated to immediately pay to each Lender all such additional amounts as may be required to fully indemnify and save harmless such Lender from such set-off or deduction and will result in the effective receipt by such Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement.

5.03                       Standby Fees

The Borrower shall pay to the Agent for the account of the Lenders in accordance with their Proportionate Share a standby fee in Canadian Dollars calculated at the rate per annum specified as the applicable "Standby Fee Rate" in the table contained in the definition of "Applicable Margin" on the daily unadvanced portion of the Revolving Facility Commitment Amount during such Fiscal Quarter. The standby fee will be determined daily beginning on the Closing Date and will be calculated on the basis of a calendar year of 365 or 366 days, as the case may be, and will be payable by the Borrower quarterly in arrears on the first Business Day following the end of each Fiscal Quarter.

5.04	Agency Fees

The Borrower shall pay to the Agent such fees, in such amounts, and on the terms and conditions, set forth in any fee letter between the Borrower and the Agent, as such letter may be amended, supplemented or replaced from time to time, or as otherwise agreed to in writing from time to time by the Agent (or any of its Affiliates) and the Borrower. For greater certainty, each such fee letter and all such written arrangements between the Agent and the Borrower relating to the payment of fees in respect to this Agreement shall constitute Loan Documents, shall survive the execution of this Agreement and shall in all respects remain operative and binding on the Borrower.

5.05	Overdue Principal and Interest

(1)          If all or part of any Prime Rate Advance shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue amount shall bear interest (as well after as before judgment), payable on demand, at a rate per annum equal to the rate of interest applicable under this Agreement from time to time to such type of Advance from the date of such non-payment until paid in full.

(2)          If all or part of any interest in respect of any Prime Rate Advance shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue interest shall, to the extent permitted by law, bear interest (as well after as before judgment), payable on demand, at a rate per annum equal to the rate of interest applicable under this Agreement from time to time to the type of Advance in respect of which such interest was not paid from the date of such non-payment until paid in full.

5.06	Interest on Other Amounts

If any amount owed by the Borrower to the Agent or any Lender under any of the Loan Documents is not paid when due and payable, and there is no other provision in any Loan Document specifying the interest payable on such overdue amount, such overdue amount shall, to the extent permitted by Applicable Law, bear interest (as well after as before judgment), payable on demand at a rate per annum equal at all times to the Prime Rate, plus the Prime Rate Margin plus [*****], in each such case from the date of non-payment until paid in full.

ARTICLE 6 – BANKERS’ ACCEPTANCES AND LETTERS OF CREDIT

6.01	Bankers’ Acceptances

(1)          To facilitate the procedures contemplated in this Agreement, the Borrower irrevocably appoints each Lender from time to time as the attorney-in-fact of the Borrower to execute, endorse and deliver on behalf of the Borrower drafts (including book based forms and electronic paper) in the forms prescribed by such Lender (if such Lender is a BA Lender) for bankers’ acceptances denominated in Canadian Dollars that have been requested by the Borrower pursuant to a Drawdown Notice or Conversion Notice, as applicable (each such executed draft which has not yet been accepted by a Lender being referred to as a “Draft”) or non-interest-bearing promissory notes of the Borrower in favour of such Lender (if such Lender is a Non-BA Lender) (each such promissory note being referred to as a "BA Equivalent Note"). Each Bankers' Acceptance and BA Equivalent Note executed and delivered by a Lender on behalf of the Borrower as provided for in this Section shall be as binding upon the Borrower as if it had been executed and delivered by a duly authorized officer of the Borrower.

(2)          Notwithstanding Section 6.01(1), the Borrower will from time to time as required by the applicable Lender provide to the Lenders an appropriate number of Drafts drawn by the Borrower upon each BA Lender and either payable to a clearing service (if such BA Lender is a member thereof) or payable to the Borrower and endorsed in blank by the Borrower (if such BA Lender is not a member of such clearing service) and an appropriate number of BA Equivalent Notes in favour of each Non-BA Lender. The dates, the maturity dates and the principal amounts of all Drafts and BA Equivalent Notes delivered by the Borrower shall be left blank, to be completed by the Lenders as required by this Agreement. All such Drafts or BA Equivalent Notes shall be held by each Lender subject to the same degree of care as if they were such Lender's own property kept at the place at which the Drafts or BA Equivalent Notes are ordinarily kept by such Lender. Each Lender, upon written request of the Borrower, will promptly advise the Borrower of the number and designation, if any, of the Drafts and BA Equivalent Notes then held by it. No Lender shall be liable for its failure to accept a Draft or purchase a BA Equivalent Note as required by this Agreement if the cause of such failure is, in whole or in part, due to the failure of the Borrower to provide on a timely basis appropriate Drafts or BA Equivalent Notes to the applicable Lender as may be requested by such Lender on a timely basis from time to time.

(3)          The Agent, promptly following receipt of a Drawdown Notice or Conversion Notice, as applicable, requesting Bankers' Acceptances, shall (i) advise each BA Lender of the face amount and the term of the Draft to be accepted by it and (ii) advise each applicable Non-BA Lender of the face amount and term of the BA Equivalent Note to be purchased by it. All Drafts to be accepted from time to time by each BA Lender that is a member of a clearing service shall be payable to such clearing service. The term of all Bankers' Acceptances and BA Equivalent Notes issued pursuant to any Drawdown Notice or Conversion Notice, as applicable, shall be identical. Each Bankers' Acceptance and BA Equivalent Note shall be dated the Drawdown Date or Conversion Date, as applicable, on which it is issued and shall be for a term of 1, 2 or 3 months or a longer term (subject to market availability), provided that in no event shall the term of a Bankers' Acceptance or a BA Equivalent Note extend beyond the Maturity Date. The face amount of the Draft (or the aggregate face amount of the Drafts) to be accepted at any time by each Lender which is a BA Lender, and the face amount of the BA Equivalent Notes to be purchased at any time by each Lender which is a Non-BA Lender, shall be determined by the Agent based upon the amounts of their respective Commitments under the applicable Credit Facility. In determining a Lender's Proportionate Share of a request for a Bankers' Acceptance or BA Equivalent Note, as applicable, the Agent, in its sole discretion, shall be entitled to increase or decrease the face amount of any Draft, or BA Equivalent Note, as applicable, to the nearest

$1,000.

(4)          Each BA Lender shall complete and accept on the applicable Drawdown Date a Draft having a face amount (or Drafts having the face amounts) and term advised by the Agent pursuant to Section 6.01(3). Each applicable BA Lender shall purchase on the applicable Drawdown Date or Conversion Date, as applicable, the Bankers' Acceptance accepted by it, for an aggregate price equal to the BA Discount Proceeds of such Bankers' Acceptance. The Borrower shall ensure that there is delivered to each applicable BA Lender that is a member of a clearing service the completed Bankers' Acceptances, and such BA Lender is hereby authorized to release the Bankers' Acceptance accepted by it to such clearing house upon receipt of confirmation that such clearing house holds such Bankers' Acceptance for the account of such BA Lender.

(5)          Each Non-BA Lender, in lieu of accepting Drafts or purchasing Bankers' Acceptances on any Drawdown Date, or Conversion Date, as applicable, will complete and purchase from the Borrower on such Drawdown Date or Conversion Date, as applicable, a BA Equivalent Note in a face amount and for a term identical to the face amount and term of the Draft which such Non-BA Lender would have been required to accept on such Drawdown Date or Conversion Date, as applicable, if it were a BA Lender, for a price equal to the BA Discount Proceeds of such BA Equivalent Note. Each Non-BA Lender shall be entitled without charge to exchange any BA Equivalent Note held by it for two or more BA Equivalent Notes of identical date and aggregate face amount, and the Borrower will execute and deliver to such Non-BA Lender such replacement BA Equivalent Notes and such Non-BA Lender shall return the original BA Equivalent Note to the Borrower for cancellation.

(6)          The Borrower shall pay the BA Stamping Fee to (a) each BA Lender in respect of each Draft tendered by the Borrower to and accepted by such BA Lender, and (b) each Non-BA Lender in respect of each BA Equivalent Note tendered to and purchased by such Non-BA Lender, in each case, as a condition of such acceptance or purchase.

(7)          Upon acceptance of each Draft or purchase of each BA Equivalent Note, the Borrower shall pay to the applicable Lender the BA Stamping Fee, and to facilitate payment such Lender shall be entitled to deduct and retain for its own account the amount of such fee from the amount to be transferred by such Lender to the Agent for the account of the Borrower pursuant to this Agreement in respect of the sale of the related Bankers' Acceptance or of such BA Equivalent Note.

(8)          On the date of maturity of each Bankers' Acceptance or BA Equivalent Note, as applicable, the Borrower shall pay to the Agent, for the account of the holder of such Bankers' Acceptance or BA Equivalent Note, in Canadian Dollars, an amount equal to the face amount of such Bankers' Acceptance or BA Equivalent Note, as the case may be (subject to standard and customary mechanics in connection with Rollovers or Conversions pursuant to Section 2.06). The obligation of the Borrower to make such payment shall not be prejudiced by the fact that the holder of such Bankers' Acceptance is the Lender that accepted such Bankers' Acceptances. No days of grace shall be claimed by the Borrower for the payment at maturity of any Bankers' Acceptance or BA Equivalent Note. If the Borrower does not make such payment, from the proceeds of an Advance obtained under this Agreement or otherwise, the amount of such required payment shall be deemed to be a Prime Rate Advance to the Borrower from the Lender that accepted such Bankers' Acceptance or purchased such BA Equivalent Note.

(9)          The signature of any duly authorized officer of the Borrower on a Draft or a BA Equivalent Note may be mechanically reproduced in facsimile, and all Drafts and BA Equivalent Notes requested by the Borrower pursuant to a Drawdown Notice or Conversion Notice, as applicable, bearing such facsimile signature shall be as binding upon the Borrower as if they had been manually signed by such officer, notwithstanding that such Person whose manual or facsimile signature appears on such Draft or BA Equivalent Note may no longer hold office at the date of such Draft or BA Equivalent Note or at the date of acceptance of such Draft by a BA Lender or at any time thereafter.

6.02	Letters of Credit

(1)          If the Borrower wishes to request an Advance by way of issuance of Letters of Credit, the Borrower shall, at the time it delivers the Drawdown Notice required pursuant to Section 2.06(2), execute and deliver the Issuing Lender's usual documentation relating to the issuance and administration of Letters of Credit (including, without limitation, all reimbursement and indemnity agreements). In the event of any inconsistency between the terms of such documentation and this Agreement, the terms of this Agreement shall prevail.

(2)          Each Lender that has a Commitment under the Revolving Facility (each reference to a Lender in this Section 6.02 being to such a Lender only) will be deemed to have purchased, without recourse, a participation from the Issuing Lender in each Letter of Credit issued by the Issuing Lender, in each case equal to such Lender's Proportionate Share of each such Letter of Credit. Each other Lender will indemnify and save harmless the Issuing Lender based on its Proportionate Share against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any and every kind or nature whatsoever that may be imposed on, made or incurred by or asserted against the Issuing Lender in any way related to or arising out of any issuance of a Letter of Credit by the Issuing Lender (including any payment made under any such Letter of Credit and any Prime Rate Advance deemed to have been made available by the Issuing Lender pursuant to Section 6.02(5)(d)), except for any such liabilities resulting from the gross negligence or wilful misconduct of the Issuing Lender.

(3)          Each Letter of Credit issued by the Issuing Lender will be in a form and on such terms as determined by the Issuing Lender in its sole and unfettered discretion.

(4)          No Letter of Credit shall have a term longer than 365 days, but may have a provision for automatic renewal for successive 365-day periods, provided that no Letter of Credit may be issued for a period ending after the Maturity Date.

(5)          If, at any time, a demand for payment (the amount so demanded being herein referred to as a "relevant amount") is made under any Letter of Credit and notification thereof is given by the Issuing Lender to the Agent, then:

(a)	the Agent will

(i)	promptly notify the Borrower and each of the Lenders of such demand, and

(ii)	make demand on each Lender for an amount equal to its Proportionate Share of the relevant amount;

(b)	on the second Business Day following the date of the demand made by the Agent under (a) above, each Lender will pay to the Agent the amount demanded of it pursuant to (a)(ii) above;

(c)	the Agent will pay the relevant amount to the Issuing Lender and the Issuing Lender will pay the relevant amount together with the balance of the amount demanded to the Person entitled thereto on the date upon which the relevant amount becomes payable under the Letter of Credit or as soon as possible thereafter; and

(d)	the Borrower will be deemed to have requested a Prime Rate Advance in an amount equal to the sum of the relevant amount and all charges and expenses incurred by the Issuing Lender and the other Lenders in connection with payment under the Letter of Credit.

(6)          The Borrower hereby indemnifies and agrees to hold the Issuing Lender harmless from all losses, damages, costs, demands, claims, expenses (including out-of-pocket expenses) and other consequences which the Issuing Lender may incur, sustain or suffer, other than as a result of its own negligence, wilful misconduct or as a direct consequence of its breach of this Agreement, as a result of issuing or amending a Letter of Credit, including legal and other expenses incurred by the Issuing Lender in any action to compel payment by the Issuing Lender under a Letter of Credit or to restrain the Issuing Lender from making payment under a Letter of Credit. Any amounts due under this indemnity shall form part of the Obligations.

(7)          The Issuing Lender will at all times be entitled, and is irrevocably authorized by the Borrower, to make any payment under a Letter of Credit for which a request or demand has been made in the required form without any further reference to the Borrower and any investigation or enquiry, need not concern itself with the propriety or validity of any claim made or purported to be made under the terms of such Letter of Credit (except as to compliance with the payment conditions of such Letters of Credit) and will be entitled to assume that any Person expressed in such Letter of Credit as being entitled to make demand or receive payments thereunder is so entitled. Accordingly, so long as a request or demand has been made as aforementioned, it will not be a defence to any demand made of the Borrower hereunder, nor will the obligations of the Borrower hereunder be impaired by the fact (if it be the case) that the Issuing Lender was or might have been justified in refusing payment, in whole or in part, of the amounts so claimed.

(8)          A certificate of the Agent or the Issuing Lender or both of them as to the amounts paid by any Lender pursuant to this Section 6.02 or the amount paid out under any Letter of Credit shall, in the absence of manifest error, be prima facie evidence of the existence and amount of such payment in any legal action or proceeding arising out of or in connection herewith.

(9)          For so long as any Letter of Credit is outstanding, the Borrower shall pay to the Agent on behalf of the Lenders (which fee shall be paid by the Agent to the Lenders based on their Proportionate Share) a fee equal to the Letter of Credit Fee Rate on the amount of each Letter of Credit or, as applicable, on the Equivalent Amount of Canadian Dollars thereof, quarterly in arrears on the first Business Day following the last day of each Fiscal Quarter, beginning on the date of issuance of such Letter of Credit. In addition, for so long as any Letter of Credit is outstanding, the Borrower shall also pay to the Issuing Lender a fronting fee equal to [*****] per annum on the face amount of each Letter of Credit in the currency of such Letter of Credit, quarterly in arrears on the first Business Day following the last day of each Fiscal Quarter, beginning on the date of issuance of such Letter of Credit. Such fees shall each be calculated on the basis of a calendar year and the number of days the Letter of Credit will be outstanding during such period. The Borrower shall also pay the standard fees and charges of the Issuing Lender in effect from time to time for issuing, renewing and amending Letters of Credit.

(10)        If any Letter of Credit is outstanding upon the occurrence of an Event of Default or on the Maturity Date, the Borrower shall if required by the Lenders forthwith pay to the Agent an amount (the "deposit amount") equal to the undrawn principal amount of the outstanding Letter of Credit, which deposit amount shall be held by the Agent for application against the indebtedness owing by the Borrower in respect of any draw on the outstanding Letter of Credit. In the event that an Issuing Lender is not called upon to make full payment on the outstanding Letter of Credit prior to its expiry date, the deposit amount (including all accrued interest thereon), or any part thereof as has not been paid out, shall, so long as no Event of Default then exists, be returned promptly to the Borrower.

(11)        The obligations of the Borrower with respect to Letters of Credit shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

(a)	any lack of validity or enforceability of any Loan Document or the Letters of Credit;

(b)	any amendment or waiver of or any consent to or actual departure from this Agreement;

(c)	the existence of any claim, set off, defence or other right which the Borrower may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for which any such beneficiary or any such transferee may be acting), the Issuing Lender or any other Person or entity, whether in connection with this Agreement, the transactions contemplated herein or in any other agreements or any unrelated transactions;

(d)	any document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect except for non compliance with the payment conditions of such Letter of Credit;

(e)	the fact that any drawings under any Letter of Credit is held by the Issuing Lender or any of its correspondences in its or their own right; or

(f)	any other circumstance whatsoever, whether or not similar to any of the foregoing.

At the option of the Issuing Lender, either the Uniform Customs and Practice for documentary credits or International Standby Practices, each published by the International Chamber of Commerce, current on the issue of each Letter of Credit will be binding on the Borrower, the Lenders and the Issuing Lender with respect to each such Letter of Credit. The Borrower assumes all risks of the acts or omissions of the beneficiary of each Letter of Credit with respect to such Letter of Credit. In furtherance of, and not in limitation of, the Issuing Lender's rights and powers under such Uniform Customs and Practice or International Standby Practices, as applicable, but subject to all other provisions of this Section 6.02, it is agreed that the Issuing Lender will not have any liability for, and that the Borrower assumes all responsibility for: (i) the genuineness of any signature, (ii) the form, validity, genuineness, falsification and legal effect of any draft, certification or other document required by a Letter of Credit or the authority of the Person signing the same, (iii) the failure of any instrument to bear any reference or adequate reference to a Letter of Credit or the failure of any Person to note the amount of any instrument on the reverse of a Letter of Credit or to surrender a Letter of Credit, (iv) the good faith or acts of any Person other than the Issuing Lender and its agents and employees, (v) the existence, form or sufficiency or breach or default under any agreement or instrument of any nature whatsoever, (vi) any delay in giving or failure to give any notice, demand or protest, and (vii) any error, omission, delay in or non-delivery of any notice or other communication, however sent. The determination as to whether the required documents are presented prior to the expiration of a Letter of Credit and whether such other documents are in proper and sufficient form for compliance with a Letter of Credit will be made by the Issuing Lender in its sole discretion, which determination will be conclusive and binding upon the Borrower absent manifest error. It is agreed that the Issuing Lender may honour, as complying with the terms of a Letter of Credit and this Agreement, any documents appearing to be in order and signed Lender issued by the beneficiary thereof. Any action, inaction or omission on the part of the Issuing Lender under or in connection with any Letter of Credit or any related instrument or document, if in good faith and in conformity with such laws, regulations or commercial or banking customs as the Issuing Lender may reasonably deem to be applicable, will be binding upon the Borrower, and will not affect, impair or prevent the vesting of any of the Issuing Lender's rights or powers hereunder or the Borrower's obligation to make full reimbursement of amounts drawn under the Letters of Credit. Notwithstanding the provisions of this Section 6.02(11), the Borrower will not be responsible, and no Person will be relieved of responsibility, for any gross negligence or wilful misconduct of such Person.

(12)        A Letter of Credit issued under the Revolving Facility at the request of the Borrower on behalf of its Subsidiary may not state on its face that it is issued at the request of the Borrower. Such Letter of Credit may instead state that it is issued at the request of the Subsidiary. All Letters of Credit so issued will continue to be deemed to be issued at the request of the Borrower and the terms of this Agreement will apply fully and effectually as if a reference to the Borrower requesting the issuance of the Letter of Credit had been stated on the face of the Letter of Credit. The Issuing Lender shall at all times take instructions for the issuance of the Letter of Credit solely from the Borrower and not from the Subsidiary.

ARTICLE 7 - REPAYMENT

7.01                       Mandatory Repayment of Principal - Revolving Facility

Subject to the terms hereof, the Borrower shall repay all Obligations in connection with the Revolving Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees and other amounts then unpaid by it with respect to such Advances (which, for greater certainty, shall include all amounts payable by the Borrower to the Agent under Section 6.01(8) with respect to any Bankers' Acceptances and BA Equivalent Notes outstanding thereunder on the Maturity Date and all amounts payable by the Borrower to the Agent under Section 6.02(10) with respect to Letters of Credit outstanding on the Maturity Date) in full on the Maturity Date, and the Revolving Facility and the Commitments thereunder shall be automatically terminated on the Maturity Date.

7.02                       Excess Over Maximum Amounts; Borrowing Base Deficiency and Currency Fluctuations

(1)          If, at any time, the Agent determines that the aggregate amount of: (a) Advances in Canadian Dollars then outstanding under the Revolving Facility, and (b) the Equivalent Amount in Canadian Dollars of Advances in any other currency (other than Canadian Dollars) then outstanding under the Revolving Facility, at such time, exceeds the Borrowing Base, the Agent shall notify the Borrower that such an event has occurred, and the Borrower will immediately (a) repay Advances under the Revolving Facility in an amount equal to such excess or (b) deposit with the Agent, for the benefit of the Lenders, cash or Cash Equivalents in the amount of such excess.

(2)          If the Agent determines that on any day as a result of currency fluctuations the aggregate of: (a) Advances in Canadian Dollars then outstanding under the Revolving Facility, and (b) the Equivalent Amount in Canadian Dollars of Advances in any other currency (other than Canadian Dollars) then outstanding under the Revolving Facility, on such day is greater than or equal to [*****] of the Revolving Facility Maximum Amount, the Agent shall notify the Borrower that such an event has occurred, and the Borrower shall, within two Business Days following receipt of such notice, (i) repay Advances under the Revolving Facility in an amount equal to such excess or (ii) deposit with the Agent, for the benefit of the Lenders, cash or Cash Equivalents in the amount of such excess, provided that if it is determined on any subsequent day that the amount of the deposited amounts exceeds the amount of such excess, the Borrower may withdraw the amount by which such excess has been reduced.

7.03	Mandatory Scheduled Repayments of Principal – Term Facility

(1)          Subject to the terms hereof, the Term Facility shall be repaid by the Borrower on February 28, May 31, August 31 and November 30 (each such date, a “Scheduled Repayment Date”) commencing on August 31, 2020 in accordance with the following schedule (as such payment may be reduced should there be any mandatory or voluntary repayments that have been applied against the scheduled payments due hereunder):

Scheduled Repayment Date	Repayment Amount
August 31, 2020
[*****]
November 30, 2020
[*****]
February 28, 2021
[*****]
May 31, 2021
[*****]
August 31, 2021
[*****]
November 30, 2021
[*****]
February 28, 2022
[*****]
May 31, 2022
[*****]
August 31, 2022
[*****]
November 30, 2022
[*****]
February 28, 2023
[*****]
Maturity Date
[*****]

(2)          The Borrower shall repay the outstanding principal amount of all Advances under the Term Facility, together with all accrued interest, fees and other amounts then unpaid by it under the Term Facility, in full on the Maturity Date, and the Term Facility and the Commitments thereunder shall be automatically terminated on the Maturity Date.

7.04	Voluntary Repayments and Reductions

(1)          Subject to the Agent receiving a Repayment Notice, which shall be given not less than three Business Days prior to the proposed repayment date and which shall be irrevocable, the Borrower may from time to time repay Advances outstanding under any of the Credit Facilities without premium, penalty or bonus, provided that each such repayment shall be in a minimum aggregate amount of [*****] and in whole multiples of [*****] for Advances denominated in Canadian Dollars. Notwithstanding the foregoing, Bankers’ Acceptances, BA Equivalent Notes and Letters of Credit may not be repaid prior to their respective maturity or expiry dates but may be cash collateralized along with delivery of such documentation as may be required by the Agent as specified in Section 7.08. The requirement to give a Repayment Notice and the minimum repayment amounts referenced herein shall not apply to repayment of Advances under the Swingline Facility.

(2)          Each such voluntary repayment by the Borrower of the Term Facility will be applied against repayments of principal due under Section 7.03 in the inverse order of maturity. All such repayments of the Term Facility may not be reborrowed. Each such repayment shall permanently reduce the Commitment of each Lender in respect of the Term Facility by the amounts of the Lender's Proportionate Share of such repayments. For greater certainty, the Borrower shall not have the right thereafter to increase the committed amount of the Term Facility so reduced.

(3)          Each Repayment Notice shall specify the date (which shall be a Business Day) and amount of such prepayment. The Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender's pro rata share of such prepayment. If such written notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of an Advance shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to this Agreement. Each such prepayment shall be applied to the Obligations held by each Lender in accordance with its respective pro rata share.

7.05                       Mandatory Repayments from Issuances of Debt

(1)          If any Credit Party receives Net Proceeds from the issuance or incurrence of Debt (other than Permitted Debt), an amount equal to such Net Proceeds shall be paid by the Borrower (irrespective as to which Credit Party issued or incurred such Debt) to the Agent within two Business Days after the closing of the transaction under which such Debt is issued or incurred and shall be applied in accordance with Section 7.05(2).

(2)          All repayments under this Section 7.05 will be applied (i) first, to repay the Obligations under the Term Facility against repayments of principal due under Section 7.03 in the inverse order of maturity until the Term Facility has been repaid in full, and (ii) second, to repay the Obligations under the Revolving Facility (without any permanent reduction in Commitments).

(3)          Each repayment of the Term Facility under this Section 7.05 shall permanently reduce the Commitment of each Lender in respect of the Term Facility by the amount of such Lender's Proportionate Share of such repayment and may not be reborrowed.

7.06                       Mandatory Repayment on Dispositions

(1) If any Credit Party receives Net Proceeds from a Disposition in excess of [*****] an amount equal to such Net Proceeds shall be paid by the Borrower (irrespective as to which Credit Party made the Disposition) to the Agent within two Business Days after the closing of the transaction under which such Disposition occurs and shall be applied in accordance with Section 7.06(2); provided that, the Borrower may, if no Default or Event of Default exists, elect to retain such Net Proceeds provided that a Credit Party reinvests such Net Proceeds in additional Property of a Credit Party within 180 days after the closing of the transaction under which such Disposition occurred. If following the 180 day period or upon the occurrence of a Default or Event of Default that is continuing, no Credit Party has reinvested all of such Net Proceeds in additional Property of a Credit Party, an amount equal to the amount of such Net Proceeds that has not yet been reinvested shall immediately be paid by the Borrower to the Agent (irrespective as to which Credit Party received the Net Proceeds) and shall be applied in accordance with Section 7.06(2).

(2)          All repayments under this Section 7.06 will be applied (i) first, to repay the Obligations under the Term Facility against repayments of principal due under Section 7.03 in the inverse order of maturity until the Term Facility has been repaid in full, and (ii) second, to repay the Obligations under the Revolving Facility (without any permanent reduction in Commitments).

(3)          Each repayment of the Term Facility under this Section 7.06 shall permanently reduce the Commitment of each Lender in respect of the Term Facility by the amount of such Lender’s Proportionate Share of such repayment and may not be reborrowed.

7.07	Mandatory Repayments from Proceeds of Insurance

(1)          Subject to there being no existing Default or Event of Default, the Credit Parties may receive and retain Net Proceeds of property insurance in an amount up to [*****] in the aggregate in any Fiscal Year.

(2)          If a Credit Party receives Net Proceeds of property insurance in an amount greater than [*****], an amount equal to such Net Proceeds shall be paid by the Borrower (irrespective as to which Credit Party received such proceeds) to the Agent, within two Business Days after the receipt of such proceeds by a Credit Party and shall be applied in accordance with Section 7.07(4); provided that, the Borrower may, if no Default or Event of Default exists, commit to apply such excess proceeds to replace, repair or rebuild the applicable Property to which such Net Proceeds relate, within 180 days following receipt thereof. If following such 180 day period no Credit Party has committed to spend such excess proceeds on the replacement, repair or rebuilding of such Property or if such commitment to spend has been made but the replacement, repair or rebuilding of such Property has not commenced within an additional 180 days following such commitment to spend, such excess proceeds shall immediately be applied by the Agent in accordance with Section 7.07(4).

(3)          No Credit Party shall be entitled to any proceeds of insurance if there exists an Event of Default and, forthwith upon the occurrence of an Event of Default, all unapplied proceeds of property insurance shall, upon notice being given to the Agent, be remitted to the Agent for application against amounts outstanding hereunder.

(4)          All repayments under this Section 7.07 will be applied (i) first, to repay the Obligations under the Term Facility against repayments of principal due under Section 7.03 in the inverse order of maturity until the Term Facility has been repaid in full, and (ii) second, to repay the Obligations under the Revolving Facility (without any permanent reduction in Commitments).

(5)          Each repayment of the Term Facility under this Section 7.07 shall permanently reduce the Commitment of each Lender in respect of the Term Facility by the amount of such Lender’s Proportionate Share of such repayment and may not be reborrowed.

7.08	Cash Collateral

The Borrower may not voluntarily prepay or convert any Bankers’ Acceptances or BA Equivalent Notes prior to the scheduled maturity date thereof. In connection with each voluntary or mandatory repayment hereunder, in connection with Bankers’ Acceptances, BA Equivalent Notes and Letters of Credit which are to be repaid prior to their respective maturity or expiry dates, the Borrower shall deposit cash with the Agent (for the benefit of the applicable Lenders) equal to the full face amount at maturity of such Bankers' Acceptance or BA Equivalent Note or the face amount of such Letters of Credit, as applicable, and shall, if reasonably requested by the Agent, concurrently deliver to the Agent a cash collateral agreement, supporting resolutions, certificates and opinions in form and substance satisfactory to the Lenders and Lenders' Counsel.

ARTICLE 8 - PLACE AND APPLICATION OF PAYMENTS

8.01	Place of Payment of Principal, Interest and Fees

(1)          The Borrower undertakes at all times when any Advance is outstanding or any other amount is owed by it under any Loan Document to maintain at the Agent's Payment Branch an account in Canadian Dollars, which the Agent shall be entitled to debit with such amounts as are from time to time required to be paid by the Borrower under the Loan Documents, as and when such amounts are due. Without in any way limiting the rights of the Agent pursuant to the foregoing, unless otherwise specifically agreed between the Borrower and the Agent, the Borrower hereby directs the Agent to debit the aforesaid account with such amounts as are from time to time required to be paid by the Borrower pursuant to this Agreement.

(2)          All payments by the Borrower under any Loan Document, unless otherwise expressly provided in such Loan Document, shall be made to the Agent at the Agent's Payment Branch, or at such other location as may be agreed upon by the Agent and the Borrower, for the account of the Lenders entitled to such payment, not later than 12:00 p.m. (Toronto time) for value on the date when due, and shall be made in immediately available funds without set-off or counterclaim.

(3)          Unless the Agent shall have been notified by the Borrower not later than 12:00 p.m. (Toronto time) of the Business Day prior to the date on which any payment to be made by the Borrower under a Loan Document is due that the Borrower does not intend to remit such payment, the Agent shall be entitled to assume that the Borrower has remitted or will remit such payment when so due and the Agent may (but shall not be obliged to), in reliance upon such assumption, make available to each applicable Lender on such payment date such Lender's share of such assumed payment. If the Borrower does not in fact remit such payment to the Agent as required by such Loan Document, each applicable Lender shall immediately repay to the Agent on demand the amount so made available to such Lender, together with interest on such amount at the Interbank Reference Rate, in respect of each day from and including the date such amount was made available by the Agent to such Lender to the date such amount is repaid in immediately available funds to the Agent, and the Borrower shall immediately pay to the Agent on demand such amounts as are sufficient to compensate the Agent and the Lenders for all costs and expenses (including, without limitation, any interest paid to lenders of funds without duplication of interest otherwise paid hereunder) which the Agent may sustain in making any such amounts available to the Lenders or which any Lender may sustain in receiving any such amount from, and in repaying any such amount to, the Agent or in compensating the Agent as aforesaid. A certificate of the Agent as to any amounts payable by the Borrower pursuant to the preceding sentence and containing reasonable details of the calculation of such amounts shall be prima facie evidence of the amounts so payable.

(4)          If any amount which has been received by the Agent not later than 12:00 p.m. (Toronto time) on any Business Day as provided above is not paid by the Agent to a Lender on such Business Day as required under this Agreement, the Agent shall immediately pay to such Lender on demand interest on such amount at the Interbank Reference Rate in respect of each day from and including the day such amount was required to be paid by the Agent to such Lender to the day such amount is so paid.

8.02	Netting of Payments

If, on any date, amounts would be due and payable under this Agreement in the same currency by the Borrower to the Lenders, or any one of them, and by the Lenders, or such Lender, to the Borrower, then, on such date, upon notice from the Agent or such Lender stating that netting is to apply to such payments, the obligations of each such party to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by the Borrower to the Lenders, or such Lender, exceeds the aggregate amount that would otherwise have been payable by the Lenders, or such Lender, to the Borrower or vice versa, such obligations shall be replaced by an obligation upon whichever of the Borrower or the Lenders, or such Lender, would have had to pay the larger aggregate amount to pay to the other the excess of the larger aggregate amount over the smaller aggregate amount. For greater certainty, prior to acceleration of repayment pursuant to Section 12.02, this Section 8.02 shall not permit any Lender to exercise a right of set-off, combination or similar right against any amount which the Borrower may have on deposit with such Lender in respect of any amount to which netting is to apply pursuant to this Section 8.02, but shall apply only to determine the net amount to be payable by the Lenders or one of them to the Borrower, or by the Borrower to the Lenders or one of them pursuant to the Loan Documents.

ARTICLE 9 - REPRESENTATIONS AND WARRANTIES

9.01	Representations and Warranties

The Borrower represents and warrants to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders are relying upon such representations and warranties:

(1)          Existence and Qualification. Each Credit Party: (a) has been duly incorporated, established, formed, amalgamated, merged or continued, as the case may be, and is validly subsisting and in good standing as a corporation, company, limited partnership or partnership, under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may be (or in the case of Credit Parties which are not corporations or companies, has been duly created or established as a partnership or other applicable entity and validly exists under and is in good standing under the laws of the jurisdiction in which it has been created or established); (b)  is duly licensed, registered and qualified to carry on its business and is in good standing in each jurisdiction in which it carries on business or owns assets; and (c) has all required Material Licences.

(2)          Power and Authority. Each Credit Party has the corporate, company or partnership power and authority, as the case may be: (a) to enter into, and to exercise its rights and perform its obligations under, the Loan Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Loan Documents; (b) to have implemented and completed the Transactions and to enter into, and to exercise, its rights and perform its obligations under all instruments and agreements delivered by it in connection with the Transactions; and (c)  to own its Property and carry on its business as currently conducted and as currently proposed to be conducted by it.

(3)          Execution, Delivery, Performance and Enforceability of Documents. The execution, delivery and performance of each of the Loan Documents to which any Credit Party is a party, and every other instrument or agreement delivered by a Credit Party pursuant to any Loan Document or in connection with the Transactions, has been duly authorized by all corporate, company or partnership actions required, and each of such documents has been duly executed and delivered by it. Each Loan Document to which any Credit Party is a party constitutes the legal, valid and binding obligations of such Credit Party, enforceable against such Credit Party in accordance with its terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity).

(4)          Loan Documents Comply with Applicable Laws, Organizational Documents and Contractual Obligations. None of the execution or delivery of, the consummation of the Transactions contemplated in, or the compliance with the terms, conditions and provisions of any of, the Loan Documents by any Credit Party party thereto conflicts with or will conflict with or results or will result in any breach of or constitutes a default under or contravention of, (a) any Requirement of Law (including such Credit Party's Organizational Documents), or (b) any Material Contract or Material Licence or results or will result in the creation or imposition of any Encumbrance upon any of its Property, except for Permitted Encumbrances.

(5)          Consent Respecting Loan Documents. Each Credit Party has obtained, made or taken, as applicable, all Authorizations, registrations, filings, notices and other actions whatsoever required (including from any Governmental Authority), (except for registrations or filings which may be required in respect of the Security Documents) to enable it to execute and deliver each of the Loan Documents to which it is a party and to consummate the transactions contemplated in the Loan Documents, to complete and implement the Transactions and to execute and deliver each of the instruments and agreements delivered by it in connection with the Transactions.

(6)          Security Documents. Each Security Document (a) creates a valid and enforceable Encumbrance upon the Collateral described therein in favour of the Agent and the Lenders on the terms set forth therein, subject only to the terms of this Agreement and to Permitted Encumbrances; and (b) have been, or in the case of the debenture described in Section 11.01(f) against the Kelowna Property forthwith after the Closing Date will be, registered, filed or recorded in all places where registration, filing or recording is necessary or desirable to perfect and protect the charges and security interests created therein.

(7)          Approvals, Licences and Authorizations. Each Credit Party has all Business Authorizations of all Governmental Authorities that are required or necessary for the Group Parties to own any of its Property or carry on or operate the Business. Each Material Licence is valid, subsisting and in good standing and the Credit Parties are not in default or breach (except for immaterial breaches that do not allow for a right of termination of such licence) of any Material Licence and, to the knowledge of a Responsible Officer of the Borrower, no proceeding is pending or has been threatened in writing by the applicable Government Authority to revoke or limit any Material Licence. Without limiting the generality of the foregoing, the Credit Parties and the Joint Ventures do not carry on any Cannabis Activities in any jurisdiction other than an Approved Jurisdiction and solely in facilities licensed or otherwise permitted by Governmental Authorities in Approved Jurisdictions.

(8)          Taxes. Each Credit Party has duly and timely filed (or caused to be filed) all material Tax returns required to be filed by it and has paid (or cause to be paid) when due all material Taxes levied or imposed upon the applicable Credit Party or on or in respect of the Credit Party's Property, business, income or profits otherwise due and payable except for Taxes which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves are being maintained in accordance with GAAP, and except after the date of this Agreement as disclosed to the Agent in writing, there is no material action, suit, proceeding, investigation, audit or claim now pending, or to the knowledge of a Responsible Officer of the Borrower, threatened in writing by any Governmental Authority regarding any material Taxes nor has any Credit Party agreed to waive or extend any statute of limitations with respect to the payment or collection of material Taxes.

(9)          Judgments, Etc. No Credit Party is subject to any material judgment, order, writ, injunction, decree or award or any restriction, rule or regulation which has not been stayed or of which enforcement has not been suspended, and which prohibits or delays the Transactions.

(10)        Absence of Litigation. As of the Closing Date, there are no actions, suits or proceedings pending or judgments existing or, to the knowledge of a Responsible Officer of the Borrower, threatened against or affecting any Credit Party or its Property which could reasonably be expected to be determined adversely to any Credit Party and, if so determined, to result in a liability in excess of $250,000, except for those actions set forth on Schedule 9.01(10).

(11)        Title to Property. Each Credit Party has good title to its Property, free and clear of all Encumbrances except Permitted Encumbrances and no Person has any agreement or right to acquire an interest in a material portion of such Property other than in the ordinary course of its business.

(12)        Use of Real Property. All real property owned or leased by any Credit Party may be used in all material respects by such Credit Party pursuant to Applicable Law for the present use and operation of the material elements of the business conducted, or intended to be conducted, on such real property by such Credit Party. All leased real property where the lessor is Non-Arm's Length are on market terms and conditions and all lease agreements entered into by each Credit Party are in full force and effect. All easements, licences, servitude and other agreements necessary for the operation and maintenance of the Kelowna Property in the manner in which it is currently being operated have been obtained and, to the best of each Credit Party's knowledge, are in good standing.

(13)        Description of Real Property. Schedule 9.01(13) contains a description as of the Closing Date of (a) all real property owned by each Credit Party (including municipal addresses, legal description (to the extent available), the name of the Person which owns such property and a brief description of such property and its use) and indicating which real property owned by the Credit Parties is a Material Freehold Interest, (b) all real property leased by each Credit Party (including municipal addresses, legal description (to the extent available), the name of the Person which leases such property, the name of the landlord, the term and any renewal rights under the applicable lease and a brief description of such property and its use) and indicating which real property leased by the Credit Parties is a Material Leasehold Interest, and (c) all real property not owned or leased by a Credit Party at which any of its inventory may from time to time be stored or located (including municipal addresses, the name of the Person which keeps inventory at such property and the name of the bailee or third party holding such inventory at such property).

(14)	Zoning and Uses.

(a)	To the knowledge of a Responsible Officer of the Borrower, the existing uses of the Kelowna Property comply in all material respects with all Applicable Laws.

(b)	To the knowledge of a Responsible Officer of the Borrower, the Kelowna Property complies with all municipal, zoning and parking requirements under Applicable Laws in all material respects.

(c)	No Credit Party has received notice of any proposed rezoning of all or any part of the Kelowna Property.

(d)	No Credit Party has received notice of any expropriation of all or any part of the Kelowna Property.

(15)        Insurance. Each Credit Party (or the Borrower on behalf of itself and all other Credit Parties) maintains insurance in compliance with Section 10.01(7). Schedule 9.01(15) lists all insurance policies maintained by the Credit Parties as of the Closing Date.

(16)        Labour Relations. Except as to matters that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) no Credit Party is aware that it is engaged in any unfair labour practice and there is no unfair labour practice complaint or complaint of employment discrimination pending against any Credit Party or to the knowledge of a Responsible Officer of the Borrower, threatened against any Credit Party, before any Governmental Authority; (b) no material grievance or arbitration arising out of or under any collective bargaining agreement is pending against any Credit Party or to the knowledge of a Responsible Officer of the Borrower, threatened against any Credit Party; and (c) no strike, significant labour dispute, slowdown or material work stoppage which in the opinion of management or to the knowledge of a Responsible Officer of any Group Party, threatened against any Group Party.

(17)        Compliance with Laws. (a) Each Group Party and each Joint Venture is in compliance in all material respects with all Applicable Laws (other than Applicable Cannabis Laws) and Applicable Orders of each jurisdiction in which it owns Property or carries on business.

(b) Each Group Party and each Joint Venture is in compliance with all Applicable Cannabis Laws.

(18)        No Default or Event of Default. No Default or Event of Default has occurred and is continuing.

(19)        Corporate Structure. The corporate structure of each Group Party and each Joint Venture as at the Closing Date, is set forth in Schedule 9.01(19), which Schedule contains:

(a)	a complete and accurate corporate chart and list of all Group Parties and all Joint Ventures;

(b)	complete and accurate information respecting:

(i)	whether each such Person is the Borrower, a Guarantor, a Group Party or a party to a Joint Venture;

(ii)	each such Person's full and correct legal name (including any French and English forms of name) and jurisdiction of incorporation, organization or formation;

(iii)	each such Person's authorized and issued capital of each class of Equity Interests thereof and a list of the owner of such Equity Interests (except in the case of the Borrower); and

(iv)	the bank accounts of each Credit Party.

(20)        Relevant Jurisdictions. Schedule 9.01(20) identifies in respect of each Credit Party the Relevant Jurisdictions including the full address (including postal code) of such Credit Party's chief executive office, registered office, principal place of business, all Approved Jurisdictions, and all places of business and, if different, the address at which the books and records of any Credit Party are located, the address at which senior management of any Credit Party are located and conduct their deliberations and make their decisions with respect to the business of any Credit Party and the addresses from which the invoices and accounts of any Credit Party are issued.

(21)        Intellectual Property. Each Credit Party has rights sufficient for it to use all of the Intellectual Property reasonably necessary for the conduct of its business. All material patents, trade-marks, copyrights or industrial designs which have been either registered or in respect of which a registration application has been filed by it, as at the Closing Date, are listed on Schedule 9.01(21). No Credit Party has received any notice of any claim of infringement or similar claim or proceeding relating to any of its Intellectual Property which, if determined against such Credit Party, would reasonably be expected to have a Material Adverse Effect.

(22)	Material Contracts and Material Licences.

(a)	Schedule 9.01(22) (as amended from time to time after the Closing Date), contains a true and complete list of all Material Contracts and Material Licences, Schedule 9.01(22) shall be deemed to be amended to include each such Material Contract and Material Licence in respect of which the Agent has received notice pursuant to Section 10.01(9)(h).

(b)	a true and complete copy of each Material Contract and Material Licence existing at the Closing Date has been delivered to the Agent and each Material Contract and Material Licence is in full force and effect;

(c)	no event has occurred and is continuing which would constitute a breach of or a default under any Material Contract or Material Licence; and

(d)	each Material Contract to which a Credit Party is a party is binding upon such Credit Party and, to the knowledge of a Responsible Officer of the Borrower, is a binding agreement of each other Person who is a party to the Material Contract.

(23)	Financial Year End. Its financial year end is November 30.

(24)        Financial Information. All of the monthly, quarterly and annual financial statements which have been furnished to the Agent and the Lenders, or any of them, in connection with this Agreement are complete in all material respects and such financial statements fairly present the results of operations and financial position of the Borrower as of the dates referred to therein and have been prepared in accordance with GAAP. All other financial information (including, without limitation, projections) provided to the Agent and the Lenders is complete in all material respects and based on reasonable assumptions and expectations.

(25)        No Material Adverse Effect. Since the date of the Borrower's most recent annual audited financial statements provided to the Agent and the Lenders pursuant to this Agreement, there has been no condition (financial or otherwise), event or change in its business, liabilities, operations, results of operations or Property which constitutes or has, or could reasonably be expected to constitute, or cause, a Material Adverse Effect.

(26)        Environmental. No Credit Party is subject to any civil or criminal proceeding or investigation relating to Requirements of Environmental Laws, and no Credit Party is aware of any threatened proceeding or investigation relating to Requirements of Environmental Laws, in either case the adverse determination of which could reasonably be expected to have a Material Adverse Effect; each Credit Party currently operates its business and its Properties (whether owned, leased or otherwise occupied) in compliance in all material respects with all applicable Requirements of Environmental Laws; no Hazardous Materials are or have been stored or disposed of by any Credit Party or otherwise used by any Credit Party in violation of any applicable Requirements of Environmental Laws, except to the extent violation could not reasonably be expected to result in remedial obligations having a Material Adverse Effect; there has been no release of Hazardous Materials by any Credit Party at, on or under any property now or previously owned or leased by the Borrower or any of its Subsidiaries except as permitted by any permits, licenses, registrations or other authorizations issued pursuant to the Requirements of Environmental Laws and, to the knowledge of a Responsible Officer of the Borrower no real property or groundwater in, on or under any property now or previously owned or leased by any Credit Party is or has been during such Credit Party's ownership or occupation of such property (or prior to its ownership or occupation) contaminated by any Hazardous Materials except for any release or contamination that would not reasonably be expected to give rise to remedial obligations having a Material Adverse Effect nor, to the knowledge of a Responsible Officer of the Borrower, is any such property named in any list of hazardous waste or contaminated sites maintained under any Requirements of Environmental Law.

(27)        Pension Plans. Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) each Pension Plan is registered under the Pension Benefits Act and the Income Tax Act (Canada); (ii) each Pension Plan is funded and administered in compliance in all material respects with all Applicable Laws and the respective requirements of the governing documents for such plan; (iii) there is no proceeding or claim pending or, to the knowledge of a Responsible Officer of the Borrower, threatened against any Credit Party with respect to any Pension Plan; (iv) no Credit Party maintains, administers, contributes to or has any liability in respect of a Defined Benefit Pension Plan; and (v) no Pension Event has occurred or is reasonably expected to occur.

(28)        Solvency. Immediately after giving effect to the Transactions, and before and after giving effect to each Advance, the Credit Parties, on a Consolidated basis, are Solvent. No transfer of Property has been or will be made by any Credit Party and no obligation has been or will be incurred by any Credit Party in connection with the Transactions contemplated by this Agreement with the intent to hinder, delay, or defraud either present or future creditors of any Credit Party.

(29)	Debt. There exists no Debt of any Credit Party that is not Permitted Debt.

(30)        Joint Ventures. All Joint Ventures and all agreements governing such Joint Ventures to which any Credit Party is a party as of the Closing Date are set forth in Schedule 9.01(30).

(31)        Non-Arm's Length Transactions. All agreements, arrangements or transactions between any Credit Party on the one hand, and any Affiliate of or other Person not dealing at Arm's Length with such Credit Party (other than another Credit Party and other than ordinary course arrangements with any employee, management or director of any Credit Party), on the other hand, in existence as of the Closing Date are set forth on Schedule 9.01(31).

(32)        Residency of Borrower. The Borrower is a resident of Canada for the purposes of the Income Tax Act (Canada).

(33)        Anti-Corruption Laws. No part of the proceeds of the Advances shall be used, directly or indirectly: (a) to offer or give anything of value to any official or employee of any foreign government department or agency or instrumentality or government-owned entity, to any foreign political party or party official or political candidate or to any official or employee of a public international organization, or to anyone else acting in an official capacity (collectively, "Foreign Official"), in order to obtain, retain or direct business by (i) influencing any act or decision of such Foreign Official in his official capacity, (ii) inducing such Foreign Official to do or omit to do any act in violation of the lawful duty of such Foreign Official, (iii) securing any improper advantage or (iv) inducing such Foreign Official to use his influence with a foreign government or instrumentality to affect or influence any act or decision of such government or instrumentality; (b) to violate the Corruption of Foreign Public Officials Act (Canada); or (c) to violate or to cause any Lender to violate any other anti-corruption law applicable to such Lender (all laws referred to in clauses (b) and (c) being "Anti-Corruption Laws").

(34)        Sanctions Laws. No Group Party and to the knowledge of a Responsible Officer of the Borrower, no Affiliate of a Group Party acting or benefiting in any direct capacity in connection with the Advances is any of the following (a "Restricted Person"): (a) a Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the "Executive Order"); (b) a Person that is named as a "specially designated national and blocked person" on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list or similarly named by any similar foreign governmental authority pursuant to Sanctions; (c) a Person that is owned 50 percent or more by any Person described in Section 9.01(34)(b); or (d) any other Person with which any Group Party is prohibited from dealing under any Sanctions laws applicable to such Group Party. Further, none of the proceeds from the Advances shall be used to finance or facilitate, directly or indirectly, any transaction with, investment in, or any dealing for the benefit of, any Restricted Person or in violation of any Sanctions.

(35)        Anti-Money Laundering Laws. The business and operations of the Group Parties is in compliance, in all material respects, with all AML Legislation and other anti-money laundering, anti-terrorist financing, regulations and guidelines applicable to the Borrower and each of its Subsidiaries, whether within Canada or elsewhere and no part of the proceeds of the Advances shall be used, directly or indirectly by any Group Party or any Joint Venture in contravention of any such laws, regulations and guidelines. The Borrower has implemented and maintains in effect policies and procedures designed to ensure compliance by each Group Party and its directors, officers, employees and its other Related Parties with AML Legislation.

(36)        Compliance Certificate and Borrowing Base Certificate. Each Compliance Certificate and Borrowing Base Certificate (and all calculations required to be appended thereto) delivered to the Agent in connection with this Agreement will be true and correct in all material respects as of the date thereof. The execution and delivery of a Borrowing Base Certificate shall in each instance constitute a representation and warranty by the Borrower to the Agent and the Lenders that each Eligible Account included therein is an Eligible Account.

(37)        Full Disclosure. All information provided in writing by a Credit Party to the Agent and the Lenders in connection with the Credit Facilities is, to the knowledge of a Responsible Officer of the Borrower, true and correct in all material respects as of the date on which such information is dated or certified, and, to the knowledge of a Responsible Officer of the Borrower, none of the documentation furnished to the Agent and the Lenders by or on behalf of such Credit Party, omits or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material respect in light of the circumstances under which such statements were made (it being recognized by the Agent and the Lenders that any projections and forecasts provided by any Credit Party are based on good faith estimates and assumptions believed by such Credit Party to be reasonable as of the date of such projections or assumptions and that actual results during the period or periods covered by any such projections and forecasts may differ materially from such projected or forecasted results.

9.02	Survival and Repetition of Representations and Warranties

The representations and warranties set forth in Section 9.01 survive the execution and delivery of this Agreement and all other Loan Documents and will be deemed to be repeated by the Credit Parties as of the date of each Compliance Certificate, each Borrowing Base Certificate and each Drawdown Date, except in each case, to the extent that on or prior to such date (a) the Credit Parties have advised the Agent in writing of a variation in any such representation or warranty, and (b) if such variation, in the opinion of the Lenders, acting reasonably, is material to the property, liabilities, affairs, business, operations, prospects or condition (financial or otherwise) of the Credit Parties considered as a whole or could have, or be reasonably likely to result in, a Material Adverse Effect, the Lenders have approved such variation.

ARTICLE 10 - COVENANTS

10.01	Positive Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower shall and shall cause (a) each other Credit Party; and (b) with respect to Sections 10.01(2)(f), 10.01(4), 10.01(8), 10.01(9) and 10.01(18), each other Group Party (that is not a Credit Party), to:

(1)          Timely Payment. Make due and timely payment of the Obligations required to be paid by it under the Loan Documents on the dates, times and place specified thereunder.

(2)          Conduct of Business, Maintenance of Existence, Compliance with Laws. (a) Engage in business of the same general type as now conducted by it; (b) carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice; maintain and preserve in all material respects all of its Property that is necessary for the conduct of its business in good working order and condition, ordinary wear and tear excepted, in accordance with prudent industry standards; (c) preserve, renew and keep in full force and effect its existence except as may otherwise be permitted pursuant to Section 10.04(3); (d) take all reasonable action to maintain all rights, title, privileges and franchises necessary or desirable in the normal conduct of its business; (e) comply in all material respects with all Material Contracts, Material Licences and Requirements of Law (other than Applicable Cannabis Laws); and (f) comply in all respects with Requirements of Law in respect of all Applicable Cannabis Laws.

(3)          Further Assurances. Provide the Agent and the Lenders with such other documents, opinions, consents, acknowledgements and agreements requested by the Agent, acting reasonably, as are within its control and reasonably necessary to implement this Agreement or the other Loan Documents from time to time.

(4)          Books and Records and Access to Information. (a) Maintain proper books and records in accordance with GAAP; (b) permit any representatives designated by the Agent, upon reasonable prior notice and during normal business hours and from time to time upon reasonable notice (but not more than once in any Fiscal Year, so long as no Default or Event of Default has occurred and is continuing), to visit and inspect its Property, to examine and make extracts from its financial books, accounts and records including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its affairs, finances and condition with its officers and (in the presence of such of its representatives as it may designate), its Auditors. The Borrower shall promptly provide the Agent with all information reasonably requested by the Agent for and on behalf of the Lenders from time to time concerning the financial condition, business and Property of the Borrower and the Group Parties.

(5)          Taxes and other Obligations. Pay or discharge, or cause to be paid or discharged, before the same shall become delinquent (a) all Taxes imposed upon it or upon its income or profits or in respect of its business or Property and file all Tax returns and notices in respect thereof; (b) all lawful claims for labour, materials and supplies; (c) all required payments under any of its Debt; and (d) all other obligations, provided, however that it shall not be required to pay or discharge or to cause to be paid or discharged any such amount so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP and satisfactory to the Agent, acting reasonably, has been established in its books and records.

(6)          Use of Credit Facilities. Use the proceeds of the Credit Facilities as contemplated by Section 2.03.

(7)          Insurance. Maintain or cause to be maintained with reputable insurers, in such amounts and coverage of such types as is customary for and would be maintained by a corporation with an established reputation engaged in the same or similar business in similar locations and provide to the Agent, upon the Agent's request and not more frequently than on an annual basis, evidence of such coverage. The Borrower shall, on an annual basis prior to the expiry or replacement of any insurance policy, at the Agent's request send copies of all renewed or replacement policies to the Agent. The Agent on behalf of the Secured Parties shall be indicated in all insurance policies, as applicable, as additional insured, first loss payee and mortgagee in respect of property insurance and additional insured in respect of liability insurance, and all property insurance policies shall contain such standard mortgage clauses as the Agent shall reasonably require for the Lenders' protection.

(8)          Notice of Litigation. Promptly notify the Agent on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or other circumstance the result of which if determined adversely would be a judgement or award against any Group Party (i) in excess of $250,000, or (ii) would result in a Material Adverse Effect, and from time to time provide the Agent with all reasonable information requested by the Agent concerning the status of any such proceeding.

(9)          Other Notices. Promptly, upon having knowledge, give notice to the Agent on behalf of the Lenders of:

(a)	any notice of expropriation affecting any Credit Party in which the value of the Property being expropriated exceeds $250,000;

(b)	any change to the material terms, coverage or amounts of any insurance;

(c)	any material damage to or destruction of any Property, real or personal, of any Credit Party and the receipt of insurance proceeds in respect thereof by any Credit Party;

(d)	any threatened or pending litigation or governmental, regulatory or arbitration proceeding or labour controversy or fine, penalty or other similar monetary obligation against or imposed upon any Group Party or any of their Property which could reasonably be expected to be determined adversely to the applicable Group Party and which, if so determined, could reasonably be expected to have a Material Adverse Effect;

(e)	(i) any written report of any facility audit by Health Canada of any Group Party; and (ii) any material document, letter or notice from Health Canada (any warning therefrom being deemed to be material);

(f)	any Credit Party infringing or misappropriating or having been alleged in writing to be infringing or misappropriating, the Intellectual Property of any other Person in a manner that could reasonably be expected to have a Material Adverse Effect;

(g)	any violation of any Applicable Law which does or could reasonably be expected to have a Material Adverse Effect;

(h)	any Material Licences granted or Material Contracts entered into after the Closing Date, or any material adverse change in, or material amendment to, any Material Contract, together, in each case, with copies of each such Material Licence, Material Contract or material amendment;

(i)	any Material Freehold Interest acquired by any Group Party after the Closing Date, together with all Security in respect of such Material Freehold Interest required by the Agent in accordance with Section 10.01(13);

(j)	any Material Leasehold Interest leased or occupied by any Group Party after the Closing Date, together with all Security in respect of such Material Leasehold Interest required by the Agent in accordance with Section 10.01(13);

(k)	any termination prior to maturity of, or material default under, a Material Contract;

(l)	any termination, lapse, rescission, revocation or material default under a Material Licence;

(m)	any termination, lapse, rescission, revocation or default under the Analytical Licence;

(n)	the occurrence of any Pension Event that, individually or together with all other Pension Events that have occurred, could reasonably be expected to have a Material Adverse Effect;

(o)	the common shares of the Borrower cease to be listed on the Toronto Stock Exchange;

(p)	any Encumbrance other than a Permitted Encumbrance;

(q)	the existence of any Hazardous Material that could reasonably be expected to result in a liability generated or used by any Group Party or located on, above or below the surface of any land which it owns, leases, operates, occupies, uses or controls (except those being stored, used or otherwise handled in compliance with Requirements of Environmental Law), or contained in the soil, surface, water or groundwater on or beneath such land; the occurrence of any release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such land that could reasonably be expected to result in a liability; or the existence of any other breach or potential breach of the Requirements of Environmental Law; provided that, in any of the foregoing events, such event is likely to result in a liability under Requirements of Environmental Law in excess of $250,000;

(r)	completion of the name change and continuance of the Borrower as a corporation under the Canada Business Corporations Act as described in its 2020 Circular, together with an officer's certificate of the Borrower certifying true and complete copies of the Organizational Documents of the Borrower after giving effect to such name change and continuance of the Borrower;

(s)	any consolidation, amalgamation, merger, liquidation, winding-up or dissolution of any Group Party permitted by the last sentence of Section 10.04(3);

(t)	any Default or Event of Default;

(u)	any Material Adverse Effect; or

(v)	any Change of Control.

(10)        Intellectual Property. Maintain rights sufficient for it to use all Intellectual Property reasonably necessary for the conduct of the Business and not knowingly infringe or misappropriate in any material way the material Intellectual Property rights of any other Person.

(11)        Environmental Compliance. Operate its business in compliance in all material respects with applicable Requirements of Environmental Laws and operate all Property owned, leased or otherwise used by it such that no material obligation, including a clean-up or remedial obligation, will arise under any Requirements of Environmental Law, provided however, that if any such material obligation arises, the applicable Group Party shall promptly satisfy or contest such obligation at its own cost and expense.

(12)        Additional Guarantors. Cause each Material Subsidiary (formed or otherwise acquired after the Closing Date (including pursuant to a Permitted Acquisition) or designated to be a Material Subsidiary pursuant to 10.01(19)), within 45 days of the date of its formation, acquisition or designation, as applicable, to have its Equity Interests pledged in favour of the Agent and to become a Guarantor and to deliver a guarantee guaranteeing the due payment and performance to the Agent and the Lenders of all present and future Obligations and all Security required pursuant to Section 10.01(13), as if such Material Subsidiary had been a Guarantor at the Closing Date.

(13)	Security. With respect to the Security:

(a)	provide to the Agent the Security required from time to time pursuant to Article 11 in accordance with the provisions of such Article, accompanied by customary supporting resolutions, certificates and opinions in form and substance satisfactory to the Agent, acting reasonably;

(b)	do, execute and deliver all such things, documents, security, agreements and assurances as may from time to time reasonably be requested by the Agent to ensure that the Agent holds at all times valid, enforceable, perfected first priority Encumbrances (subject only to Permitted Encumbrances) from the Credit Parties meeting the requirements of Article 11; and

(c)	at its expense, take such steps as may be necessary or advisable to perfect the Security (or any part thereof) or to carry out the intent of this Agreement from time to time.

(14)        Title. Defend its title to all Property and every material part thereof reasonably necessary against the claims of all persons whomsoever and do, observe and perform all of its obligations and all things necessary or expedient to be done, observed or performed by virtue of any Applicable Law for the purpose of creating, maintaining and keeping maintained the Security constituted by the Loan Documents as valid and effective security with the priority required hereunder.

(15)        Maintenance of Property. Generally keep all Property necessary in its business in good working order and condition, normal wear and tear excepted, and maintain all registered Intellectual Property necessary to carry on its business, except for the lapse or abandonment of such Intellectual Property, or rights therein, in the reasonable business judgment of the applicable Credit Party.

(16)        Pension Plans. Maintain any Pension Plan in compliance in all material respects with all Applicable Laws.

(17)        Cash Management and Bank Accounts. Within 90 days of the Closing Date, maintain all cash management services (which, for certainty, includes all bank accounts) of the Credit Parties with a Lender or Lenders, other than bank accounts of the Credit Parties with less than $5,000,000 in the aggregate of all such banks at any time.

(18)        Know Your Customer. Provide, and cause its Affiliates to provide, such documentation as reasonably requested by the Agent or the Lenders in order to assist the Agent or such Lender to comply with AML Legislation, and maintain and update information as reasonably requested by the Agent or any Lender to satisfy related obligations, as they may change from time to time.

(19)	Assets and EBITDA Coverage. Ensure that:

(a)	the Asset Coverage Percentage is not less than [*****] at any time; and

(b)	the EBITDA Coverage Percentage is not less than [*****] at any time;

provided that, if, on any particular date of determination, the Asset Coverage Percentage or the EBITDA Coverage Percentage, as applicable, has not been met, the Borrower shall provide written notice to the Agent of such event and shall designate, within 10 Business Days after delivery of such notice, additional Subsidiaries that are not already Credit Parties to be Material Subsidiaries, until the Borrower can demonstrate that such Asset Coverage Percentage and EBITDA Coverage Percentage (after taking into account the assets and income of such designated Subsidiaries) would have been met as of such date of determination if such assets and income had been taken into account in determining compliance with such tests; and each Subsidiary that is designated as a Material Subsidiary shall provide the Security in favour of the Agent, for the benefit of the Secured Parties, pursuant to Sections 10.01(12) and 10.01(13). Compliance with the covenants set forth in Section 10.01(19)(a) and (b) shall be determined by reference to the most recent Compliance Certificate and/or the latest audited financial statements of each applicable designated Subsidiary (consolidated in the case of a Subsidiary which itself has Subsidiaries) and the latest Consolidated financial statements of the Borrower. However, if a Person has become a Subsidiary since the date as at which the latest Consolidated financial statements of the Borrower were prepared, such financial statements shall be deemed to be adjusted in order to take into account such development.

(20)        Bolton Leasehold Property. (a) Use commercially reasonable efforts to deliver to the Agent a Landlord Agreement in respect of 25 Nixon Rd., North Unit, Bolton, Ontario L7E 1K2 (the "Bolton Property"); (b) use commercially reasonable efforts to register the notice of lease on title to the Bolton Property; and (c) upon receipt of the Landlord Agreement and registration of the notice of lease in respect of the Bolton Property, forthwith register the debenture described in Section 11.01(f) against the Bolton Property.

10.02	Financial Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will ensure that:

(1)          Senior Leverage Ratio. The Senior Leverage Ratio, on a Consolidated basis, is at all times not greater than [*****] and

(2)          Fixed Charge Coverage Ratio. The Fixed Charge Coverage Ratio, on a Consolidated basis, is at all times equal to or greater than [*****]

10.03	Reporting Requirements

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will deliver to the Agent (each in form and scope reasonably acceptable to the Lenders):

(1)          Annual Reports. As soon as available and in any event within 90 days after the end of each of the Borrower's Fiscal Years, cause to be prepared and delivered to the Agent: (a) the annual audited Consolidated financial statements of the Borrower Parties including, in each case and without limitation, balance sheet, statement of income and statement of cash flows for such Fiscal Year, prepared in accordance with GAAP and all reported on by its Auditor without a going concern qualification or exception as to the scope of such audit; (b) a comparison of the consolidated financial results to the previous Fiscal Year; and (c) a management discussion and analysis with respect to such Consolidated financial results.

(2)          Quarterly Reports. As soon as available and in any event within 45 days of the end of each Fiscal Quarter (other than the last Fiscal Quarter in any Fiscal Year), cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter unaudited Consolidated financial statements of the Borrower prepared on a Consolidated basis including, in each case and without limitation, balance sheet, statement of income, statement of cash flows, which shall be prepared in accordance with GAAP, together with a comparison of such Consolidated financial results to the same period in the previous Fiscal Year and together with management discussion and analysis with respect to such consolidated financial results.

(3)          Compliance Certificate. Together with the financial statements referred to in Sections 10.03(1) and 10.03(2), provide the Agent with a Compliance Certificate, which shall set forth (a) the calculations supporting such statements in respect of Sections 10.01(19) and 10.02; and (b) any material financial events including, without limitation, Dispositions, Distributions, Acquisitions, Investments, Financial Assistance and Capital Expenditures completed during the relevant fiscal period.

(4)          Borrowing Base Certificate. As soon as available and in any event within 30 days after the end of each calendar month, a Borrowing Base Certificate setting out the calculation of the Borrowing Base as at the last day of the month just ended. Each Borrowing Base Certificate delivered shall include a certification by an Responsible Officer of the Borrower certifying the accuracy and completeness of all information included therein with respect to the preceding month.

(5)          Annual Business Plan. As soon as available, and in any event no later than 90 days after the end of each Fiscal Year of the Borrower, a copy of the Annual Business Plan for the following Fiscal Year, such Annual Business Plan to be prepared by the Borrower in reasonable detail and in form approved by the directors of the Borrower and, following the consummation of any Acquisition which has a material effect on such Annual Business Plan, the Borrower shall use its commercially reasonable efforts to provide an update of the relevant Annual Business Plan, giving effect to such Acquisition, within a reasonable period following such Acquisition.

(6)	Management Letters. Upon receipt thereof, copies of all "management letters" submitted by its Auditor in connection with its annual audited financial statements.

(7)          Other Information. Such other information as the Agent or any Lender may reasonably request from time to time respecting any Group Party.

(8)          Sufficient Copies to the Agent. Ensure that in complying with this Section 10.03, the Agent is supplied with sufficient quantities of all materials for each of the Lenders and the Agent and, whenever possible, that electronic copies are sent which the Agent is then authorized to send electronically to the Lenders.

10.04	Negative Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower shall not and shall ensure that (a) each Credit Party shall not; and (b) with respect to Sections 10.04(3), 10.04(10), 10.04(12), 10.04(21) and 10.04(25), each other Group Party (that is not a Credit Party) shall not:

(1)          Disposition of Property. Except for Permitted Dispositions, Dispose of, in one transaction or a series of transactions, all or any part of its Property, whether now owned or hereafter acquired.

(2)          Sale and Lease-Back Transactions. Enter into any arrangement, directly or indirectly, with any Person whereby the Borrower or any such other Credit Party shall sell or transfer any property, whether now owned or hereafter acquired, and whereby the Borrower or any such other Credit Party shall then or thereafter rent or lease as lessee such property or any part thereof or other property which the Borrower or any such other Credit Party intends to use for substantially the same purpose or purposes as the property sold or transferred.

(3)          No Consolidation, Amalgamation, etc. Consolidate, amalgamate or merge with any other Person, export a corporation into a jurisdiction outside of Canada, enter into any corporate reorganization or other transaction intended to effect or otherwise permit a change in its type of existence, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, unless prior written approval has been received from the Majority Lenders and such customary documentation as is required by Lenders' Counsel, acting reasonably, is delivered concurrently with such transaction. Notwithstanding the foregoing, (i) a Credit Party may consolidate, amalgamate or merge with another Credit Party, liquidate, wind-up or dissolve itself into another Credit Party so long as (A) to the extent that the Borrower is involved, the Borrower is the surviving entity and remains an entity constituted under the laws of Canada or a province or territory thereof; and (B) no Default or Event of Default has occurred and is continuing at such time or will result from such transactions; and (ii) a Group Party may consolidate, amalgamate or merge with a Credit Party, liquidate, wind-up or dissolve into a Credit Party so long as (A) a Credit Party is the surviving entity and (B) no Default or Event of Default has occurred and is continuing at such time or will result from such transactions.

(4)          No Change of Name. Except as contemplated in its 2020 Circular, change its name, adopt a French form of name or change its jurisdiction of incorporation or formation, its chief executive office, principal place of business or location at which it keeps records in respect of accounts receivable, in each case without providing the Agent with 10 Business Days' prior written notice thereof (or such shorter period of time as the Agent may agree).

(5)          No Debt. Create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt.

(6)          No Encumbrances. Create, incur, assume or permit to exist any Encumbrance upon any of its Property, other than Permitted Encumbrances.

(7)       No Investments. Make any Investments, other than the following Investments (collectively, "Permitted Investments"), and provided that no Default or Event of Default has occurred and is continuing: (a) Investments permitted in accordance with the provisions of Sections 10.04(10) and 10.04(13); (b) Investments in Cash Equivalents; (c) Permitted Intercompany Debt; (d) Investments in Credit Parties; (e) Investments existing as of the Closing Date and described on Schedule 10.04(7); and (f) Investments in (i) a Group Party that is not a Credit Party; or (ii) any other Person that is in an Approved Jurisdiction; provided that, for purposes of clause (f) of this Section 10.04(7), at the time of, and immediately after each such Investment, the following conditions are satisfied: (A) no Default or Event of Default has occurred or would be caused thereby; (B) the Borrower shall have Liquidity of not less than [*****] before and after consummating such Investment; (C) after giving effect to such Investment, the Borrower shall ensure that the Senior Leverage Ratio is less than or equal to[*****] and the Fixed Charge Coverage Ratio is greater than or equal to [*****] , in each case, on a pro forma basis; and (D) the amount of all Investments in such Group Party or Person made in any Fiscal Year, together with all Financial Assistance permitted under Section 10.04(8)(c) made in such Fiscal Year, does not exceed[*****]. Notwithstanding the foregoing, no Group Party shall be permitted to make any Investment in any Person following the occurrence of a Default or Event of Default that is continuing.

(8)       No Financial Assistance. Give any Financial Assistance to any Person other than (a) the delivery of the Security, (b) Permitted Intercompany Debt; and (c) Financial Assistance to (i) a Group Party that is not a Credit Party; or (ii) any other Person that is in an Approved Jurisdiction; provided that, for purposes of clause (c) of this Section 10.04(8), at the time of, and immediately after giving any such Financial Assistance, the following conditions are satisfied: (A) no Default or Event of Default has occurred or would be caused thereby; (B) the Borrower shall have Liquidity of not less than [*****] before and after giving any Financial Assistance; (C) after giving effect to such Financial Assistance, the Borrower shall ensure that the Senior Leverage Ratio is less than or equal to [*****] and the Fixed Charge Coverage Ratio is greater than or equal to [*****] , in each case, on a pro forma basis; and (D) the amount of all Financial Assistance in such Group Party or Person made in any Fiscal Year, together with all Investments permitted under Section 10.04(7)(f) made in such Fiscal Year, does not exceed [*****] . Notwithstanding the foregoing, no Group Party shall be permitted to give any Financial Assistance to any Person following the occurrence of a Default or Event of Default that is continuing.

(9)       No Distributions. Make or declare any Distribution, other than Permitted Distributions.

(10)     Acquisitions. Make any Acquisitions, other than Permitted Acquisitions.

(11)     No Change to Year End. Make any change to its Fiscal Year.

(12)     No Change to Business. Carry on any business other than the Business.

(13)      No Share Issuance. Other than the issuance of common shares of the Borrower and Permitted Distributions, no Credit Party shall issue any Equity Interests to any Person, unless such Person to whom such Equity Interests are issued is a Credit Party and then only if the additional Equity Interests so issued are concurrently and validly pledged to the Agent under the Security and copies of all resolutions (corporate, shareholder or otherwise) required by the Agent, acting reasonably, in connection therewith are delivered to the Agent.

(14)     Minority Equity Interests. Other than in respect of Permitted Investments, own, hold or control Equity Interests of any Person, unless such Equity Interests are pledged to the Agent pursuant to the Security or such Equity Interests represent an interest in a Joint Venture the terms of which prohibit such Equity Interests to be pledged to the Agent pursuant to the Security (so long as such prohibition is not created in contemplation of such transaction).

(15)     Amendments to Organizational Documents. Amend, vary or alter any of its Organizational Documents in a manner that would be prejudicial to the interests of the Agent or any of the Lenders under the Loan Documents in any material respect; provided that, the Borrower may amend its Organizational Documents in connection with its continuance as a corporation under the Canada Business Corporations Act as described in its 2020 Circular.

(16)        Amendments to Material Contracts. Amend, vary or alter in any Material Contract or Material Licence in a manner that would be prejudicial to the interests of the Agent or any of the Lenders under the Loan Documents in any material respect.

(17)        Restrictive Agreements. Directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits or restricts, or imposes any condition upon:

(a)	the ability of any Credit Party to create, incur or permit to exist any Encumbrance upon any of its Property;

(b)	the ability of any Credit Party to pay dividends or other Distributions with respect to any Equity Interests or with respect to, or measured by, its profits or to repay loans or advances to any other Credit Party or to provide a guarantee of any Debt of any other Credit Party;

(c)	the ability of any Credit Party to make any loan or advance to any other Credit Party; or

(d)	the ability of any Credit Party to sell, lease or transfer any of its Property to any other Credit Party;

provided that, (i) Section 10.04(17)(a) through 10.04(17)(d) shall not apply to restrictions and conditions imposed by Applicable Law or by any Loan Document, (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 10.04(17) (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the Disposition of a Subsidiary pending such Disposition, provided such restrictions and conditions apply only to such Subsidiary Disposition and such Disposition is permitted hereunder, (iv) the foregoing shall not apply to customary provisions in joint venture agreements and other similar agreements in the ordinary course of business in connection with Joint Ventures permitted under this Agreement, (v) Section 10.04(17)(a) shall not apply to restrictions or conditions imposed by any agreement relating to secured Debt permitted by this Agreement if such restrictions or conditions apply only to the Property securing such Debt, (vi) Section 10.04(17)(a) shall not apply to customary provisions in leases and other ordinary course contracts restricting the assignment thereof, and (vii) Sections 10.04(17)(a) and 10.04(17)(b) shall not apply to customary restrictions and conditions contained in agreements relating to Debt permitted hereunder so long as such provisions permit all Property of the Credit Parties (other than, at any time of determination, all Health Canada Licences, Material Licences and Material Contracts to the extent not assignable under Applicable Law at such time) to be provided as Collateral for the Obligations and all Credit Parties to be a party to the Loan Documents.

(18)     Transactions with Affiliates. Effect any transactions with any Person (other than a Group Party) not dealing at Arm's Length with the transacting Credit Party, except any transaction on terms no less favourable to such Credit Party than would be obtainable in a comparable transaction with a Person which is at Arm's Length with such Group Party, as applicable.

(19)        Auditor. Change its Auditor unless any replacement is a nationally recognized accounting firm.

(20)        Hedge Arrangements. Enter into or permit to be outstanding at any time any Hedge Arrangement, other than Hedge Arrangements in the ordinary course of business (and not for speculative purposes) to hedge interest rate, foreign exchange and commodity risks.

(21)        Cannabis Activities and Investments. None of the Group Parties and no Joint Venture shall, directly or indirectly, engage or participate in any Cannabis Activities, or make or hold an Investment in any Person which engages or participates in any Cannabis Activities, in any jurisdiction other than an Approved Jurisdiction and in accordance with Applicable Cannabis Laws therein.

(22)        Sale or Discount of Receivables. Discount or sell (with or without recourse) any of its income or revenues, including any Receivables, or rights in respect thereof, other than (a) transfers in connection with the collection thereof and (b) early payment discounts in the ordinary course of business.

(23)        Unconditional Purchase Obligations. Enter into or be a party to, any material contract for the purchase of materials, supplies or other property or services if such contract requires that payment be made by the Borrower or any other Credit Party regardless of whether or not delivery of such materials, supplies or other property or services is ever made.

(24)        Location of Property in Other Jurisdictions. Except for any Property in transit in the ordinary course of business, no Credit Party shall acquire any Property outside of the jurisdictions identified in Schedule 9.01(20) or move any Property from one jurisdiction to another jurisdiction where the movement of such Property would cause the Encumbrance of the Security over such Property to cease to be perfected under Applicable Law, or suffer or permit in any other manner any of its Property to not be subject to the Encumbrance of the Security or to be or become located in a jurisdiction as a result of which the Encumbrance of Security over such Property is not perfected, unless (x) such Credit Party has first given 30 days' prior written notice thereof to the Agent, and (y) the applicable Credit Party has first executed and delivered to the Agent all Security and all financing or registration statements in form and substance satisfactory to the Agent which the Agent or Lenders' Counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances) over such Property notwithstanding the movement or location of such Property as aforesaid, together with such supporting certificates, resolutions, opinions and other documents as the Agent may deem necessary or desirable in connection with such security and registrations.

(25)        Anti-Money Laundering and Anti-Terrorism Finance Laws; Foreign Corrupt Practices Act; Sanctions Laws; Restricted Person. (a) Engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or otherwise violates any anti-terrorism law, Anti-Corruption Laws, AML Legislation or Sanctions; (b) cause or permit any of the funds that are used to repay the Obligations to be derived from any unlawful activity with the result that the Agent, any Lender or any Credit Party would be in violation of any Applicable Law or Sanctions; or (c) use any part of the proceeds of the Advances, directly or indirectly, for any conduct that would violate any Sanctions. Notwithstanding anything in this Agreement, nothing in this Agreement shall require any Group Party or any director, officer, employee, agent, or Affiliate of any Group Party that is registered or incorporated under the laws of Canada or of a province or territory thereof to commit an act or omission that contravenes the Foreign Extraterritorial Measures (United States) Order, 1992.

(26)        Pension Plans. (a) Except as could not reasonably be expected to result in a Material Adverse Effect, (i) terminate or wind-up or take any other action with respect to any Defined Benefit Pension Plan, (ii) fail to make full payment when due of all amounts which, under the terms of any Pension Plan or the Pension Benefits Act, such Credit Party is required to pay as contributions thereto, or (b) establish, sponsor, administer, contribute to, participate in, or assume any liability (including any contingent liability) under any Defined Benefit Pension Plan.

(27)        Use of Proceeds; Anti-Cash Hoarding. Use the proceeds of the Credit Facilities to accumulate or maintain cash or Cash Equivalents in one or more accounts (including, for greater certainty, any depository, investment or securities account) maintained by Group Parties in an amount, in the aggregate, greater than[*****] (or the Equivalent Amount in any other currency) for a period longer[*****] than Business Days, but excluding therefrom proceeds from the Term Facility, cash and Cash Equivalents accumulated or maintained therein in the ordinary course of business or working capital requirements approved by the Majority Lenders, acting reasonably. For greater certainty, the Lenders may refuse to fund any requested Advance which the Lenders, acting reasonably and in good faith, determine would result in a contravention of this Section 10.04(27).

ARTICLE 11– SECURITY

11.01	Form of Security

As continuing collateral security for the payment, performance and satisfaction of all Obligations to the Agent and the other Secured Parties, on the Closing Date, the Borrower shall deliver or cause to be delivered to the Agent for itself and on behalf of the other Secured Parties the following Security, all of which shall be in form and substance satisfactory to the Agent, acting reasonably:

(a)	a guarantee from each Material Subsidiary guaranteeing the due payment and performance to the Agent and the Lenders of all present and future Obligations;

(b)	a general security agreement from each Credit Party in favour of the Agent constituting a first-priority Encumbrance (subject only to Permitted Encumbrances) on all of its present and future personal Property, but excluding, at any time of determination, all Health Canada Licences, Material Licences and Material Contracts to the extent not assignable under Applicable Law at such time;

(c)	a securities pledge agreement from each Credit Party in favour of the Agent constituting a first-priority Encumbrance (subject to Permitted Encumbrances) on all Equity Interests (other than Equity Interests in Joint Ventures the terms of which prohibit such pledge in favour of the Agent, so long as such prohibition is not created in contemplation of such transaction);

(d)	certificates representing all Equity Interests pledged by the Credit Parties, together with duly executed stock powers of attorney in respect of such certificates;

(e)	a trademark security agreement from by each of the Borrower, Valens AgriTech Ltd. and Southern Cliff Brands Inc. in favour of the Agent;

(f)	a [*****] fixed charge debenture from each applicable Credit Party in favour of the Agent constituting a first-priority Encumbrance (subject only to Permitted Encumbrances) on all Material Freehold Interests and all Material Leasehold Interests, subject to obtaining consent(s) from the applicable landlord(s), together with a lender's title insurance policy issued by a title insurer reasonably satisfactory to the Agent, in form and substance and in an amount in each case, reasonably satisfactory to the Agent ensuring that the debenture is a valid and enforceable first priority Encumbrance on the respective Material Freehold Interest, free and clear of all Encumbrances (other than Permitted Encumbrances) and a copy of any available surveys of such real estate and any available "Phase I" environmental site assessment (and, if not available and if requested by the Lenders, obtain a "Phase I" environmental site assessment for such real estate and provide a copy to the Lenders together with a reliance letter for such assessment);

(g)	an assignment of insurance by the Credit Parties in favour of the Agent with respect to all insurance policies maintained by the Credit Parties; and

(h)	such other security deemed appropriate by the Agent, acting reasonably (and consistent with the foregoing), to perfect the Agent and the Lenders' first priority Encumbrance (subject only to Permitted Encumbrances) over all assets of the Credit Parties.

11.02	Additional Guarantors

Any Person that is required pursuant to Section 10.01(12) or Section 10.01(19) or as otherwise may from time to time become a Guarantor in accordance with this Agreement shall execute and deliver each of the applicable Security Documents, as determined by the Agent, described in Section 10.01(13) as though such Person had become a Guarantor on the Closing Date.

11.03	After Acquired Property and Further Assurances

Each Credit Party shall from time to time, at the reasonable request of the Agent, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge in connection with any of its Property, whether now existing or acquired by any Credit Party after the date hereof and intended to be subject to the security interests created hereby including any insurance thereon.

11.04	Landlord Agreements for Material Leasehold Interests

The Borrower agrees to use commercially reasonable efforts to obtain and deliver to the Agent from time to time a Landlord Agreement in respect of each Material Leasehold Interest, unless advised by the Agent in writing to not be required.

11.05	Insurance

Each Credit Party (if blanket insurance policies are held, the appropriate Credit Party) will cause the Agent to be shown as a loss payee, as its interest may appear, with respect to all insurance on the Property of each Credit Party.

11.06	Security Charging Real Property

Notwithstanding anything to the contrary contained in any Loan Document, to the extent that the charges and security interests created by the Security charge real property or any interest therein, the rate at which interest accrues on any secured pursuant to such changes and security interests after the occurrence of an Event of Default which is continuing shall be calculated at the same rates as the rates that were in effect prior to such Event of Default.

11.07	Hedging Obligations

Upon: (a) the termination or maturity of the Credit Facilities; or (b) with respect to a Lender, the occurrence of any event resulting in such Lender ceasing to be a Lender pursuant to this Agreement, the Borrower specifically agrees that the Security, to the extent applicable, shall remain as effective security for the obligations under all Qualifying Hedge Arrangements and each Qualifying Hedge Arrangement shall continue to be "Obligations" for purposes of such Security (if any) until such Qualifying Hedge Arrangement has been terminated.

11.08	Application of Proceeds of Security

Each of the Lenders acknowledges that the Agent holds the Security to secure all of the Obligations and upon the acceleration of Obligations under Section 12.02, shall distribute the proceeds of realization in accordance with Section 12.11.

ARTICLE 12 - DEFAULT

12.01	Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an "Event of Default") shall constitute a default under this Agreement:

(a)	if the Borrower fails to pay any amount of principal of any Advance when due;

(b)	if the Borrower fails to pay any interest, fees or other Obligations (other than any principal amount hereunder) when due and payable, and such non-payment continues for a period of three Business Days;

(c)	if any Group Party fails to observe or perform any of the covenants in (i) Section 10.01(2)(f) (Compliance with Cannabis Laws) in any material respect (as determined by the Agent and the Lenders in their sole discretion); or (ii) Section 10.01(19) (Assets and EBITDA Coverage), Section 10.02 (Financial Covenants) or Section 10.04 (Negative Covenants);

(d)	if any Group Party fails to observe or perform any of the covenants in Section 10.01(2)(f) (Compliance with Cannabis Laws) in any respect, and to the extent such failure is capable of being remedied, the Borrower shall fail to remedy such default within 10 days from the date of such non-compliance;

(e)	If any Credit Party neglects to observe or perform any covenant or obligation contained in this Agreement or any other Loan Document (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 12.01) and the Borrower shall fail to remedy such default within 30 days from the date of such non-compliance;

(f)	if any representation or warranty made by any Credit Party in this Agreement, any Loan Document or in any certificate or other document at any time delivered hereunder or thereunder to the Agent or the Lenders shall prove to have been incorrect in any material respect on and as of the date thereof and the Borrower shall fail to remedy such default within 30 days of such non-compliance;

(g)	if any Credit Party: (i) fails to make any payment when such payment is due and payable to any Person in relation to any Debt (other than or Permitted Intercompany Debt) which in the aggregate principal amount then outstanding is in excess of [*****] and such payment is not made within any applicable cure or grace period; (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt (other than Permitted Intercompany Debt) to any Person which in the aggregate principal amount then outstanding is in excess of [*****] or contained in any instrument or agreement evidencing, securing or relating thereto and such default is not waived or cured within any applicable cure or grace period; or (iii) any other event shall occur or condition exist, the effect of which default or other condition is to cause, or to permit the holder of such Debt (other than Permitted Intercompany Debt) to cause, such Debt to become due prior to its stated maturity date;

(h)	if any Group Party denies, to any material extent, its obligations under any Loan Document or claims any of the Loan Documents to be invalid or withdrawn in whole or in part;

(i)	if any of the Loan Documents or any material provision of any of them becomes unenforceable, unlawful or is changed in a manner which is adverse to the Agent and the Lenders by virtue of legislation or by a Government Authority, if any Credit Party does not, within 10 Business Days after receipt of notice of such Loan Document or material provision becoming unenforceable, unlawful or being changed, replace such Loan Document with a new agreement that is in form and substance satisfactory to the Lenders, or amend such Loan Document to the satisfaction of the Lenders;

(j)	if a decree or order of a court of competent jurisdiction is entered adjudging a Credit Party a bankrupt or insolvent or approving as properly filed a petition seeking the winding-up of a Credit Party under any Insolvency Legislation or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of a Credit Party or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 10 Business Days;

(k)	if any Credit Party becomes insolvent, makes any assignment in bankruptcy or makes any other similar assignment for the benefit of creditors, makes any proposal under any Insolvency Legislation, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other Person with similar powers of itself or of all or any substantial portion of its Property, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition, readjustment, winding-up or liquidation of its affairs under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition;

(l)	if an Encumbrancer takes possession by appointment of a receiver, receiver and manager or otherwise, of all or a substantial portion of the Property of any Credit Party;

(m)	if an execution, writ of seizure and sale, sequestration or decree for the payment of money due shall have been obtained or entered against any Credit Party in an amount in excess of [*****] (individually or in the aggregate for all Credit Parties) and such execution, writ of seizure and sale, sequestration or decree shall not have been vacated, satisfied, discharged or stayed within 30 days (pending appeal within the applicable appeal period) and in any event at least five days prior to the date on which such execution, writ of seizure and sale, sequestration or decree can be acted on;

(n)	if a final judgement not covered by insurance (exclusive of any deductible) shall have been obtained or entered against any Credit Party in an amount in excess of [*****] (individually or in the aggregate for all Credit Parties) and such judgement shall not have been vacated, satisfied, discharged or stayed within 30 days (pending appeal within the applicable appeal period) and in any event at least five days prior to the date on which such judgement can be acted on;

(o)	if any of the Security ceases to constitute a valid and perfected first priority security interest over the Collateral (subject only to Permitted Encumbrances), in accordance with its terms, and the Borrower has failed to remedy such default within five Business Days of becoming aware of such fact;

(p)	if a Material Contract is terminated prior to its stated maturity date, and such Material Contract is not reinstated on comparable terms or replaced within 30 days of its termination;

(q)	if a Material Licence is terminated, cancelled, revoked, expired or rescinded and such Material Licence is not immediately replaced, renewed or reinstated on comparable terms;

(r)	if Health Canada terminates, cancels, revokes or rescinds the Analytical Licence and the Analytical Licence is not immediately replaced, renewed or reinstated on comparable terms;

(s)	if any Credit Party ceases or threatens to cease to carry on in the ordinary course its business, or to carry on a substantial part thereof, except as a result of a reorganization permitted by the Lenders or as permitted in Section 10.04(3);

(t)	if a Change of Control shall occur;

(u)	if a Material Adverse Effect shall occur;

(v)	if the Cannabis Act is repealed and is not immediately replaced with substantially similar legislation; or

(w)	if a Pension Event shall have occurred that when taken either alone or together with all other Pension Events, could reasonably be expected to result in a Material Adverse Effect.

12.02	Acceleration and Termination of Rights

If any Event of Default shall occur and be continuing, all Obligations shall, at the option of the Agent or upon receipt of instructions from the Majority Lenders, become immediately due and payable with interest thereon at the rate or rates determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Credit Party; provided, if any Event of Default described in Section 12.01(j) or 12.01(k) with respect to the Borrower shall occur, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of all Advances and all other Obligations shall automatically be and become immediately due and payable. In such event the Agent may, on behalf of the Lenders, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Credit Party authorized or permitted by law for the recovery of all the Obligations and proceed to exercise any and all rights hereunder and under the Security and no such remedy for the enforcement of the rights of the Lenders shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

12.03	Payment of Bankers' Acceptances and Letters of Credit

If the Borrower does not pay to the Agent for the account of the Lenders the principal amount of any unmatured Bankers' Acceptance or BA Equivalent Note or the face amount of any unexpired Letter of Credit required to be paid pursuant to Section 12.02, the Agent on behalf of the Lenders shall have the option at any time without notice to the Borrower to give notice to the Lenders to make an Advance to the Borrower equal to the principal amount of all unmatured Bankers' Acceptances or BA Equivalent Notes and the face amount of all unexpired Letters of Credit. The proceeds of such Advance shall be held by the Agent in a cash collateral account for the benefit of the Borrower and shall be applied in payment of such Bankers' Acceptances or BA Equivalent Notes as they mature and such Letters of Credit if payment is required thereunder or otherwise as the Agent may require. The Borrower shall execute and deliver as security for such Advance all such security as the Lenders may deem reasonably necessary or advisable, including, without limitation, an assignment of credit balance in respect of such cash collateral account.

12.04	Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lenders and the Agent hereunder or under any other Loan Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Loan Document or instrument executed pursuant to this Agreement as a result of any other default or breach hereunder or thereunder.

12.05	Termination of Lenders' Obligations

The occurrence of an Event of Default shall relieve the Lenders of all obligations to provide any further Advances hereunder whether by Rollover, Conversion or otherwise, by way of Bankers' Acceptances, BA Equivalent Notes or Letters of Credit; provided that the foregoing shall not prevent the Lenders from disbursing money hereunder in reduction of then outstanding Bankers' Acceptances and Letters of Credit. For greater certainty any such Advances shall be at the sole discretion of the Lenders. During the existence of an Event of Default, the Agent may reallocate all Advances pro rata among the Lenders in such manner as the Agent determines is equitable.

12.06	Saving

The Lenders shall not be under any obligation to the Borrower or any other Person to realize any Collateral or enforce the Security or any part thereof or to allow any of the Collateral to be sold, dealt with or otherwise disposed of. The Agent and the Lenders shall not be responsible or liable to the Credit Parties or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the Collateral or any part thereof or the failure to allow any of the Collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Agent or a Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or negligence of the Agent or that Lender.

12.07	Perform Obligations

If an Event of Default has occurred and is continuing and if the Borrower or any Credit Party has failed to perform any of its covenants or agreements in the Loan Documents, the Majority Lenders, may, but shall be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Agent and the Lenders in respect of the foregoing shall be an Obligation and shall be secured by the Security.

12.08	Third Parties

No Person dealing with the Lenders or any agent of the Lenders shall be required to inquire whether the Security has become enforceable, or whether the powers which the Lenders or the Agent are purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the Collateral charged by such Security or any part thereof.

12.09	Set-Off or Compensation

If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Credit Party against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Credit Party may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers' lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of a Lender exercises any rights under this Section 12.09, it shall share the benefit received in accordance with Section 14.20 as if the benefit had been received by the Lender of which it is an Affiliate.

12.10	Realization of Security

Each of the Lenders acknowledges that the Agent holds the Security to secure all of the Obligations and upon the event of the occurrence and continuance of an Event of Default, the Agent shall act on the written instructions of the Majority Lenders as provided in this Agreement and shall distribute the net sale proceeds of realization of the Security to the Lenders in accordance with their Proportionate Share of the Obligations and in accordance with Section 12.11.

12.11	Application of Payments

Notwithstanding any other provision of this Agreement but subject to the provisions of Section 14.19, the proceeds of realization of the Security or any portion thereof shall be distributed in the following order:

(a)	first, in payment of all reasonable and documented costs and expenses incurred by the Agent in connection with such realization, including reasonable and documented legal, accounting and receivers' fees and disbursements;

(b)	second, in payment of all reasonable and documented costs and expenses incurred by the Lenders in connection with such realization, including reasonable and documented legal, accounting and receivers' fees and disbursements;

(c)	third, against the Obligations to each Lender and its Affiliates, if any, (but with respect to Hedge Arrangements, limited to Qualifying Hedge Arrangements) in accordance with its Proportionate Share;

(d)	fourth, against all other Obligations owing to the Lenders and their respective Affiliates pursuant to Hedge Arrangements that were not paid in Section (c) above to each Lender based on the amount owing to such Lender divided by the aggregate amount owing to all Lenders; and

(e)	fifth, if all Obligations of the Borrower listed above have been paid and satisfied in full, any surplus proceeds of realization shall be paid to the Borrower unless otherwise required in accordance with Applicable Law.

12.12	Consultant

The Borrower agrees that, at any time after the occurrence of and during the continuance of an Event of Default and upon written request delivered by the Agent, it shall appoint a financial consultant (hereinafter referred to as the "Consultant") for the purposes of reviewing the operations of the Credit Parties from time to time thereafter. The terms of the Consultant's scope of duties, including appropriate covenants regarding confidentiality, shall be settled by the Agent with the consent of the Borrower, provided that such terms may be settled by the Agent and the Lenders if agreement with the Borrower is not reached within five days of the date of the Agent's request. The Borrower consents, and shall cause each Credit Party to consent, at all times to a free exchange of information or the particulars of any such information exchanged at any time.

ARTICLE 13 - COSTS, EXPENSES AND INDEMNIFICATION

13.01	Indemnification by the Borrower

The Borrower shall indemnify the Agent (and any sub-agent thereof), each Lender and the Issuing Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable and documented fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Credit Party arising out of, in connection with, or as a result of: (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby; (ii) any Advance or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Lender to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit); (iii) enforcement (including any workouts in connection with or in lieu of any enforcement) of its rights under the Loan Documents; (iv) any actual or alleged presence or release of Hazardous Materials in breach of the Requirements of Environmental Law on or from any property owned or operated by any Credit Party, or any Environmental Liability; or (v) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Credit Party and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses: (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Credit Party against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if such Credit Party has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor will an indemnity be available in respect of matters specifically addressed in Sections 15.01, 15.02 or 17.01. Notwithstanding the foregoing, this Section 13.01 shall not apply with respect to Taxes other than Taxes that represent losses, liability, claims, and damages arising from any non-Tax claim. The indemnity contained herein shall survive the termination of the Commitments.

13.02	Reimbursement by Lenders

To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 13.01 to be paid by it to the Agent (or any sub-agent thereof), the Issuing Lender or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Agent (or any such sub-agent), the Issuing Lender or such Related Party, as the case may be, such Lender's Proportionate Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) or the Issuing Lender, or against any Related Party of any of the foregoing acting for the Agent (or any such sub-agent) or the Issuing Lender in connection with such capacity. The obligations of the Lenders under this Section 13.02 are subject to the other provisions of this Agreement concerning several liability of the Lenders.

13.03	Waiver of Consequential Damages

To the fullest extent permitted by Applicable Law, the Credit Parties shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or Letter of Credit or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

13.04	Payments

All amounts due under this Section shall be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

ARTICLE 14 - THE AGENT AND THE LENDERS

14.01	Appointment and Authority

Each of the Lenders and the Issuing Lender hereby irrevocably appoints Canadian Imperial Bank of Commerce as the Agent to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Agent, the Lenders and the Issuing Lender, and no Credit Party shall have rights as a third party beneficiary of any of such provisions.

14.02	Rights as a Lender

The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Credit Party or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders.

14.03	Exculpatory Provisions

(1)           The Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent:

(a)	shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)	shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to any Loan Document or Applicable Law; and

(c)	shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Agent or any of its Affiliates in any capacity.

(2)          The Agent shall not be liable for any action taken or not taken by it: (i) with the consent or at the request of the Majority Lenders (or such other number or percentage of the Lenders as is necessary, or as the Agent believes in good faith is necessary, under the provisions of the Loan Documents); or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Agent by the Borrower or a Lender.

(3)          Except as otherwise expressly specified in this Agreement the Agent shall not be responsible for or have any duty to ascertain or inquire into: (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document; (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith; (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default; (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document; or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent.

14.04	Reliance by the Agent

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance, or the issuance of a Letter of Credit that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Lender, the Agent may presume that such condition is satisfactory to such Lender or the Issuing Lender unless the Agent shall have received notice to the contrary from such Lender or the Issuing Lender prior to the making of such Advance or the issuance of such Letter of Credit. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

14.05	Indemnification of the Agent

Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Proportionate Share (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent's gross negligence or wilful misconduct.

14.06	Delegation of Duties

The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent from among the Lenders (including the Person serving as the Agent) and their respective Affiliates. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such sub-agent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as the Agent.

14.07	Replacement of the Agent

(1)          The Agent may at any time give notice of its resignation to the Lenders, the Issuing Lender and the Borrower. Upon receipt of any such notice of resignation, the Majority Lenders shall have the right with the prior written consent of the Borrower, such consent not to be unreasonably withheld or delayed, to appoint a successor, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto, Ontario, or an Affiliate of any such Lender with an office in Toronto, Ontario. The Agent may also be removed at any time by the Majority Lenders upon 30 days' notice to the Agent and the Borrower as long as the Majority Lenders, with the prior written consent of the Borrower, such consent not to be unreasonably withheld or delayed, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto, Ontario, or an Affiliate of any such Lender with an office in Toronto, Ontario.

(2)          If no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications specified in Section 14.07(1), provided that if the Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Agent on behalf of the Lenders under any of the Loan Documents, the retiring Agent shall continue to hold such collateral security until such time as a successor Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Majority Lenders appoint a successor Agent as provided for above in the preceding paragraph.

(3)          Upon a successor's appointment as the Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Agent, the provisions of this Article 14 and of Article 13 shall continue in effect for the benefit of such former Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.

14.08	Non-Reliance on the Agent and Other Lenders

Each Lender and the Issuing Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

14.09	Collective Action of the Lenders

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

14.10	No Other Duties, etc.

Anything herein to the contrary notwithstanding, none of the "bookrunners", "arrangers" or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Lender hereunder.

14.11	Payments by the Borrower

(1)          Prior to an Event of Default that is continuing, all payments made by or on behalf of the Borrower pursuant to this Agreement (other than payments made pursuant to the Swingline Facility) will be made to and received by the Agent on behalf of the Lenders and will be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Subject to Sections 8.02 and 12.11, unless otherwise specified herein, the Agent will distribute to the Lenders in accordance with each Lender's Proportionate Share:

(a)	payments of interest, Letter of Credit fees and standby fees;

(b)	costs and expenses;

(c)	repayments of principal;

(d)	prepayments of principal;

(e)	amounts received by the exercise of any right of set-off, consolidation of accounts, or by counterclaim or cross-action; and

(f)	all other payments received by the Agent.

(2)          Notwithstanding the foregoing, any such distribution that would otherwise be made pursuant to Section 14.11(1)(c) or 14.11(1)(d) on account of any outstanding Bankers' Acceptances, BA Equivalent Notes or Letters of Credit will be set aside in a separate collateral account for the primary benefit of the Lenders who have issued such Bankers' Acceptances, BA Equivalent Notes or Letters of Credit (and for the secondary benefit of the Lenders in respect of other Obligations) until and to the extent that such Obligations become matured and not contingent, at which time such distributions will be made to the Lenders for whose primary benefit such amounts are held, at which time such application will be made in accordance with Section 14.11(1)(c) or 14.11(1)(d).

14.12	Knowledge and Required Action

The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default (other than the non-payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or the Borrower specifying such Default or Event of Default and stating that such notice is given pursuant to this Section. In the event that the Agent receives such a notice, it shall give prompt notice thereof to the Lenders, and shall also give prompt notice to the Lenders of each non-payment of any amount required to be paid to the Agent for the account of the Lenders. The Agent shall, subject to Section 14.13 take such action with respect to such Default or Event of Default as shall be directed by the Lenders in accordance with this Article 14 provided that, unless and until the Agent shall have received such direction the Agent may, but shall not be obliged to, take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interest of the Lenders; and provided further that the Agent in any case shall not be required to take any such action which it determines to be contrary to the Loan Documents or to any Applicable Law.

14.13	Request for Instructions

The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which, by the terms of any of the Loan Documents, the Agent is permitted or required to take or to grant, and the Agent shall be absolutely entitled to refrain from taking any such action or to withhold any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions from the Lenders. No Lender shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Loan Documents in accordance with instructions from the Lenders. The Agent shall in all cases be fully justified in failing or refusing to take or continue any action under the Loan Documents unless it shall have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 14.05 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it shall be secured in respect thereof as it may deem appropriate.

14.14	Actions by Lenders

(1)          Any consent, approval, waiver (including without limitation any approval of or authorization for any amendment to any of the Loan Documents), instruction or other expression of the Lenders under any of the Loan Documents may be obtained by an instrument in writing signed in one or more counterparts by the Majority Lenders, or where required by Section 14.14(3) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile or other electronic transmission).

(2)          Any consent, approval, waiver (including without limitation any approval of or authorization for any amendment to any of the Loan Documents), instruction or other expression of the Lenders hereunder may also be included in a resolution that is submitted to a meeting or adjourned meeting of the Lenders duly called and held for the purpose of considering the same as hereinafter provided and shall be deemed to have been obtained if such resolution is passed by the affirmative vote of the Majority Lenders (or 100% in the event that there are only two Lenders) of the votes given on a poll of the Lenders with respect to such resolution. A meeting of Lenders may be called by the Agent and shall be called by the Agent upon the request of any two Lenders. Every such meeting shall be held in the City of Toronto or at such other reasonable place as the Agent may approve. At least seven days' notice of the time and place of any such meeting shall be given to the Lenders and shall include or be accompanied by a draft of the resolutions to be submitted to such meeting, but the notice may state that such draft is subject to amendment at the meeting or any adjournment thereof. The Lenders who are present in person or by proxy at the time and place specified in the notice shall constitute a quorum. A person nominated in writing by the Agent shall be chairman of the meeting. Lenders representing no less than 60% of the outstanding Advances must be present at a meeting or adjourned meeting. Upon every poll taken at any such meeting every Lender who is present in person or represented by a proxy duly appointed in writing (who need not be a Lender) shall be entitled to one vote in respect of each $1 of its Commitment. In respect of all matters concerning the convening, holding and adjourning of Lenders' meetings, the form, execution and deposit of instruments appointing proxies and all other relevant matters, the Agent may from time to time make such reasonable regulations not inconsistent with this Section 14.14(2) as it shall deem expedient and any regulations so made by the Agent shall be binding upon the Borrower, the Agent and the Lenders.

(3)          Notwithstanding Section 14.14(1), but subject to Section 14.19(4), without the consent of all the affected Lenders the Agent may not take the following actions:

(a)	amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit Facilities (other than pursuant to Section 2.11), reduce the fees payable, reduce interest rates or other amounts payable with respect to the Credit Facilities, extend any date fixed for payment of principal, interest or other amounts payable relating to the Credit Facilities, extend the repayment dates of the Credit Facilities or change the definition of Majority Lenders or Applicable Margin;

(b)	amendments, modifications or waivers of any part of the definition of "Borrowing Base" or "Eligible Account" in Section 1.01 and any other defined term in Section 1.01 that is used in any of such definitions;

(c)	the establishment of any Advance in United States Dollars or any other currency which is not an Approved Currency;

(d)	amend, modify, discharge, terminate or waive any of the Security (including a guarantee) if the effect is to release any Guarantor or any material part of the Collateral;

(e)	amend Section 3.02, Section 12.11 or Section 14.11;

(f)	amend any provision of Article 7;

(g)	amend Section 10.01(1);

(h)	amend any provision of Article 15;

(i)	amend this Section 14.14(3).

(4)          An instrument in writing from the Majority Lenders (any such instrument in writing being an "Approval Instrument") shall (subject to the terms of Section 14.14(3)) be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) shall be bound to give effect thereto accordingly. For greater certainty, to the extent so authorized in the Approval Instrument, the Agent shall be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Loan Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders or all of the Lenders, as the case may be, in any Approval Instrument.

(5)          The Agent is authorized, without further action by the Lenders, to and shall release the Security and execute related documents in connection with a Permitted Disposition to the extent relating to the property subject to such disposition and the Agent shall execute and deliver all discharges and termination statements requested by the Borrower and/or any other Credit Party (at the expense of the Borrower) in connection with such Permitted Disposition.

14.15	Provisions for Benefit of Lenders Only

The provisions of this Article 14, other than this Section 14.15, Section 14.07 and the rights of the Borrower to receive notice as specified in this Article 14 relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Credit Parties shall not have any rights under or be entitled to rely for any purposes upon such provisions.

14.16	Payments by the Agent

(1)	For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(a)	the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower;

(b)	if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, then subject to Section 8.02 the Agent shall have no obligation to remit to each Lender any amount other than such Lender's Proportionate Share of that amount which is the amount actually received by the Agent;

(c)	if any Lender advances more or less than its Proportionate Share of Credit Facilities, such Lender's entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(d)	the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive;

(e)	the Agent shall be entitled to round any Lender's Proportionate Share of mandatory, voluntary or scheduled repayments to the nearest $1,000;

(f)	upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein; and

(g)	all payments by the Agent to a Lender hereunder shall be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment and Assumption unless notice to the contrary is received by the Agent from such Lender.

(2)          Unless the Agent has actual knowledge that the Borrower has not made or will not make a payment to the Agent for value on the date in respect of which the Borrower has notified the Agent that the payment will be made and except to the extent that the Agent has received notice under Section 8.02, the Agent shall be entitled to assume that such payment has been or will be received from the Borrower when due and the Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders corresponding amounts. If the payment by the Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, the Borrower shall, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result. A certificate of the Agent with respect to any amount owing by the Borrower under this Section shall be prima facie evidence of the amount owing in the absence of manifest error.

14.17	Acknowledgements, Representations and Covenants of Lenders

(1)          Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing.

(2)          Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit Facilities in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(3)          Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(4)          Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of such documents.

(5)          Except to the extent recovered by the Agent from the Borrower, promptly following demand therefor, each Lender shall pay to the Agent an amount equal to such Lender’s Proportionate Share of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement except for those incurred by reason of the Agent’s negligence or wilful misconduct.

(6)           Each Lender shall respond promptly to each request by the Agent for the consent of such Lender required hereunder.

(7)          Each Lender that assigns all or a portion of its rights and obligations under this Agreement shall pay to the Agent a processing and recordation fee of [*****] with respect to each such assignment in accordance with Section 16.02(g).

14.18	Rights of the Agent

(1)          In administering the Credit Facilities, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(2)          The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Default or Event of Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower’s account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

(3)          Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to Property that is subject to the Security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

(4)          The Agent may round an individual Lender’s Proportionate Share of any Advance to the nearest [*****] in Canadian Dollars.

(5)          The Agent shall be entitled to scan and provide by email to the Lenders all financial information it receives from the Borrower under the terms of this Agreement, including Section 10.03.

14.19	Non-Funding Lenders

(1)          Unless prohibited by Applicable Law, each Non-Funding Lender shall be required to provide to the Agent (A) cash or Cash Equivalents in an amount equal to 105% of such Non- Funding Lender's Proportionate Share of the face amount of outstanding Letters of Credit, and (B) cash or Cash Equivalents in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all other obligations of such Non-Funding Lender to the Agent that are owing or may become owing pursuant to this Agreement, including, without limitation, such Non- Funding Lender's obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower. Such cash or Cash Equivalents shall be held by the Agent in one or more cash collateral accounts which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash and Cash Equivalents in accordance with Section 12.11. Notwithstanding anything in this Agreement to the contrary, so long as there is a Non-Funding Lender it shall be within the sole and joint determination of the Issuing Lender as to whether it is agreeable to issue any new Letters of Credit or extend or renew any expiring Letters of Credit.

(2)          Neither the Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non-Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Non-Funding Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgment of a court of competent jurisdiction.

(3)          The Agent shall be entitled to set off any Non-Funding Lender's Proportionate Share of all payments received from the Borrower against such Non-Funding Lender's obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Loan Documents. The Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Non-Funding Lender pursuant to this Agreement which amounts shall be used by the Agent (A) first, to reimburse (I) the Agent for any amounts owing to it by the Non-Funding Lender pursuant to any Loan Document, and then to reimburse (II) the Issuing Lender for any amounts paid by it that has not been fully reimbursed due to such Non- Funding Lender not funding its Proportionate Share of the applicable Advance, (B) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non-Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non-Funding Lender, (C) third, (I) first, to cash collateralize all other obligations of such Non-Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non-Funding Lender's obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower and (II), second, to maintain cash collateral for a Non-Funding Lender's Proportionate Share of reimbursement obligations for Letters of Credit, and (D) fourth, at the Agent's discretion, to fund from time to time the Non- Funding Lender's Proportionate Share of Advances under the Revolving Facility.

(4)          For certainty, a Non-Funding Lender will have no voting or consent rights with respect to matters under this Agreement or other Loan Documents. Accordingly, the Commitments and the aggregate unpaid principal amount of the Advances owing to any Non- Funding Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders. A Non-Funding Lender shall not be entitled to receive standby fees. For certainty, the Lenders shall not be permitted to amend this Agreement in a manner that would: (i) have the effect of reducing the rate of interest or fees applicable to the Advances made by a Non- Funding Lender; or (ii) reducing the principal amount owing to a Non-Funding Lender, unless in each case the same reduction also applies to Lenders with the same Commitments. Notwithstanding the foregoing, should a Non-Funding Lender (i) fund all outstanding Advances that it previously failed to fund and pay all other amounts owing to the Agent and (ii) confirm in writing to the Agent that there is no reasonable likelihood that it will subsequently again become a Non-Funding Lender, then such Lender shall thereafter (x) be entitled to vote and shall have consent rights and (y) be entitled to receive standby fees, in the same manner and fashion as if it were not a Non-Funding Lender.

14.20	Sharing of Payments by Lenders

If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Advances and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall: (a) notify the Agent of such fact; and (b) purchase (for cash at face value) participations in the Advances and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Advances and other amounts owing them, provided that:

(1)          if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest;

(2)          the provisions of this Section shall not be construed to apply to: (x) any payment made by any Credit Party pursuant to and in accordance with the express terms of this Agreement; or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Advances or participation in disbursements under Letters of Credit to any assignee or participant, other than to any Credit Party or any Affiliate of a Credit Party (as to which the provisions of this Section shall apply); and

(3)          the provisions of this Section shall not be construed to apply to: (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents; (x) any payment made in respect of an obligation that is secured by a Permitted Encumbrance or that is otherwise entitled to priority over the Borrower's obligations under or in connection with the Loan Documents; (y) any reduction arising from an amount owing to a Credit Party upon the termination of derivatives entered into between the Credit Party and such Lender; or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

14.21	Agent's Clawback

(1)          Funding by Lenders: Presumption by Agent. Unless the Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Agent such Lender's share of such advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event if a Lender has not in fact made its share of the applicable advance available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on Interbank compensation. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender's Advance included in such advance. If the Lender does not do so forthwith, the Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent.

(2)          Payments by the Borrower: Presumptions by the Agent. Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Agent for the account of any Lender hereunder that the Borrower will not make such payment the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on Interbank compensation.

14.22	Grant of Security in Quebec

For the purposes of holding any security or hypothec which may now or in the future be granted by any Credit Party pursuant to the laws of the Province of Quebec to secure the Obligations under any Loan Document, the Agent is hereby authorized and appointed to act on behalf of each of the Lenders as the hypothecary representative within the meaning of article 2692 of the Civil Code of Quebec in order to hold any hypothec granted under the laws of the Province of Quebec as security for any of the Obligations pursuant to any deed of hypothec and to exercise such rights and duties as are conferred upon a hypothecary representative under the relevant deed of hypothec and applicable laws (with the power to delegate any such rights or duties). Any Person who becomes a Lender will be deemed to have consented to and ratified the foregoing appointment of the Agent as hypothecary representative, agent and mandatary on behalf of all Lenders, including such person and any affiliate of such person designated as a Lender. For greater certainty, the Agent, acting as hypothecary representative, will have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favour of the Agent in this Agreement, which will apply mutatis mutandis. In the event of the resignation and appointment of a successor Agent, such successor Agent will also act as hypothecary representative.

ARTICLE 15 - TAXES AND CHANGE OF CIRCUMSTANCES

15.01	Increased Costs

(1)	Increased Costs Generally. If, from time to time, any Change in Law shall:

(a)	impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against Property of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(b)	subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Advance made by it, except for Indemnified Taxes or Other Taxes covered by Section 15.02 and any Excluded Tax; or

(c)	impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Advance (or of maintaining its obligation to make any such Advance), or to increase the cost to such Lender or the Issuing Lender of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender from time to time, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(2)          Capital and Liquidity Requirements. If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender's holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Advances made by, or the Letters of Credit issued by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(3)          Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in Section 15.01(1) or 15.01(2) including reasonable detail of the basis of calculation of the amount or amounts, that is delivered to the Borrower will be conclusive absent manifest error. The Borrower will pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(4)          Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to this Section 15.01 will not constitute a waiver of such Lender's right to demand such compensation, except that the Borrower will not be required to compensate such Lender pursuant to this Section 15.01 for any increased costs incurred or reductions suffered more than nine months prior to the date that a Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine month period referred to above will be extended to include the period of retroactive effect thereof.

(5)          Basel III and Dodd-Frank. For the purposes of this Section 15.01 (i) all requests, rules, guidelines and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or any regulatory authorities pursuant to Basel III or (ii) the Dodd Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith, will be deemed to be a Change in Law, regardless of the date enacted, adopted or issued.

15.02	Taxes

(1)          Payments Subject to Taxes. Any and all payments by or on account of any obligations of any Credit Party hereunder or under any Loan Document shall be made without deduction or withholding for any Taxes except as required by Applicable Law. If any Credit Party, the Agent, any Lender or Issuing Lender is required by Applicable Law to deduct or withhold any Taxes for any such payment, then: (i) if such Tax is an Indemnified Tax (including any Other Tax), the sum payable shall be increased by that Credit Party when payable as necessary so that after making or allowing for all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section) the Agent, Lender or Issuing Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or withholdings been required; (ii) the applicable Withholding Agent shall be entitled to make any such deductions or withholdings required to be made by it under Applicable Law; and (iii) the applicable Withholding Agent shall timely pay the full amount required to be deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.

(2)          Payment of Other Taxes by the Borrower. Without limiting the provisions of paragraph (1) of this Section 15.02, the Credit Parties shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or at the option of the Agent, timely reimburse it for the payment of, any Other Taxes.

(3)          Indemnification by the Borrower. The Borrower shall indemnify the Agent, each Lender and the Issuing Lender, within 10 days after written demand therefor (specifying in reasonable detail the nature and the amount of the Indemnified Taxes or Other Taxes), for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Agent, such Lender or the Issuing Lender in respect of any payment by or on account of any obligation of a Credit Party hereunder or any other Loan Document and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(4)          Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Credit Party to a Governmental Authority, the Credit Party shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(5)          Treatment of Certain Refunds and Tax Reductions. If the Agent or a Lender determines that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which a Credit Party has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the applicable the Borrower or Credit Party, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or any Credit Party under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower or other Credit Party as applicable, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Borrower or Credit Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. Notwithstanding anything to the contrary in this Section 15.02(5), in no event will the Agent or any Lender be required to pay any amount to the Borrower or a Credit Party pursuant to this Section 15.02(5) the payment of which would place such Agent or Lender in a less favourable after-Tax position than such Agent or Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payment or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

(6)          Status of Lenders. To the extent that withholdings apply to any payment to be made to a Lender, any Lender that is entitled to an exemption from or reduction of any withholding Tax with respect to any payments hereunder or under any other Loan Document shall, to the extent it may lawfully do so, deliver to the Borrower and to the Agent, at the time or times reasonably requested by the Borrower or the Agent and at the time or times prescribed by Applicable Law, such properly completed and executed documentation reasonably requested by the Borrower or the Agent or prescribed by Applicable Law as will permit such payments to be made without withholding (including FATCA withholding, if applicable) or at a reduced rate of withholding. In addition, any Lender, if requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to withholding, backup withholding or information reporting requirements (including, without limitation, FATCA). Each Lender shall, from time to time after the initial delivery by such Lender of the documentation described above, at the request of the Agent or the Borrower or if any form or certification it previously delivered expires or becomes obsolete or inaccurate: (a) deliver to the Borrower and the Agent renewals, amendments or additional or successor forms, together with any other certificate or statement of exemption required in order to confirm or establish such Lender's status or that such Lender is entitled to an exemption from or reduction in withholding tax; or (b) notify the Agent and the Borrower in writing of its inability to deliver any such forms, certificates or other evidence. Solely for the purposes of this paragraph (6), "FATCA" shall include any amendments made to FATCA after the date of this Agreement and any non- U.S. legislation, rules or administrative guidance notes adopted by a Governmental Authority pursuant to an intergovernmental agreement entered into with the United States with respect to FATCA, or that give effect to the OECD Standard for Automatic Exchange of Financial Account Information in Tax Matters-the Common Reporting Standard.

(7)          Indemnification by the Lenders. Each Lender shall severally indemnify the Agent, within 10 days after demand therefor, for: (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Credit Parties have not already indemnified the Agent for such Indemnified Taxes and without limiting the obligation of Credit Parties to do so); and (ii) any Taxes (other than Indemnified Taxes) attributable to such Lender, in each case, that are payable or paid by the Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Agent to the Lender from any other source against any amount due to the Agent under this paragraph (7).

(8)          Survival. Each party's obligations under this Section 15.02 shall survive the resignation or replacement of the Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge or all obligations under any Loan Document.

15.03	Mitigation Obligations: Replacement of Lenders

(1)          Designation of a Different Lending Office. If any Lender requests compensation under Section 15.01, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 15.02, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Advances hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment: (i) would eliminate or reduce amounts payable pursuant to Section 15.01 or 15.02, as the case may be, in the future; and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(2)          Replacement of Lenders. If any Lender requests compensation under Section 15.01, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 15.02, if any Lender's obligations are suspended pursuant to Section 15.04 or if any Lender defaults in its obligation to fund Advances hereunder, then the Borrower may, at its sole expense and effort, upon 10 days' notice to such Lender and the Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Article 16), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)	the Borrower pays the Agent the assignment fee specified in Section 16.02(g);

(b)	the assigning Lender receives payment of an amount equal to the outstanding principal of its Advances and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(c)	in the case of any such assignment resulting from a claim for compensation under Section 15.01 or payments required to be made pursuant to Section 15.02, such assignment will result in a reduction in such compensation or payments thereafter; and

(d)	such assignment does not conflict with Applicable Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

15.04	Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Advance (or to maintain its obligation to make any Advance), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Advances, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

ARTICLE 16 - SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS

16.01	Successors and Assigns Generally

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Credit Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations, hereunder except: (a) to an Eligible Assignee in accordance with the provisions of Section 16.02; (b) by way of participation in accordance with the provisions of Section 16.04; or (c) by way of pledge or assignment of a security interest subject to the restrictions of Section 16.05 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 16.04 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

16.02	Assignment by Lenders

Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it); provided that:

(a)

except if a Default or an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Advance of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than [*****] (unless the Commitment or amount owing to such Lender under the applicable Credit Facility is less than [*****] ), unless each of the Agent and, so long as no Default or Event of Default has occurred and is continuing, the Borrower consents to a lower amount (each such consent not to be unreasonably withheld or delayed);

(b)	each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Advance or the Commitment assigned; except that this paragraph (b) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate credits on a non-pro rata basis;

(c)	any assignment of a Commitment relating to a credit under which Letters of Credit may be issued must be approved by any Issuing Lender (such approval not to be unreasonably withheld or delayed), unless the Person that is the proposed assignee is itself already a Lender with a Commitment under that credit;

(d)	no assignment may be made to any Group Party or any of its Affiliates;

(e)	any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed);

(f)	any assignment must be approved by the Borrower acting reasonably (such approval not to be unreasonably withheld or delayed, unless (A) the proposed assignee is already a Lender or an Affiliate of a Lender, or (B) a Default or an Event of Default has occurred and is continuing; and

(g)	the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee in an amount specified elsewhere in this Agreement and the Eligible Assignee, if it is not an existing Lender, shall deliver to the Agent an administrative questionnaire in a form supplied by the Agent.

Subject to acceptance and recording thereof by the Agent pursuant to Section 16.03, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Article 13 and Article 15, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph (other than a participation described in Section 16.04) shall be null and void as against the Borrower. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

16.03	Register

The Agent shall maintain at one of its offices in Toronto, Ontario, a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

16.04	Participations

(1)          Any Lender may at any time, without the consent of, or notice to, the Borrower or the Agent, sell participations to any Person (other than a natural person, a Group Party or any Affiliate of a Group Party) (each, a "Participant") in all or a portion of such Lender's rights or obligations or both under this Agreement (including all or a portion of its Commitment or the Advances, or both, owing to it); provided that (i) such Lenders obligations under this Agreement will remain unchanged, (ii) such Lender will remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Agent and the other Lenders will continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any payment by a Participant in connection with a sale of a participation will not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

(2)          Subject to Section 16.04(3), the Borrower agrees that each Participant will be entitled to the benefits of Sections 15.01 and 15.02 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 16.02. To the extent permitted by law, each Participant also will be entitled to the benefits of Section 12.09 as though it were a Lender, provided such Participant agrees to be subject to Section 14.19 as though it were a Lender.

(3)          A Participant will not be entitled to receive any greater payment under Sections 15.01 or 15.02 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent.

16.05	Certain Pledges

Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, but no such pledge or assignment will release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

ARTICLE 17 - GENERAL

17.01	Costs and Expenses

The Borrower will pay (i) all reasonable out of pocket expenses incurred by the Agent and the Lenders, including the reasonable fees, charges and disbursements of Lenders' Counsel, in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby will be consummated), (ii) all reasonable out of pocket expenses incurred by the Agent and the Lenders in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, and (iii) all reasonable out of pocket expenses incurred by the Agent and the Lenders including the reasonable fees, charges and disbursements of Lenders' Counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section 17.01, or in connection with the Advances made hereunder, including all such out of pocket expenses incurred during any workout, restructuring or negotiations in respect of such Advances.

17.02	Nature of Obligations under this Agreement

(1)          The obligations of each Lender and of the Agent under this Agreement are several and not joint and several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder. Neither the entering into of this Agreement nor the completion of any transactions contemplated herein shall constitute the Lenders a partnership.

(2)          Neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.

17.03	Addresses, Etc. for Notices

(1)          Notice Address. The addresses and facsimile numbers for the purposes of notices and other communications to the Borrower and the Agent are set forth on the signatures pages and Schedules to this Agreement.

(2)          Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 17.03(3)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile to the addresses or facsimile numbers specified elsewhere in this Agreement or, if to a Lender, to it at its address or facsimile number specified in the Register or, if to a Credit Party other than the Borrower, in care of the Borrower. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given on a Business Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 17.03(3) below shall be effective as provided in Section 17.03(3).

(3)          Electronic Communications. Notices and other communications to the Lenders and the Issuing Lender hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender of Advances to be made or Letters of Credit to be issued if such Lender has notified the Agent that it is incapable of receiving notices under such Article by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless the Agent otherwise prescribes: (i) notices and other communications sent to an email address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient; and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(4)          Change of Address, Etc. Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

17.04	Governing Law and Submission to Jurisdiction

(1)          Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)          Submission to Jurisdiction. The Borrower, for and on behalf of itself and each Credit Party, irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. The Borrower, for and on behalf of itself and each Credit Party, agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Credit Party or its Properties in the courts of any jurisdiction.

(3)          Waiver of Venue. The Borrower, for and on behalf of itself and each Credit Party, irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement in any court referred to in Section 17.04(2). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

17.05	Judgment Currency

(1)          If for the purpose of obtaining or enforcing judgment against a Credit Party in any court in any jurisdiction, it becomes necessary to convert into any other Approved Currency (such other Approved Currency being hereinafter in this Section 17.05 referred to as the "Judgment Currency") an amount due in Canadian Dollars under this Agreement or any other Loan Document, the conversion will be made at the Spot Rate prevailing on the Business Day immediately preceding:

(a)	the date of actual payment of the amount due, in the case of any proceeding in any jurisdiction that will give effect to such conversion being made on such date, or

(b)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 17.05(1)(b) being hereinafter in this Section 17.05 referred to as the "Judgment Conversion Date").

(2)          If, in the case of any proceeding in the court of any jurisdiction referred to in Section 17.05(1)(b), there is a change in the Spot Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower will pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Spot Rate prevailing on the date of payment, will produce the amount of Canadian Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Spot Rate of exchange prevailing on the Judgment Conversion Date.

(3)          Any amount due from a Credit Party under the provisions of Section 17.05(2) will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Loan Document.

17.06	Benefit of this Agreement

This Agreement shall enure to the benefit of and be binding upon the Borrower, the Lenders, the Agent and their respective permitted successors and permitted assigns.

17.07	Survival

The provisions of Article 13 and Section 17.01 shall survive the repayment of all Advances, whether on account of principal, interest or fees, and the termination of this Agreement, unless a specific release of such provisions by the Agent, on behalf of the Lenders, is delivered to the Borrower.

17.08	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

17.09	Entire Agreement

This Agreement (along with the other Loan Documents) constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof.

17.10	Further Assurances

The Borrower, each Lender and the Agent shall promptly cure any default by it in the execution and delivery of this Agreement, the Loan Documents or of any of the agreements provided for hereunder to which it is a party. The Borrower, at its expense, shall promptly execute and deliver to the Agent, upon reasonable request by the Agent, all such other and further documents, agreements, opinions, certificates and instruments in compliance with and required to give effect to the covenants and agreements of the Borrower hereunder or to make any recording, file any notice or obtain any consent contemplated herein.

17.11	Waiver of Jury Trial

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

17.12	Counterparts; Integration; Effectiveness.

This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Except as provided in Section 3.01, this Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or facsimile or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

17.13	Electronic Execution of Loan Documents; Delivery by Electronic Transmission

This Agreement and any other Loan Document may be signed by way of associating or otherwise appending an electronic signature or other facsimile signature of the applicable signatory and the words "execution", "signed", "signature", and words of like import in this Agreement and any other Loan Document shall be deemed to include electronic signatures or other facsimile signatures, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature.

17.14	Treatment of Certain Information; Confidentiality

(1)          Each of the Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to any other Lenders or Participants or prospective Lenders or Participants; (b) to the extent required by the order of any court or administrative agency in any pending legal, judicial or administrative proceeding or otherwise as required by Applicable Law (in which case, such Person shall, to the extent permitted by Applicable Law, notify the Borrower promptly thereof, in advance); (c) upon the request or demand of any regulatory authority purporting to have jurisdiction over such Person or its Affiliates (in which case, to the extent permitted by Applicable Law, such Person shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, promptly notify the Borrower in advance); (d) to their Affiliates and their Affiliates' respective employees, directors, legal counsel, independent auditors, professionals and other experts or agents of such person on a "need to know" basis and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential; (e) to the extent any such information becomes publicly available other than by reason of disclosure by such Person in breach of this provision or is received by such Person from a third party that is not to such Person's knowledge subject to confidentiality obligations to the Borrower or any of its Affiliates; (f) with the Borrower's prior written consent; (g) to the extent independently developed by such Person or its Affiliates; (h) in protecting and enforcing the rights of the Agent or the Lender with respect to this Agreement and the other Loan Documents including for the purposes of establishing a "due diligence" defense; and (i) on a confidential basis to any actual or prospective direct or indirect contractual counterparty to any swap or derivative transaction relating to the Borrower or any of its Subsidiaries; provided that the disclosure of any such information to any Lenders or prospective Lenders or Participants or prospective Participants or swap or derivative counterparty referred to above shall be made subject to Applicable Law and the acknowledgment and acceptance by such Lender or prospective Lender or Participant or prospective Participant or swap or derivative counterparties that such information is being disseminated on a confidential basis (on substantially the terms set forth in this Section or as is otherwise reasonably acceptable to the Borrower). It is expressly understood that the obligations of each Lender are several and not joint and that no Lender shall be liable to the extent any confidentiality restrictions are violated by any other Lender. Each Lender shall be liable for any violation of the confidentiality restrictions set forth herein by any of its employees or directors.

(2)          For purposes of this Section, "Information" means all information received in connection with this Agreement from any Credit Party relating to any Credit Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), if being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

17.15	Tombstone Marketing

The Agent and Lenders may, with the consent of the Borrower, reproduce, dis- close and use information about the Borrower (including, without limitation, the Borrower's name and any identifying logos) and the transactions herein contemplated to enable the Agent and/or the Lenders to publish promotional "tombstones" and other forms of notices of the transactions contemplated herein in any manner and in any media (including, without limitation, brochures). The Borrower acknowledges and agrees that no compensation will be payable by the Agent or any Lender resulting therefrom, and that the Agent and the Lenders shall have no liability whatsoever to the Borrower or any of its employees, officers, directors, Affiliates or shareholders in obtaining and using such information in accordance with the terms hereof.

17.16	Time of the Essence

Time shall be of the essence of this Agreement.

17.17	Termination of Agreement and Loan Documents

(1)          This Agreement and the Loan Documents shall terminate and shall be of no further effect, other than with respect to indemnities expressly stated to survive termination of this Agreement, and the Agent shall execute and deliver all discharges and termination statements requested by the Borrower and/or any other Credit Party (at the expense of the Borrower) upon indefeasible repayment of all Obligations owing to the Agent and the Lenders and their respective Affiliates, if any, (other than contingent indemnification obligations in respect of which no claim has then been made and ordinary course obligations in respect of Service Agreements and charge card agreements) and the termination of the Commitments.

(2)          The Agent is authorized, without further action by the Lenders, to and shall release the Security and execute related documents in connection with a termination as described in this Section 17.17 and the Agent shall execute and deliver all discharges and termination statements requested by the Borrower and/or any other Credit Party (at the expense of the Borrower) in connection with such termination.

17.18	Anti-Money Laundering Legislation

(1)          The Borrower acknowledge that, pursuant to the AML Legislation, the Trading with the Enemy Act (United States) and other federal, provincial, territorial, local or foreign laws relating to anti-money laundering, anti-terrorist financing, Sanctions and "know your client" laws, including any guidelines or orders thereunder, the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, the Guarantors, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower and the Guarantors, and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or Participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(2)          The Borrower acknowledges and agrees that pursuant to the AML Legislation and other Sanctions and Anti-Corruption Laws, the Agent and any Lender may be required to obtain, verify and record information with respect to the Credit Parties and the Borrower hereby agrees to cooperate with the Agent and each Lender and provide them with all information that may be required in order to fulfil their obligations under such laws. Without limiting the generality of the foregoing, the Borrower agrees to use commercially reasonable efforts to obtain the consent of any of their respective officers, directors and employees whose consent to the disclosure of any such information is required under applicable privacy legislation in Canada.

(3)          Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or the Credit Parties or any authorized signatories of the Borrower or a Credit Party on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any Group Party or any such authorized signatory in doing so.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

Address:	VALENS GROWORKS CORP.

Valens GroWorks Corp.

230 Carion Road	Per:	“Chris Buysen”
Kelowna, BC V4V2K5	Name: Chris Buysen
Canada	Title: Chief Financial Officer

Attention:	Chris Buysen
Chief Financial Officer

[*****]

With a copy to :

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Canada

Attention:	Donald Belovich

[*****]

[SIGNATURE PAGE TO CREDIT AGREEMENT]

AGENT:

Address:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

Canadian Imperial Bank of Commerce

595 Bay Street, CPS-5th Floor

Toronto, ON M5G 2C2		Per:	[*****]
Name : [*****]
Attention:	Global Agent Administration Service		Title : [*****]
[*****]
		Per:	[*****]
Name : [*****]
Title : [*****]

With a copy to:

McCarthy Tetrault LLP

66 Wellington St. W., Suite 5300

Toronto Dominion Bank Tower

Toronto, ON M5K 1E6

Attention:	D. J. Lynde
[*****]

[SIGNATURE PAGE TO CREDIT AGREEMENT]

LENDERS:

Address:	CANADIAN IMPERIAL BANK OF COMMERCE, as a Lender and the Issuing
Canadian Imperial Bank of Commerce	Lender

Commerce Court West

199 Bay Street, 4th Floor

Toronto, Ontario M5L 1A1		Per:	[*****]
Name : [*****]
Title : [*****]
Attention:	James Day, Senior Manager
	[*****]	Per:	[*****]
Name : [*****]
Title : [*****]

[SIGNATURE PAGE TO CREDIT AGREEMENT]

Address:	ATB FINANCIAL, as a Lender

ATB Financial [*****]		Per:	[*****]
Eighth Avenue Place, West Tower			Name : [*****]
600, 585 - 8th Avenue SW			Title : [*****]
Calgary, AB T2P 1G1
Canada
		Per:	[*****]
Attention:	Max Herrera, Senior Director		Name : [*****]
	[*****]		Title : [*****]

[SIGNATURE PAGE TO CREDIT AGREEMENT]

SCHEDULE A

LENDERS AND COMMITMENTS

Lender and Lending Office	Revolving Facility	Term Facility	Total Commitments
Canadian Imperial Bank of Commerce Commerce Court West 199 Bay Street, 4th Floor Toronto, Ontario M5L 1A2	[*****]	[*****]	[*****]
ATB Financial Eighth Avenue Place, West Tower 600, 585 - 8th Avenue SW Calgary, AB T2P 1G1	[*****]	[*****]	[*****]
TOTAL:	$20,000,000	$20,000,000	$40,000,000

**Includes Swingline Commitment

Swingline Lender : Canadian Imperial Bank of Commerce

Isusing Lender: Canadian Imperial Bank of Commerce

SCHEDULE B

NOTICE OF REQUEST FOR ADVANCE

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent
Canadian Imperial Bank of Commerce
595 Bay Street, CPS-5th Floor
Toronto, ON M5G 2C2

[*****]

FROM:	VALENS GROWORKS CORP. (the "Borrower")

RE:	Credit agreement, made as of May 29, 2020 (as amended, supplemented, restated or replaced from time to time, the "Credit Agreement"), among the Borrower, the Agent and the Lenders.

DATE:	________________,20______

1.	This notice of request for Advance is delivered to the Agent pursuant to the Credit Agreement. All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Credit Agreement, unless the context requires otherwise.

2.	The Borrower hereby requests an Advance as follows:

(a)	Date of Advance:

(b)	Applicable Credit:

Revolving Facility	Advance Amount Cdn.$
Term Facility	Advance Amount Cdn.$

(c)	Type and Amount of Advances (check appropriate boxes)

Amount

( ) Prime Rate Advance:	Cdn.$

( ) Bankers' Acceptances (BA Equivalent Notes):

	Amount	Term in Months		Rollover Amount

Cdn.$			Cdn.$

( ) Letter of Credit:

	Amount	Expiry Date

Cdn.$

If Rollover or Conversion of another Advance, provide details of other Advance:

(d)	Type:

(e)	Amount:

(f)	Maturity Date:

3.	In conjunction with the request for an Advance, the Borrower confirms that:

(a)	all of the representations and warranties set forth in Section 9.01 of the Credit Agreement are true and correct in all material respects as though made on and as of the date hereof, except in each case, to the extent that any such representations and warranties that are already qualified by materiality shall be true and correct in all respects, and to the extent that such representations and warranties relate specifically to an earlier date;

(b)	no Default or Event of Default has occurred and is continuing on and as of the date hereof and no Default or Event of Default will occur as a result of the making of the aforementioned Advances; and

(c)	no Material Adverse Effect has occurred and is existing as of the date hereof and no Material Adverse Effect will occur as a result of the making of the aforementioned Advances.

VALENS GROWORKS CORP.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE C

REPAYMENT OF NOTICE

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent
Canadian Imperial Bank of Commerce
595 Bay Street, CPS-5th Floor
Toronto, ON M5G 2C2

[*****]

FROM:	VALENS GROWORKS CORP. (the "Borrower")

RE:	Credit agreement, made as of May 29, 2020 (as amended, supplemented, restated or replaced from time to time, the "Credit Agreement"), among the Borrower, the Agent and the Lenders.

1.	This notice of request for repayment is delivered to the Agent, pursuant to the Credit Agreement. All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Credit Agreement, unless the context requires otherwise.

2.	The Borrower hereby gives you notice of a repayment as follows:

(d)	Date of Repayment:

(e)	Advance Type:

(f)	Principal Amount:

(g)	Credit Facility:

VALENS GROWORKS CORP.

By:
Name:
Name:

Name:
Title:

SCHEDULE D

COMPLIANCE CERTIFICATE

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent
Canadian Imperial Bank of Commerce
595 Bay Street, CPS-5th Floor
Toronto, ON M5G 2C2

[*****]

With a copy to:

Canadian Imperial Bank of Commerce
Commerce Court West
199 Bay Street, 4th Floor
Toronto, Ontario M5L 1A2

[*****]

FROM:	VALENS GROWORKS CORP. (the "Borrower")

RE:	Credit agreement, made as of May 29, 2020 (as amended, supplemented, restated or replaced from time to time, the "Credit Agreement"), among the Borrower, the Agent and the Lenders.

DATE:	________________, 20______

The undersigned, the                             of the Borrower, hereby certifies, in that capacity and without personal liability, that:

1.	I have read and am familiar with the provisions of the Credit Agreement and have made such examinations and investigations, including a review of the applicable books and records of the Borrower as are necessary to enable me to express an informed opinion as to the matters set out herein. Unless otherwise defined herein terms used herein have the meanings ascribed thereto in the Credit Agreement.

2.	I have made or caused to be made such examinations or investigations as are, in my opinion, necessary to furnish this Certificate, and I have furnished this Certificate with the intent that it may be relied upon by the Agent and the Lenders as a basis for determining compliance by the Borrower with its covenants and obligations under the Credit Agreement and the other Loan Documents as of the date of this Certificate.

3.	All of the representations and warranties set forth in Section 9.01 of the Credit Agreement are true and correct in all material respects as though made on and as of the date hereof, except in each case, to the extent that any such representations and warranties that are already qualified by materiality shall be true and correct in all respects, and to the extent that such representations and warranties relate specifically to an earlier date.

4.	No Material Adverse Effect has occurred and is existing as of the date hereof.

5.	All of the covenants required by the Credit Agreement have been observed, performed or satisfied, as applicable, and no Default or Event of Default has occurred and is continuing on the date of this Certificate except _____________.

[Specify nature and period of existence of any Default or Event of Default and any action which the Borrower has taken or proposes to take with respect thereto.]

6.	The attached financial statements for the [Fiscal Quarter/Fiscal Year] ended [insert date] fairly present in all material respects the information contained in such financial statements, and such financial statements, and all calculations of financial covenants and presentation of financial information in this Certificate and the Exhibits to this Certificate, have been prepared in accordance with the Credit Agreement and GAAP [(except that such quarterly financial statements do not include notes and the year-end adjustments that are reflected in the corresponding audited annual financial statements)][1].

7.	As of the Computation Date (as defined below), set forth on Exhibit A attached hereto are the names of the Subsidiaries of the Borrower that are not Credit Parties.

8.	As of __________________ , 20____ (the "Computation Date"):[2]

(a)	The Senior Leverage Ratio is __.__: 1.00, as calculated in Exhibit B attached hereto;

(b)	The Fixed Charge Coverage Ratio is __.__: 1.00, as calculated in Exhibit C attached hereto;

(c)	The Asset Coverage Percentage of the Credit Parties is •%, as calculated in Exhibit D attached hereto; and

(d)	The EBITDA Coverage Percentage of the Credit Parties is •%, as calculated in Exhibit E attached hereto.

9.	Except as previously disclosed to the Agent, set forth on Exhibit F attached hereto are all material patents, trade-marks, copyrights or industrial designs that were registered by any Credit Party (or in respect of which a pending registration application was filed by any Credit Party) during the most recently completed Fiscal Year.

10.	Copies of all Material Contracts and Material Licences have been delivered to the Agent. [Attached hereto as Exhibit G is a copy of each Material Contract entered into by a Credit Party and each Material Licence issued to any Credit Party, in each case, since the previously delivered Compliance Certificate.]

[1]	Include only in a quarterly Compliance Certificate and not in an annual Compliance Certificate.
[2]	All calculations of EBITDA, the Senior Leverage Ratio, the Fixed Charge Coverage Ratio, the Asset Coverage Percentage and the EBITDA Coverage Percentage below are to be made in accordance with the corresponding definition for each such term in the Credit Agreement.

11.	For the [Fiscal Quarter/Year] ended ____, 20 __, the purchase price of all Permitted Acquisitions made pursuant to Section 10.04(10) of the Credit Agreement was Cdn.$__________. A description of such Permitted Acquisitions and the respective purchase price is set out on Exhibit A hereto.

12.	For the [Fiscal Quarter/Year] ended ____, 20 __, the aggregate amount of Capital Expenditures made in the Fiscal Year ______was Cdn.$ ________.

13.	For the [Fiscal Quarter/Year] ended ____, 20 __, the aggregate outstanding principal amount of Purchase Money Security Interests and Lease Liabilities was Cdn.$ _______.

14.	For the [Fiscal Quarter/Year] ended ____, 20 __, the aggregate fair market value of the Property Disposed of pursuant to clause (d) of the definition of "Permitted Dispositions" is Cdn.$ ____________________.

15.	For the [Fiscal Quarter/Year] ended ____, 20 __, the amount of Distributions pursuant to clause (d) of the definition of "Permitted Distributions" was Cdn.$ ____________________.

16.	For the [Fiscal Quarter/Year] ended ____, 20 __, the amount of Investments pursuant to Section 10.04(7)(f) of the Credit Agreement was Cdn.$ __________________.

17.	For the [Fiscal Quarter/Year] ended ____, 20 __, the amount of Financial Assistance pursuant to Section 10.04(8)(c) of the Credit Agreement was Cdn.$ ____________________.

IN WITNESS WHEREOF, the Borrower has caused this certificate to be executed on its behalf by a senior officer of the Borrower as of the date first written above.

VALENS GROWORKS CORP.

By:
Name:
Title:

Name:
Title:

EXHIBIT A TO THE COMPLIANCE CERTIFICATE

PERMITTED ACQUISITIONS

•

SUBSIDIARIES THAT ARE NOT CREDIT PARTIES

•

EXHIBIT B TO THE COMPLIANCE CERTIFICATE

Calculation of Senior Leverage Ratio

See Attached

EXHIBIT C TO THE COMPLIANCE CERTIFICATE

Calculation of Fixed Charge Coverage Ratio

See Attached

EXHIBIT D TO THE COMPLIANCE CERTIFICATE

Asset Coverage Percentage

•

EXHIBIT E TO THE COMPLIANCE CERTIFICATE

EBITDA Coverage Percentage

EXHIBIT F TO THE COMPLIANCE CERTIFICATE

Intellectual Property

EXHIBIT G TO THE COMPLIANCE CERTIFICATE

Material Contracts and Material Licences

SCHEDULE E

BORROWING BASE CERTIFICATE

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent Canadian Imperial Bank of Commerce 30 595 Bay Street, CPS-5th Floor Toronto, ON M5G 2C2 [******]

With a copy to:

Canadian Imperial Bank of Commerce Commerce Court West 199 Bay Street, 4th Floor Toronto, Ontario M5L 1A2 [*****]

FROM:	VALENS GROWORKS CORP. (the "Borrower")

RE:	Credit agreement, made as of May 29, 2020 (as amended, supplemented, restated or replaced from time to time, the "Credit Agreement"), among the Borrower, the Agent and the Lenders.

DATE:	______________, 20__

The undersigned, the _____________________________ of the Borrower, hereby certifies, in that capacity and without personal liability, that:

1.	This Borrowing Base Certificate is delivered to the Agent pursuant to the Credit Agreement. Unless otherwise defined herein terms used herein have the meanings ascribed thereto in the Credit Agreement.

2.	I have read and am familiar with the provisions of the Credit Agreement and have made such examinations and investigations, including a review of the applicable books and records of the Borrower as are necessary to enable me to express an informed opinion as to the matters set out herein.

3.	I have made or caused to be made such examinations or investigations as are, in my opinion, necessary to furnish this Certificate, and I have furnished this Certificate with the intent that it may be relied upon by the Agent and the Lenders as a basis for determining compliance by the Borrower with its covenants and obligations under the Credit Agreement and the other Loan Documents as of the date of this Certificate.

4.	The following calculations are in respect of the Borrower as of the date of this Borrowing Base Certificate, calculated in accordance with the provisions of the Credit Agreement:

(a)	[*****] of Qualified Cash:	= $

(b)	[*****] of Government Eligible Accounts:	= $

(c)	[*****] of Canadian Eligible Accounts:	= $

(d)	[*****] of Foreign Accounts:	= $

(e)	the aggregate amount of all Priority Payables:	= $

(f)	the aggregate amount of all early payment discounts on Eligible Accounts:	= $

"Borrowing Base" = (a) + (b) + (c) + (d) - (e) - (f)	= $

5.	The foregoing calculations and information and all supporting calculations and information attached hereto as Exhibit A are true and correct as of the date of this Borrowing Base Certificate.

6.	Attached hereto as Exhibit B is a detailed list of all Eligible Accounts, Government Eligible Accounts, Canadian Eligible Accounts and Foreign Eligible Accounts.

7.	All of the representations and warranties set forth in Section 9.01 of the Credit Agreement are true and correct in all material respects as though made on and as of the date hereof, except in each case, to the extent that any such representations and warranties that are already qualified by materiality shall be true and correct in all respects, and to the extent that such representations and warranties relate specifically to an earlier date.

8.	No Default or Event of Default has occurred and is continuing on and as of the date hereof.

9.	No Material Adverse Effect has occurred and is existing as of the date hereof.

EXHIBIT A TO BORROWING BASE CERTIFICATE

Supporting Calculations

See Attached

EXHIBIT B TO BORROWING BASE CERTIFICATE

Eligible Accounts, Government Eligible Accounts,
 Canadian Eligible Accounts and Foreign Eligible Accounts

See Attached

SCHEDULE F

CREDIT PARTIES ON THE CLOSING DATE

1.	Valens GroWorks Corp.

2.	Valens AgriTech Ltd.

3.	Valens Labs Ltd.

4.	Southern Cliff Brands Inc.

5.	Valens Farms Ltd.

6.	Supra THC Services Inc.

SCHEDULE G

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [insert name of Assignor] (the "Assignor") and [insert name of Assignee] (the "Assignee"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Agent as contemplated below: (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities); and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto, or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the "Assigned Interest"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor: _________________________________

2.	Assignee: _________________________________

3.	Borrower:	Valens GroWorks Corp. (the "Borrower")

4.	Agent:	Canadian Imperial Bank of Commerce, as administrative agent under the Credit Agreement (the "Agent")

5.	Credit Agreement: Credit agreement dated as of May 29, 2020, between the Borrower, Canadian Imperial Bank of Commerce, as Agent, and the Lenders.

6.	Assigned Interest:

Facility Assigned[1]		Aggregate Amount of Commitment / Advances for all Lenders[2]		Amount of Commitment / Loa Advances Assigned	Percentage Assigned of Commitment / Advances[3]
	$	•	$	•	•	%
	$	•	$	•	•	%
	$	•	$	•	•	%

7.	[Trade Date: _______________][4]

[Remainder of page intentionally left blank; signature page follows]

[1]	Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g. "Revolving Facility" "Term Facility", etc.).
[2]	Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.
[3]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Advances of all Lenders thereunder.
[4]	To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

Effective Date: _____________, 20__ [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By:
Title:

[Consented to and][1] Accepted:
CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

By:
Name:
Title:

[Consented to:][2]
[NAME OF RELEVANT PARTY]

By:
Name:
Title:

[1]	To be added only if the consent of the Agent is required by the terms of the Credit Agreement.
[2]	To be added only if the consent of the Borrower and/or other parties (e.g. Issuing Lender) is required by the terms of the Credit Agreement.

ANNEX 1 to Assignment and Assumption

Credit Agreement dated as of May 29, 2020 among Valens GroWorks Corp.,

as Borrower, Canadian Imperial Bank of Commerce, as Agent and the financial institutions from time to time parties thereto as Lenders (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement")

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.	Defined Terms. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

2.	Representations and Warranties of the Assignor. The Assignor: (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

3.	Representations and Warranties of the Assignee. The Assignee: (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 10.03 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender and (v) if it is a foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

4.	Payments. From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

5.	General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

SCHEDULE H

INCREASE REQUEST NOTICE

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent
Canadian Imperial Bank of Commerce
595 Bay Street, CPS-5th Floor
Toronto, ON M5G 2C2

[*****]

With a copy to:

Canadian Imperial Bank of Commerce
Commerce Court West
199 Bay Street, 4th Floor
Toronto, Ontario M5L 1A2

[*****]

FROM:	VALENS GROWORKS CORP. (the "Borrower")

RE:	Credit agreement, made as of May 29, 2020 (as amended, supplemented, restated or replaced from time to time, the "Credit Agreement"), among the Borrower, the Agent and the Lenders.

DATE:	___________________,	20	____

1.	This Increase Request is delivered to the Agent pursuant to Section 2.11 of the Credit Agreement. All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Credit Agreement, unless the context requires otherwise.

2.	The Borrower hereby requests an increase in the Revolving Facility as follows:

(a)	Date of Increase: ______________________________________________________________________________________________

(b)	Increase Amount: Cdn.$ _______________________________________________________________________________________ [9]

3.	In conjunction with this Increase Request, the Borrower confirms that:

(a)	concurrently with the delivery of this Increase Request, the Borrower has delivered a Compliance Certificate certifying on a pro forma basis that immediately after giving effect to the requested Increase, the Borrower will be in compliance with each of the Financial Covenants;

9 NTD: Aggregate principal amount of all Increases cannot exceed [*****] or less than [*****] for any individual Increase.

(b)	all of the representations and warranties set forth in Section 9.01 of the Credit Agreement are true and correct in all material respects as though made on and as of the date hereof, except in each case, to the extent that any such representations and warranties that are already qualified by materiality shall be true and correct in all respects, and to the extent that such representations and warranties relate specifically to an earlier date;

(c)	no Default or Event of Default has occurred and is continuing on and as of the date hereof and no Default or Event of Default will occur as a result of the making of the requested Increase; and

(d)	no Material Adverse Effect has occurred and is existing as of the date hereof and no Material Adverse Effect will occur as a result of the making of the requested Increase.

VALENS GROWORKS CORP.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE I

SOLVENCY CERTIFICATE

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent
Canadian Imperial Bank of Commerce
595 Bay Street, CPS-5th Floor
Toronto, ON M5G 2C2

[*****]

With a copy to:

Canadian Imperial Bank of Commerce
Commerce Court West
199 Bay Street, 4th Floor
Toronto, Ontario M5L 1A2

[*****]

FROM:	VALENS GROWORKS CORP. (the "Borrower")

RE:	Credit agreement, made as of May 29, 2020 (as amended, supplemented, restated or replaced from time to time, the "Credit Agreement"), among the Borrower, the Agent and the Lenders.

DATE:	___________________,	20	____

I, the undersigned, the Chief Financial Officer of the Borrower, in that capacity only and not in my individual capacity (and without personal liability), do hereby certify as of the date hereof, and based upon facts and circumstances as they exist as of the date hereof (and disclaiming any responsibility for changes in such fact and circumstances after the date hereof), that:

1.	This certificate is furnished to the Agent and the Lenders pursuant to Section 3.01(v) of the Credit Agreement. Unless otherwise defined herein, capitalized terms used in this certificate shall have the meanings set forth in the Credit Agreement.

2.	For purposes of this certificate, I, or officers of the Borrower under my direction and supervision, have performed the following procedures as of and for the periods set forth below:

(d)	I have reviewed the Compliance Certificate that will be delivered pursuant to Section 3.01(v) of the Credit Agreement as well as the financial statements (including the pro forma financial statements) attached thereto;

(e)	I have knowledge of and have reviewed to my satisfaction the Credit Agreement; and

(f)	as the Chief Financial Officer of the Borrower, I am familiar with the financial condition of the Borrower and its Subsidiaries, taken as a whole.

3.	To my knowledge, as of the date hereof and after giving effect to the consummation of the Transactions, it is my opinion that:

(a)	the Borrower and its Subsidiaries, taken as a whole, is able to meet its obligations as they generally become due;

(b)	the Borrower and its Subsidiaries, taken as a whole, has not ceased paying its current obligations in the ordinary course of business as they generally become due; and

(c)	the aggregate of the Borrower's Property and its Subsidiaries Property, taken as a whole, is, at a fair valuation, sufficient, or if disposed of at a fairly conducted sale under legal process, would be sufficient to enable payment of all its obligations, due and accruing due. For purposes of this clause (c), the amount of the Contingent Obligations at any time shall be computed as the amount which, in light of all the facts and circumstances existing at the time shall be computed as the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

IN WITNESS WHEREOF, the Borrower has caused this certificate to be executed on its behalf by the Chief Financial Officer as of the date first written above.

VALENS GROWORKS CORP.

By:
Name:
Title:

By:
Name:
Title: